UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 27, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X

Enclosure: Press release  ANGLOGOLD ASHANTI LIMITED – INTEGRATED REPORT
FOR THE YEAR ENDED DECEMBER 31, 2019

<IR>
INTEGRATED REPORT 2019
DIVERSIFIED , DECISIVE, SUSTAINABLE BUSINESS

TO BE THE
LEADING
MINING
COMPANY
VISION
VALUES
Safety and
Health
Dignity and
respect
Accountability
Communities
Diversity
Environment
Sunrise Dam
2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

CONTENTS
ABOUT ANGLOGOLD ASHANTI
2
Who we are – corporate proﬁle
4
Key features of the year
6
Our strategy and investment case
8
How we create value – our business model
10
Economic value-added statement
12
Chairman’s letter
14
WORLD IN WHICH WE OPERATE
16
Our external operating environment
18
Managing our risks and opportunities
20
Stakeholder engagement and material issues
30
DELIVERING ON OUR STRATEGY
36
CEO’s review and outlook
38
Focus on people, safety and sustainability
41
People are our business
42
Managing ESG impacts for sustainability
48
Ensure ﬁnancial ﬂexibility and optimise overhead costs and capital expenditure
56
CFO’s review
57
Financial review – three-year statistics
64
Improve portfolio quality and maintain long-term optionality
67
Regional reviews
68
Three-year statistics by operation
84
Mineral Resource and Ore Reserve – summary
94
Exploration and projects – planning for the future
102
LEADERSHIP AND ACCOUNTABILITY
106
Audit and Risk Committee: chairperson’s report
108
Corporate governance, board and executive committee
110
Remuneration and Human Resources Committee: chairperson’s letter
119
Remuneration report – overview of remuneration policy
123
Remuneration report – implementation report
138
CORPORATE INFORMATION
Forward-looking statements
158
Administration and corporate information
159
ABOUT OUR REPORT

DIRECTORS’ STATEMENT OF
RESPONSIBILITY, COMMITMENT
AND ASSURANCE

To create value for our
shareholders , our employees and
our business and social partners
through safely and responsibly
exploring, mining and marketing
our products.
Our values and beliefs guide all
decision-making and activities
in the conduct of our business
to ensure we make a positive
impact. They underpin our
environmental, social and
governance (ESG) performance.
MISSION
VALUES
AngloGold Ashanti’s 2019 suite of reports comprises:
<IR>
Integrated Report
<NOM>*
Notice of Annual General Meeting and Summarised
Financial Information (Notice of Meeting)
<SR>
Sustainability Report
<R&R>
Mineral Resource and Ore Reserve Report
<AFS>
Annual Financial Statements
<WWW>
Reporting website
* Publication has been delayed as the forthcoming annual general meeting has been postponed.
See
www.aga-reports.com
.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

ABOUT OUR REPORT
Scope, boundary and reporting principles
This integrated annual report, our primary report, covers the year from 1 January to 31 December 2019 and describes the relationship between AngloGold Ashanti’s operational, ﬁnancial and sustainable development performances and our overarching governance
framework, how we manage risks and opportunities and our
remuneration philosophy. In our reporting, we are committed to being honest and transparent. Structured in line with our strategic objectives, this report provides a concise, balanced review of our overall performance and progress made in delivering on our strategy.
This is done within the context of our external operating environment, the ensuing material opportunities, risks and stakeholder concerns
– as well as the long-term sustainability of our business. We also discuss the resource capitals used as we conduct business, our impacts, their interrelatedness and the trade-offs made in order to deliver on our objectives. More detailed information on our sustainable development performance and material issues is presented in the
<SR>
and in the individual
<OP>
, all of which are available online
1
.
In addition to complying with the King IV Report on Corporate
Governance for South Africa, 2016 (King IV), this integrated report also complies with the International Integrated Reporting Council’s
Framework on Integrated Reporting, the South African Companies
Act, No.71 of 2008 (as amended) and the JSE Listings Requirements.
We have also considered the contribution we make to the United
Nations Sustainable Development Goals (SDGs), our support of the
World Gold Council’s recently introduced Responsible Gold Mining
Principles, our responsibilities as a member of the International
Council on Mining and Metals (ICMM) and other related targets.
This is a group level report covering the entire Company, its joint ventures and investments. While performance and targets are
reported regionally, we report fully on all operations managed by
AngloGold Ashanti. Those operations in which we have an ownership interest but do not manage – Kibali and Morila – are partially reported.
Several asset sales have been recently announced or are currently underway (see Corporate status – an update in the Corporate
proﬁle). There were no signiﬁcant changes to the scope, boundary or measurement methods used in this report. Any comparative
restatements are indicated.
Information on joint ventures and other interests is provided if considered material. Production, costs and capital expenditure data are attributable, unless otherwise indicated. Employee data and average workforce data are reported for AngloGold Ashanti with joint ventures reported as attributable. Employee data includes both permanent employees and contractors. Any signiﬁcant, material event that occurs between the end of the ﬁnancial year and the date on which this report is approved is included.
Materiality and target audience
This report is aimed primarily at current and potential
investors, and provides information considered to be
material and of interest to them, enabling an informed
assessment of our ability to create value and the future
viability of our business. This integrated report will also
be useful to other stakeholders – communities, various
levels of government, regulators, non-governmental
organisations (NGOs), among others – who have an
interest in our performance and outlook.
The material risks and issues reported are those
considered most likely to affect the sustainability of
our business in the short, medium and long term.
In identifying these, as well as any opportunities
identiﬁed, we have considered our operating context
and stakeholder feedback received during the year. Our
most material stakeholder issues, which are referenced
in this report, are discussed more fully in the
<SR>.
Approvals and assurance
The information presented in this report has been subject to either an internal or external audit. Internal audit and approval processes include, among others, regular management assurance and reviews of information and data published.
In addition, our operations are subjected to risk-based, integrated, combined assurance reviews of the commercial, safety and
sustainability aspects of our business. The outcomes of these internal processes and external assurances, as well as of any independent technical reviews, provide reasonable assurance to allow the board, on the recommendation of the Audit and Risk
Committee, to determine the effectiveness of our internal control systems and procedures, and thus to ensure the accuracy of the information presented.
Financial information has been externally audited and signed off by
Ernst & Young (EY) while certain, selected sustainability performance indicators reported have also been assured by EY – for further details, see the
<SR>
.
Navigating this document
1
Indicates a hyperlink to an external source of information. All references to other 2019 reports are hyperlinked, as are references to other sections in this report. These hyperlinks are indicated by orange text.
1
www.aga-reports.com
Online Integrated Report 2019
In addition housing the full suite of 2019 annual
reports, our online version of this integrated report
presents its contents in an easily accessible format.
Note: Unless otherwise stated, $ or dollar refers to US dollar throughout this report. All information is attributable unless otherwise speciﬁed.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Directors’ statement of responsibility and commitment
The AngloGold Ashanti board, together with executive management, views the matters discussed in this report to be those that most inﬂuence our ability to successfully achieve our strategic objectives, to manage the risks we face and to create value.
It is the board’s collective opinion that the Integrated Report 2019 presents a balanced and fair account of AngloGold Ashanti, our performance in the past year and our outlook for the short, medium and the longer term. The board conﬁrms AngloGold
Ashanti’s commitment to ethical leadership, governance, and to our corporate citizenship and assurance responsibilities, which are reﬂected throughout this report, in line with King IV, Principle 5.
The board, assisted by the Audit and Risk and the Social, Ethics and Sustainability committees, is ultimately responsible for ensuring and conﬁrming the integrity and completeness of this report as well as of the entire suite of 2019 reports. Having applied its collective mind to the preparation, information and presentation of this report, the board resolved that all material issues have been addressed and that this report presents a fair and balanced view of AngloGold Ashanti’s integrated performance for the year ended 31 December 2019.
This report was approved by the board of directors on 27 March 2020.
Chairman
Chief Executive Ofﬁcer
Chief Financial Ofﬁcer
Sipho M Pityana Kelvin Dushnisky Christine Ramon
Chairperson: Audit and
Risk Committee
Chairperson: Social, Ethics and
Sustainability Committee
Chairperson: Remuneration and
Human Resources Committee
Rhidwaan Gasant Nozipho January-Bardill Maria Richter
Independent non-executive directors:
Alan Ferguson, Albert Garner, Nelisiwe Magubane, Maria Ramos, Rodney Ruston, Jochen Tilk
Legend of icons used in this report
Material issues
1
Employee safety
Employee and community health

Contributing to resilient, self-sustaining communities
Responsible environmental stewardship
Employee, community and asset security

Artisanal and small-scale mining
Respecting human rights
Talent management, skills development and
employee relations

Navigating political uncertainty and risk
1
See
<SR>
for further detail on these material issues
NATURAL
CAPITAL
FINANCIAL
CAPITAL
MANUFACTURED
CAPITAL
SOCIAL AND
RELATIONSHIP CAPITAL
HUMAN AND
INTELLECTUAL CAPITAL
Our ﬁve capital resource inputs
Strategic focus areas
Focus on people, safety and sustainability
Ensure ﬁnancial ﬂexibility
Optimise overhead, costs and capital expenditure
Improve portfolio quality
Maintain long-term optionality

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

WHO WE ARE – CORPORATE PROFILE
ANGLOGOLD ASHANTI AT A GLANCE
•
Third largest gold producer globally and the largest on
the African continent, producing 3.3Moz and employing
34,263 people in 2019
•
Leading responsible gold miner in meaningful
partnership with host communities and government –
we aim to create valuable outcomes for stakeholders
over the long term
•
Listed on four stock exchanges around the world –
the Johannesburg, New York, Australian and Ghana
exchanges – and included in the JSE Top 40 Index,
FTSE/JSE Responsible Investment Index Series (of
the FTSE4Good Index), Responsible Mining Index and
the Dow Jones Sustainability Indices (now part of S&P
Global Inc) and the Bloomberg Gender-Equality Index
•
A geographically diverse shareholder base includes
some of the world’s largest ﬁnancial institutions
•
Market capitalisation of $9.28bn as at
31 December 2019
CORPORATE DEVELOPMENTS
•
Obuasi redevelopment achieved ﬁrst gold pour in
December 2019
•
Sale of South African and Mali assets announced
•
Sale process of asset in Argentina advanced
•
Closure at Yatela is on track and its sale is pending,
subject to fulﬁllment of conditions precedent
4
CONTINENTS
14
OPERATIONS
4
JOINT VENTURE
PARTNERS
3
PROJECTS
A
ngloGold Ashanti Limited (AngloGold Ashanti) is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across ten countries on four continents.
While gold is our principal product, we also produce silver (Argentina) and sulphuric acid (Brazil) as by-products and will pursue value-creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance value creation.
Geita
Geographic shareholdings (%)
South Africa
24
United Kingdom
16
Europe
7
North America
43
Asia
6
Rest of the world and other
4

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Legend
Operations
Projects
Asset sale underway
Greenﬁelds exploration
(1)
Sale process at an advanced stage
(2)
Change in ownership to 100% as B2Gold's shareholding was converted to a share of proﬁts. Will be a copper mine producing gold and silver as by-products
(3)
Agreement and sale announced December 2019
(4)
Obuasi's redevelopment project began in 2019
(5)
Kibali and Morila are managed and operated by Barrick Gold Corporation (Barrick)
(6)
Agreement and sale announced post year end in February 2020
* An agreement reached for B2Gold to earn back 50:50 partnership effective from 1 January 2020
AMERICAS
1   Argentina
Cerro Vanguardia (92.5%)
(1)
2   Brazil
Serra Grande
AGA Mineração
3   Colombia
Gramalote (51%)*
La Colosa
Quebradona
(2)
CONTINENTAL AFRICA
4   Guinea
Siguiri (85%)
5   Mali
Morila (40%)
(5)
Sadiola (41%)
(3)
6   Ghana

Iduapriem
Obuasi
(4)
7
Democratic Republic of the
Congo (DRC)
Kibali (45%)
(5)
8   Tanzania
Geita
SOUTH AFRICA
9
South Africa
Mponeng
(6)
Surface Operations
(6)
AUSTRALIA
10   Australia
Sunrise Dam
Tropicana (70%)
OUR
FOOTPRINT
Our operations and projects are grouped regionally as follows:
Note: Percentages indicate the ownership interest held by AngloGold Ashanti.
All operations are 100%-owned unless otherwise indicated
9
2
3
1
8
10
7
6
4
5

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

(2018: 2)
3.3Moz
production in line with guidance
(2018: 3.4Moz)
$998/oz
all-in sustaining cost
(2018: $976/oz)
$776/oz
total cash cost
(2018: $773/oz)
$127m
free cash ﬂow
(2018:$67m)
REPORTABLE
ENVIRONMENTAL
INCIDENTS
3
KEY FEATURES OF THE YEAR
2019
– another redefining year
for AngloGold Ashanti.
We improved the
quality of our portfolio, balanced competing
capital needs, delivered the Obuasi
redevelopment project on time and within
budget, supplemented the Ore Reserve in our
core portfolio outside South Africa, further
reduced debt and brought balance sheet
leverage below target and grew our
dividend, all while managing our
operations through their safest
year on record.
ZERO
fatalities
in 2019
IMPROVED

2019
<IR>
ABOUT ANGLOGOLD ASHANTI WORLD IN WHICH WE OPERATE

$814m
capital expenditure
(2018: $721m)
3.5Moz
of Ore Reserve added in 2019
before depletion
0.91
times
adjusted net debt to adjusted
EBITDA
57%
increase in dividends per share
PORTFOLIO

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

OUR STRATEGY AND INVESTMENT CASE
OUR CORE
STRATEGIC
FOCUS AREAS
People are the
foundation of our
business. Our business
must operate according
to our values if it is to
remain sustainable in the
long term.
We must ensure our
balance sheet always
remains able to meet
our core funding needs.
All spending decisions
must be thoroughly
scrutinised
to ensure they are
optimally structured and
necessary to fulfil our
core business objective.
We have a portfolio of
assets that must
be actively managed to
improve the
overall mix of our
production base as we
strive for a competitive
valuation as a business.
While we are focused
on ensuring the most
efficient day-to-day
operation of our
business, we must keep
a close eye on creating
a competitive pipeline of
long-term opportunities.
See
<People are
our business>
and
<Managing ESG impacts
for sustainability>
See
<Chairman's letter>
,
<Corporate governance>
and
<CFO's review>
See
<CFO's review>
and
<Financial review –
Three-year statistics>
See
<CEO's review and
outlook>
and
<Regional
performance reviews>
See
<Regional
performance reviews>
and
<Exploration and
projects>
Supporting our
strategy for
sustainable cash
flow improvements
and returns
Improve
portfolio
quality
Maintain
long-term
optionality
Focus on people,
safety and sustainability
Ensure
financial
flexibility
Optimise overhead,
costsand capital
expenditure

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

OUR INVESTMENT CASE:
Prioritising
margins over
volume; and
improving cost
management
Ongoing portfolio
improvements and
rationalisation,
extensive and
proven world-
class exploration
programme to
maintain high-
quality portfolio of
long-life assets with
a track record of
disciplined capital
allocation and
project delivery
Transparent,
decisive
management
team, focused on
minimising risk
and improving
shareholder
returns
Clear and
predictable
strategic approach
with a decisive
response to a
lower gold price
and maintaining
discipline in a
higher gold price
environment
Balance sheet
flexibility;
appropriate liquidity,
and maturities
while within set
covenant ratio
Well-developed
engagement
model ensures
strong stakeholder
relationships and
maintains licence
to operate
C
onsistent delivery on targets, prudent cost management, maintaining balance sheet flexibility, and optionality to deliver value-adding growth, all while working towards zero arm in the workplace
90%
Increase in free
cash flow
2019: $127m
2018: $67m
10%
Increase in average
gold price received
2019: $1,387/oz
2018: $1,261/oz
5%
Decline in adjusted
net debt
2019: $1.572bn
2018: $1.659bn
31%
Improvement
in AIFR
2019: 3.31
2018: 4.81
STEADY PROGRESS

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

HOW WE CREATE VALUE – OUR BUSINESS MODEL
UNDERSTANDING OUR CONTEXT
W
e create value by safely and responsibly mining and marketing our products. Delivering on our mission entails ensuring that our business model and strategy are suffiCientLy robust and flexible to adapt to the ever-changing, dynamic world in which we operate.
Operating environment
Political environments, location, global macro-economics,
and financial markets all have an impact on our ability
to create value. Analysing, monitoring and evaluating
variables and trends in our external environment guide us
in identifying and managing risks and opportunities, and
delivery on our strategy, enabling us to create value in the short and long term.
Stakeholder relations
Similarly, our stakeholders can potentially have an impact
on our operations and licence to operate. Their needs
and expectations, our impact on them and the quality
of our relationships with them can potentially affect our
performance and ability to create value. Positive, transparent and regular interaction with stakeholders helps us to identify and better manage those material issues which matter most
to stakeholders.
Understanding the world in which we operate, how it impacts us, stakeholder expectations and how we impact others, is essential to successful delivery on our strategy and value creation. This understanding enables effective planning to mitigate risks, act on opportunities and deliver on our strategic objectives.
Key risks and opportunities
Risks:
Elevated political and country risk
Operational underperformance
Delivery of growth projects
Adverse gold, commodity and currency
movements
Cost competitiveness
Covid-19*: see
<Emerging Risks>
Opportunities:
Balanced and disciplined approach
to capital allocation
Portfolio optionality through exploration and
greenfield projects
Business planning, optimisation
and streamlining portfolio
Improved production mix and cost profile
Higher gold price
Material issues
1
The material matters identified through feedback from our stakeholder engagement in terms of environmental, social and governance (ESG) factors are:
Environment:
Responsible environmental stewardship
Social:
Employee safety
Employee and community health
Contributing to resilient, self-sustaining communities
Employee, community and asset security
Artisanal and small-scale mining
Talent management, skills development and employee relations
Governance:
Respecting human rights
Navigating political uncertainty and risk
1
See
<SR>
for further detail on these material issues
Serra Grande
Serra Grande

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Our strategy is …
…to generate sustainable cash flow improvements and shareholder returns by focusing on five core strategic areas, each of which drives our plans for inward investment to enable improved quality of production, increased margins, extended mine lives and a portfolio that is viable in the longer term.
Creating and sharing value
Our overall aim is to create sustained long-
term value for our stakeholders – employees,
communities, investors and other business and
social partners – and to leave communities and
society better off for our having been there.
We ensure that we deliver on our mission and
strategy and that we respond thoughtfully to
opportunities while managing and minimising
risks effectively.
Value by stakeholder:
For investors
Consistent, sustained returns by creating value,
delivering sustainable free cash flows and growing
dividends
For employees
Employment means learning and earning – training
and skills development. This includes continuously
nurturing a culture of accountability and respect
For communities
Investment in host communities – jobs, local
economic development, infrastructure, health and
education. We work in partnership to ensure that
communities are socially and economically viable
post mining. This includes promoting and facilitating
local procurement and enterprise development as
well as addressing and mitigating our social and
environmental impacts
For governments
Contributions to the national fiscus, both directly and
indirectly, with the payment of royalties and taxes
and personal income tax on behalf of employees
WHAT WE DO
GOVERNANCE
Simultaneously, we acknowledge and act on our corporate social responsibilities
All that we do is guided by an overarching governance framework – decision-making, the conduct of our business and stakeholder engagement
STRATEGY
AND STRATEGIC
OBJECTIVES
4
1
2
3
Exploration and mine
development
Mining, processing
and refining
Rehabilitation
and closure
Generating revenue,
financial management
Strategic planning goes hand in hand with the responsible and efficient allocation of resources. See
<Our strategy and investment case>
.
Supporting our
strategy for
sustainable cash
flow improvements
and returns
Improve
portfolio
quality
Maintain
long-term
optionality
Focus on people,
safety and sustainability
Ensure
financial
flexibility
Optimise
overhead,
costs
and capital
expenditure
Our core business activities are …

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

ECONOMIC VALUE DISTRIBUTED
US dollar million
2019
2018
Total distributed by recipient
(2)
3,316
3,326
Employees
559
713
Salaries and wages
547
698
Training and development
12
15
Government
808
717
Current tax
(3)
298
242
Royalties
(4)
160
151
Employee taxes
(4)
236
234
Production, property and other taxes
(4)
114
90
Community
(5)
26
21
Suppliers and services
1,715
1,673
Providers of capital
208
202
Finance costs and unwinding of obligations
181
178
Dividends
27
24
ECONOMIC VALUE RETAINED
943
719
(1)
Gold income increased by 3% due to the higher gold price received for the year 2019
(2)
Economic distribution providing human, financial, social, natural and manufactured capital, guided by business objectives and material issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment/disposal
(3)
Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the group operates
(4)
Employee, production, property and other taxes and royalties reported on a cash basis
(5)
Community and social investments exclude expenditure by equity accounted joint ventures
ECONOMIC VALUE-ADDED STATEMENT
For the year ended 31 December 2019
GENERATION AND DISTRIBUTION OF ECONOMIC VALUE
ECONOMIC VALUE GENERATED
US dollar million
2019
2018
Gold sales and by-product income
(1)
4,080
3,943
Interest received
20
17
Royalties received
3
10
Profit/(loss) from sale of assets
1
(20)
Income from investments
139
95
Other income
16
–
Total economic value generated
4,259
4,045
$559m
$808m
$26m
$1,715m
$208m

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

CONTRIBUTING TO THE SDGs
Related SDGs
Breakdown of economic value distributed – 2019
Across the group, refunds are due to AngloGold Ashanti for input tax and fuel duties for an amount of $329m (2018: $276m), including attributable amounts of equity-accounted joint ventures, which have remained outstanding for periods longer than those provided for in the respective statutes.
Value distributed
78%
Value retained for growth
22%
ECONOMIC VALUE SUMMARY
$3.32bn
Total distributed:
Suppliers and services
1,715
Government
808
Employees
559
Providers of capital
208
Communities
26
$m
$4.26bn
total economic value generated

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

CHAIRMAN'S LETTER
FOCUS
ON ESG
Committed to the responsible
conduct of our business, in
line with our values
Sipho M. Pityana
Chairman
Dear Stakeholder,
The year 2019 started on a tragic note when on 25 January the
Brumadinho tailings dam in Brazil suffered a catastrophic failure, wiping everything in its wake and claiming 270 lives. The latter part of 2019 saw the emergence of an infectious ailment caused by a new virus, the coronavirus (covid-19), whose first epicentre was China before spreading across the globe, upending lives, disrupting economic activity and sending markets into a tailspin.
For AngloGold Ashanti, last year marked a record safety performance for the Company and an impressive delivery on our critical strategic objectives. For the first time in the history of this business, we recorded zero fatalities and the all injury frequency rate, the broadest measure of workplace safety, decreased to 3.31 injuries per million hours worked compared to 4.81 injuries per million hours worked in 2018. These unprecedented achievements are a result of cumulative investment, many years of sustained effort and an unwavering commitment to our ambition of zero harm.
Regrettably, in March 2020, a fatal seismic-related incident cost the lives of three colleagues: Johannes Radebe, Lucas Maapea, and Xolani Ngqwemese. This was to be followed soon after by a tramming-related accident in which Thabo Rakometsi died. We
extend our sincere condolences to the families, colleagues, friends and communities of the deceased. A serious setback no doubt, but also a rude reminder, if there was ever need for one, that we must constantly guard against complacency while maintaining an emphasis on the constant need for vigilance.
Shaken by the Brumadinho tailings dam collapse in Brazil that resulted in a deluge of toxic mud that inundated people, homes and damaged the environment, we have actively worked with regulators and local communities to ensure confidence in the design and safety of our tailings storage facilities (TSFs), and in our related governance and oversight.
Our board site visit to our operations Brazil left us with an increased resolve to do even more to ensure the integrity of our TSFs.
This unfortunate event and other developments that include evolving societal expectations of companies, highlight the importance of environment, sustainability, governance and data stewardship (ESG&D)
risks and opportunities across industry sectors in terms of their ability to destroy, create and/or sustain value. Failure to effectively manage these factors risks lost business opportunities and the erosion of investor, employee and societal trust.
ESG&D focus
AngloGold Ashanti is driven by value-accretive strategies to achieve its business and financial objectives and we conduct our business responsibly, in line with our values. We carry a burden of responsibility for environmental stewardship, social justice, good governance, good corporate citizenship, diversity and inclusion and human rights, collectively characterised as ESG&D considerations. Hence our efforts to ensure that host communities share with us the benefits of mining, and that the countries in which we operate see fiscal benefits from the responsible development of their natural resources.
ESG&D is core to the strategy and long-term sustainability and health of our business. We accept the need to drive consistent improvement in this regard, and this is reflected in our commitment to decent work for our employees, enhancing workforce diversity including race and gender in our organisation, and reducing our carbon emissions. For more on these, see
<Managing our ESG impacts for sustainability>
in this report.
Our ESG&D performance receives constant attention and scrutiny from the Social, Ethics and Sustainability Committee of the board. Equally important, we are a business that is committed to harmonising the needs of all its stakeholders. Similarly, the board Investment Committee has ensured that we allocate our capital responsibly, efficiently and that we invest in the sustainability of the business and create value for all our stakeholders. This integrated report, and the accompanying
<SR>,
provide an account of our efforts in this regard. While we have made good progress, there remains much more to be done.
We are encouraged that ESG&D considerations have become
increasingly important for institutional investors, who are rightly paying ever closer attention to the non-financial aspects of the performance of the companies in which they invest. It is encouraging for us to see private capital being deployed to solve some of society’s most pressing challenges, notably climate change, entrenched social inequality, sustainability and environmental issues, including water security, biodiversity loss, waste and plastics in the ocean. We have anchored our priorities with the targets set out in the United Nations Sustainable
Development Goals (the SDGs).
Simultaneously, we seek to ensure that the providers of capital – who have ample alternative placement options – are also well rewarded for investing in our Company. For us to achieve all of those things, we seek to ensure that we allocate our capital responsibly and efficiently and invest in the long-term health of our business.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Ensuring that these often-disparate needs are met to the greatest extent possible – and that expectations are appropriately managed along the way – lies at the heart of our commitment to ensure we maintain and strengthen our licence to operate. Achieving that balance requires honest dialogue and a clear understanding of these often-competing needs.
Capital allocation and asset sales
Our asset rationalisation strategy is driven by a single-minded disciplined asset capital allocation focus. Hence our decision to sell our assets in
Mali, Argentina and South Africa while simultaneously recommissioning
Obuasi in Ghana. These decisions have inevitably attracted much attention, particularly given our long operating history in each jurisdiction.
We are jurisdiction agnostic and asset quality focused.
As a board, we are determined to ensure that the Company’s finite capital is appropriately allocated to realise those opportunities that will deliver the best returns through the economic cycle. Given the breadth of our portfolio, we have several options from which to choose.
We firmly believe that by placing these assets in the hands of responsible new owners who have different investment priorities to ours, – Sadiola,
Cerro Vanguardia, Mine Waste Solutions and Mponeng – will have longer and more productive lives, thereby securing jobs for our employees for a longer period than they would have had in our hands.
The sale of the South African assets, agreed soon after our financial year end, is a case in point. Harmony Gold Mining Limited (Harmony), a deep-
level mining specialist with a long history of operating in South Africa, has already indicated it will do the work and due diligence necessary to extend the life of Mponeng, maintaining desperately needed jobs, tax revenues and associated benefits, well beyond the timespan we had envisaged.
Gold price tailwind and volatile economic
environment
The gold price provided a strong tailwind during the year, as investors once again migrated toward its safe-haven qualities. The growing global stock of negative-yielding debt and a steady flow of unsettling macro-economic and geopolitical news from across the world
reinforced the attractiveness of gold as a hedge. These factors have only increased in the new year, with heightened Iran-US tensions and the worrying prospect of a global coronavirus pandemic sending bullion to its highest level in more than six years. Additionally, tension between oil producers has put pressure on the oil price and markets are in turmoil with no end in sight.
The board and management remain resolute that we will not replicate the gold industry’s mistakes of the past, in allowing rising costs, poor investment choices and undisciplined acquisitions to erode the margin benefit that the current higher gold price brings. The
Investment Committee provides robust oversight to ensure this discipline is maintained.
We will continue to invest in our orebodies to extend their lives, provide much-needed operating flexibility and bring on stream new production.
We will lower debt to improve leverage and reduce the overall risk profile of the business. And we will pay dividends to shareholders in line with our policy, while these capital priorities are unchanged.
As regards the covid-19 pandemic, the well-being of all AngloGold
Ashanti employees is our priority. Covid-19 is the single biggest risk facing not only our business, but also the world economy. We have extensive experience in managing the Ebola virus in West Africa and other communicable diseases, and we intend to put this invaluable capability to good use during this time. Coupled with our strategy to strengthen our health discipline, every effort will be made to effectively manage its impact. This is a challenge to which we are adapting, and we are working closely with our employees, industry partners and the governments in all the countries in which we operate to manage the crisis and ensure business continuity while complying with applicable regulations and country restrictions during this time.
This pandemic, which is still evolving, has resulted in drastic actions by governments across the world, potentially leading to a global economic recession. To extricate the world from this shock requires a co-ordinated effort by all stakeholders and we are encouraged by the efforts of the World Health Organization in working with authorities and global experts to better understand this virus, its impact and, importantly, in guiding national responses to arrest its spread. In this era of stakeholder capitalism, it is crucial that in the midst of this crisis the livelihoods of the most vulnerable in our societies are protected and that health systems remain intact because, while we are currently pushing back against this virus, other communicable diseases including malaria and TB are also to be kept at bay.
Strategic follow-through
In my letter last year, I spoke of our ongoing work to unlock the latent value that exists within our Company. We remain as committed as ever to that task, with the knowledge that improving our fundamental valuation will be the product of several initiatives, including, among others, consistent delivery on our commitments, optimisation of our orebodies, disciplined allocation of capital, improved cash conversion, having a remuneration approach that enhances delivery on long-term strategy and continuing to strengthen our license to operate. I’m pleased to note that the management team has each of these areas in focus, and the board continues to monitor their progress in each.
Conclusion
Regrettably two board members – Nozipho January-Bardill and
Rodney Ruston – will not be standing for re-election at the forthcoming
Annual General Meeting (AGM), in accordance with board policies and guidelines. I thank both for their significant contribution over almost a decade in helping steer this company through the commodity downturn in a prudent and responsible way. Their efforts have helped ensure that AngloGold Ashanti is well placed to take advantage of the current upturn.
The board has nominated two new directors for election by shareholders at the 2020 AGM. We are pleased to welcome the newly appointed independent non-executive directors – Maria Ramos and Nelisiwe
Magubane – who joined our board of directors with effect from 1 June
2019 and 1 January 2020, respectively. They bring a depth and breadth of financial, technical and corporate experience
1
that will ensure the
board retains strong oversight of the Company and is effective in working with the executive leadership in setting the appropriate strategy.
Finally, I’d like, on behalf of the board, to thank the executive leadership team and every employee across the organisation for their tireless efforts and dedication, not only in achieving our strategic objectives but in upholding the values of the Company while doing so. To my fellow directors, thank you for your counsel, support, and robust engagement with issues that are all invaluable to making a success of this endeavour.
Sipho M. Pityana
Chairman
27 March 2020
1
See
<Leadership and accountability>
for further detail

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Explaining how external
factors in the world in
which we operate affect
us, the resultant risks and
opportunities, what we do in
response and our engagement
with stakeholders
WORLD IN
WHICH WE
OPERATE
SECTION 2
Our external operating environment
18
Managing our risks and opportunities
20
Stakeholder engagement and material issues
30

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Geita
DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

OUR EXTERNAL OPERATING ENVIRONMENT
T
he business environment in which we operate is dynamic and complex, with influence from several external factors, which are beyond our control.
This can potentially affect our performance, ability to deliver on our strategy and its objectives, and thus to create value. The following factors have been identiﬁed and are considered as we strive to position AngloGold Ashanti to realise opportunities and to minimise risks.
External factor/variable
Explanation and potential impact on value
Our response
Global socio-economic
and political outlook
Related strategic
focus areas:
Gold price volatility:
The Company’s business activities are focused on the
production of gold, and thus is heavily exposed to the
gold price. The gold price is inﬂuenced by global markets,
geopolitical and macroeconomic factors, in addition to
fundamental supply and demand drivers.
Exchange rate volatility:
The gold price is determined on global markets and based
in US dollars. However, the Company’s operating costs are
sensitive to local currency movements in Brazil, Argentina,
Australia and South Africa.
Global socio-economic factors:
The outbreak of the coronavirus (covid-19) and the US-China
trade war have increased global economic uncertainty, causing global stock markets to fall sharply and boosting the gold price.
The covid-19 virus has had a major economic impact with
cities placed on lock down and border restrictions imposed by some countries across the world. This is having an impact on the global economy and may potentially impact supply-chain
logistics.
There could also be ramiﬁcations for our operations should
employees contract the virus or due to mine operations having to be suspended.
•
Focus on Operational Excellence initiatives
with the aim to counter cost inﬂation and
achieve cost savings
•
Expand margins, focusing on quality
ounces over volumes
•
Portfolio optimisation focused on reducing
costs and maximising margins
•
Actively work to mitigate any major
disruptions due to covid-19
For more on the preparedness work being carried
out internally, see information below this table
•
Careful monitoring of freight and shipping
pricing and delays
Increasing pressure
to reduce emissions,
and further mitigate
environmental impacts
related to climate change
Related strategic
focus areas:
Related material issue:
There is mounting pressure on mining companies to reduce
their emissions of greenhouse gases, and to promote
responsible practices in line with the Paris Accord, Conference of the Parties (COP) on Climate Change, the SDGs and the
TCFD (Task Force on Climate-related Financial Disclosures)
and related emission reduction targets.
Water is a valuable natural resource whose availability is impacted by climate change – either during periods of extreme heat and drought (Australia) or periods of extreme rain (Brazil, Ghana).
•
Focus on continuously improving our ESG
performance
•
Identify and align corporate targets with
SDGs and other guidelines, where relevant
•
Aim to align reporting on environmental
management and climate-related impact
with the guidelines and recommendations of
the TCFD
•
Continue to comply with and meet investor
requirements on our environmental impact as
part of the industry frameworks, standards
and guidelines, which include the ICMM, the
UN-supported Principles for Responsible
Investment (PRI), the United Nations Global
Compact (UNGC) and the World Gold
Council’s Responsible Gold Mining Principles,
among others

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

External factor/variable
Explanation and potential impact on value
Our response
Uncertain and increasingly
rigorous regulatory
environment
Related strategic
focus areas:
Related material issue:
Regulatory certainty is important in making long-term
investments in assets that span several decades. Potential
regulatory changes relate to mining rights, the payment
of taxes and royalties, and operating or closure and
decommissioning requirements can have an impact on a
project’s investment returns.
Increasing and more onerous regulations can result
in increases in the cost of compliance, which may
be compounded by any uncertainty in application or
understanding. This can affect the ﬁnancial position of the
business and its sustainability as well as affect relationships with government and regulators.
•
Engage constructively with governments,
local stakeholder groups and regulators to
optimise shared value
•
Carefully monitor regulatory changes and
compliance
•
Reduction or impact on carbon footprint
following the sale of the South Africa assets
Increasingly demanding
stakeholder expectations
Related strategic
focus area:
Related material issue:
Currently, companies, particularly mining companies, are facing greater scrutiny worldwide from various stakeholders:
•
The investment community and ratings agencies have
expectations relating to ﬁnancial and operating performance
– and increasingly in terms of ESG factors – and to deliver
on strategic objectives and commitments
•
Governments’ expectations relate to our contributions to
national/local economies and the ﬁscus, and to partnering in service delivery
•
Communities have expectations of economic beneﬁts
– employment and procurement opportunities, and the
provision of infrastructure, health care and education
•
Constructively engage with stakeholders with
aim to: share value; better understand and
manage expectations; and to secure and
maintain our social license to operate
•
Ensure responsible corporate citizenship, in
line with our values
•
Maintain and improve ESG performance and
report this transparently
South Africa’s
sovereign rating
Related strategic
focus area:
The country’s sovereign rating could impact AngloGold
Ashanti’s credit rating and the cost of and access to capital
•
Engage with ratings agencies to provide a
realistic understanding of the Company’s
potential operating and ﬁnancial performance
Covid-19 preparedness
AngloGold Ashanti has established a covid-19 Crisis Committee, through which we maintain close liaisons with the national authorities in our respective countries of operation to ensure active monitoring and other measures to contain the coronavirus outbreak. To date, among our employees, we have one case of coronavirus, contracted on personal travels. We are actively educating and promoting awareness of the virus, within and around our sites and in surrounding communities. In Argentina, we have had to suspend mining activities from 20 March 2020 following implementation of country-wide restrictions on travel and border closings. On 24 March 2020, an announcement was made to temporarily suspend production from South Africa operations for three weeks, from 26 March 2020.
This follows a decision by the President of the country for a nationwide lockdown in an effort to slow the spread of covid-19.
On 26 March 2020, the State of Goiás, in Brazil, extended a set of restrictions on the operation of non-essential business to include mining. These restrictions are set to run through to 6 April 2020, and while AngloGold Ashanti may apply for exemption from this order, the Minera Serra Grande operation will temporarily suspend operations.
Since the status of the covid-19 crisis is evolving rapidly, we are continually assessing its development. There have been no material disruptions related to shipments of gold. We are cognisant of the fact that if border closures occur, this may cause temporary logistical constraints and we are working closely with the security companies who handle our gold shipments to ensure contingency plans are in place should this arise.
There have been minimal price or supply-related issues associated with the virus, however, there is a potential supply risk associated with base metals and steel sourced from China. The near-term risk is low-to-medium. The six- to 12-month outlook is medium-to-high risk, based on uncertainty around how long the outbreak will continue. We are starting to see lead times extend on low-value personal protective equipment items sourced from China, but there is minimal risk to our operations regarding supplies as alternative international sources can be identiﬁed. See
<Emerging risks>
in the
<Managing our risks and opportunities>
section.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Identifying and monitoring risks and
opportunities
Our risk management process supports delivery of our
strategic objectives and provides a platform for identifying risks and opportunities.
MANAGING OUR RISKS AND OPPORTUNITIES
A
ngloGold Ashanti operates in a dynamic world that
eve-changing. This requires that management
and our decision-making processes are agile and
responsive, enabling us to mitigate risks and act on
opportunities identified.
Our risk management process aims to balance mitigating and
minimising our risks with maximising the potential rewards from opportunities. A risk is deﬁned as any variable and/or event that may affect AngloGold Ashanti’s ability to create sustained value. Our risk policy sets out the requirements for group risk management with the purpose of ensuring that risks are managed effectively. A structured framework of internal risk management process is in place to proactively identify risks, while simultaneously considering the views and interests of our stakeholders.
The Audit and Risk Committee oversees risk management on
behalf of the board and receives regular risk-related feedback from management. The committee regularly reviews and assesses all such information and governance structures, ensuring that roles and accountability for identifying, managing, mitigating, reporting and escalating risks and opportunities are clearly deﬁned. The board has ultimate responsibility for managing and reducing risks and for realising value from opportunities.
Risk appetite and tolerance
AngloGold Ashanti deﬁnes risk appetite as the amount and type of risk that the group is willing to accept in achieving its business goals;
risk tolerance refers to the level and amount of risk that the group carries at a particular time. Both the risk appetite and risk tolerance are critical elements of an enterprise risk management process, as it integrates risk management with business planning and operational management. In pursuit of our key strategic objective of sustainable cash ﬂow improvements and returns, recognising that risk is present in all business and operational activities, and mindful of the external risk environment, we operate with heightened focus for each of the following strategic building blocks:
•
Improve portfolio quality
•
Maintain long-term optionality
•
Focus on people, safety and sustainability
•
Ensure ﬁnancial ﬂexibility
•
Optimise overhead, costs and capital expenditure
The board annually determines the levels of group risk tolerance setting limits for risk appetite.
•
Board through respective
committees (quarterly)
and as part of the board
strategy sessions
•
Audit and Risk Committee
(quarterly)
•
Executive Committee
(monthly review)
•
Operations:
mine sites, etc
(regularly/as required)
Risks and
opportunities are
identiﬁed with input
from business units,
with the executive
committee having
accountability.
Monitoring and reporting
Our risks and opportunities are identiﬁed, assessed,
quantiﬁed and monitored with input from senior
management to ensure accountability. They are
reviewed quarterly, or more often as required, based
on developments and changes in our operating
environment. Relevant business units for the respective
identiﬁed risks are consulted to conﬁrm the status
of risks and opportunities in terms of their severity
and likelihood, and to ensure alignment with regular
independent assessments.
enables us to mitigate risks and
realise opportunities
AGILE AND RESPONSIVE MANAGEMENT

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

These are our top 10 risks as at the end of January 2020, ranked from highest to lowest ranked. The previous year’s ranking is in parentheses.
Risk ranking
(Previous year's ranking)
Top group risk
1
(1)
Regulatory changes to mining rights and adverse ﬁscal changes
2
(6)
Inability to convert Mineral Resource to Ore Reserve
3
(2)
Failure to meet our operational and safety targets
4
(5)
Failure to move down the industry cost curve
5
(3)
Failure to successfully deliver and ramp up of growth projects
6
(4)
Adverse gold and commodity prices, and currency movements
7
(7)
Failure to attract and retain critical skills and talent
8
(8)
Implications of future tailings regulations for our governance of event risks
9
(–)
Loss of/threats to social licence to operate
10
(10)
Delayed or unsuccessful asset sale process
(–) indicates new group risk
Our top 10 residual group risks
Our top residual group risks are presented in the ‘heat map’ that plots the likelihood and impact of the top risks. Risks have previously been categorized as either strategic, operational or external
Likelihood
Impact/consequences
Nature of risk
Operational
External
Strategic
Almost
certain
Minor Moderate High Major Extreme
Possible
Likely
Unlikely
Very rare
Top group risks heat map
1
2
4
8
6
3
9
10
7
5

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

MANAGING OUR RISKS AND OPPORTUNITIES
CONTINUED
Iduapriem
Emerging risks
Our risk management standards promote communication of up-to-date information on group and industry risks, trends and emerging risks. There were shifts in several emerging risk in the business during 2019 with the main emerging risk being increased investor focus on transparency and responsible mining. The events early in 2020 relating to the covid-19 resulted in a re-assessment of our emerging risks and their impact on our operations.
The covid-19 pandemic has resulted in great uncertainty in the global ﬁnancial markets and in overall economic activity, which may have an adverse effect on worldwide demand for gold. Furthermore, the covid-19 pandemic could cause supply chain delays and disruptions, or lead governments in the countries in which we operate to impose temporary restrictions on travel or business activities, including nationwide lockdowns (quarantine), which may disrupt our activities and operations temporarily and even lead to a full or partial temporary suspension of our mining operations in such affected countries. In addition, any spread of the covid-19 virus among our workforce may lead to a full or partial temporary suspension of the
Company’s mines in the affected areas.
The Company has raised awareness and established a multi-disciplinary covid-19 task force to direct our global response to the crisis, with input from its health, operational, travel, human resources, community relations, ﬁnance and supply teams, among others. All disciplines and operations have emergency preparedness plans in place, developed in line with national protocols and plans. Our ﬁrst aim is to protect employees, their families and our host communities.
Given the uncertainty around the extent and timing of the potential spread of the virus in future, although AngloGold Ashanti cannot reasonably estimate its impact on the proﬁtability of our operations or our ﬁnancial condition, management is actively managing this risk and has put in place crisis management measures to mitigate as far as possible any disruptions to the business. Any prolonged dislocation in ﬁnancial markets due to the spread of the covid-19 pandemic could impact the
Company’s ability to reﬁnance its debt on commercially reasonable terms, if at all, and could as a result have a material adverse effect on the Company’s funding requirements and overall liquidity.
AngloGold Ashanti is implementing cash conservation measures, including focused capital prioritisation and reducing non-
essential spending across the business and is well positioned to weather the current market uncertainty. The Company has drawn down $1.4bn on its US dollar RCF to cater for the $700m bond redemption due mid-April 2020 and to provide additional liquidity headroom. After the drawdowns, cash on hand is about $1.8bn (excluding cash lock-up positions at Kibali and Sadiola, where AngloGold Ashanti’s combined share totals about $300m). Management will continue to take a prudent and proactive approach to managing the Company’s liquidity, which may include procuring additional credit facilities or debt over and above its current facilities.
Opportunities
•
Exploration potential (as proven by growing the Ore Reserve)
•
Project development (to fully realise Obuasi, with Quebradona and Gramalote in feasibility study phase – their respective feasibility studies are expected to be completed by end of 2020)
•
Ongoing operational efﬁciency and cost

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Top ten group risks – potential consequences, mitigating actions, key focus areas and related opportunities
1. Regulatory changes to mining rights and adverse ﬁscal changes
Strategic focus areas and responsibilities
Potential consequences
Mitigating actions
Related strategic focus area/s affected
by this risk:
Responsible board committee:
•
Social, Ethics and Sustainability
Committee
•
Audit and Risk Committee
•
Regulatory uncertainty
•
Increased tax and royalties
•
Adverse impact on our business plans
•
Adverse impact on our market capitalisation
•
Increased operational costs
•
Reduced cash ﬂow
•
Reputational damage – scrutiny by governments,
international non-governmental organisations (NGOs)
and communities
•
Political instability
•
Compromised employee safety and security
•
Regular, inclusive engagement
and broader collaboration with
government, communities and
NGOs
•
Continuous monitoring of
legislative/political landscape
•
Use of joint venture alliances in
line with host country’s regulatory
requirements
Key areas of focus and related opportunities
Tanzania:
Geita
•
In July 2017, the Government of Tanzania passed a new legal framework for the country’s extractive industries
•
Our operation continues to operate normally in compliance with the legislation read in conjunction with the Mining Development
Agreement, as constructive dialogue continues with government and other authorities at various levels
•
As a precautionary measure to safeguard our assets in Tanzania, AngloGold Ashanti applied in July 2017 to arbitration proceedings under the rules of the UN Commission on International Trade Law. Following the expiry on 13 January 2020 of the stay of the arbitration proceedings against the Government of Tanzania, AngloGold Ashanti received a further extension of the stay until 13 May 2020
DRC:
Kibali
•
Joint venture partner Barrick continues to engage with the DRC government on concerns related to the new mining code introduced in 2018
•
As of June 2018, AngloGold Ashanti and many other holders of mining rights reserved their rights under the 2002 Mining Code
•
A VAT refund agreement was signed with the DRC Tax Administration in 2018 permitting the joint venture to offset the amount of VAT credits eligible for repayment against other payments to government
•
Discussions are continuing with the authorities to progress the Article 220 Decree, with the aim of limiting the ﬁscal impact of the new mining code and improving the cash repatriation process
Argentina:
Cerro Vanguardia
•
The export duties re-imposed by the government in Argentina in 2018 and increased in late 2019 could negatively impact free cash
ﬂow, especially in a weakening exchange rate environment. Reimbursement is being pursued under the tax stability guarantee following the related framework having been made public
Brazil:
•
TSF licensing and permitting process requirements in terms of new and proposed legal requirements may have an operational and
ﬁnancial impact on our operations in Brazil. This may impact operating and project costs

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

MANAGING OUR RISKS AND OPPORTUNITIES
CONTINUED
Top ten group risks
continued
2. Inability to convert Mineral Resource to Ore Reserve
Strategic focus areas and responsibilities
Potential consequences
Mitigating actions
Related strategic focus area/s
affected by this risk:
Responsible board committee:
•
Investment Committee
•
Ore Reserve write-down
•
Impairments and lower future earnings per share,
decline in market capitalisation
•
Reduced production proﬁle
•
Premature mine closure or mothballing of operations
•
Focus on improving underground
development to create ﬂexibility for
mines to cope with unexpected
events through targeted
investments
•
Focused greenﬁeld exploration
targeting new discoveries to
maintain a healthy portfolio over
the long term
•
Robust business planning,
portfolio optimisation and
considered feasibility studies to
withstand potential risks
•
Focus on brownﬁelds exploration
Key areas of focus and opportunities
•
Invest in growing our Ore Reserve and improving operating ﬂexibility by investing in the Ore Reserve development and conversion at sites with high geological potential over the next two to three years
•
Project development (Obuasi, Quebradona, Gramalote) has already increased the Ore Reserve
•
Continue to bring more projects to account to further increase the Ore Reserve
•
Greenﬁelds exploration in new areas and other key projects
3. Failure to meet our operational and safety targets
Strategic focus areas and responsibilities
Potential consequences
Mitigating actions
Related strategic focus area/s
affected by this risk:
Responsible board committee:
•
Audit and Risk Committee
•
Social, Ethics and Sustainability
Committee
•
Reduced cash ﬂow and decreased liquidity
•
Reduced earnings, uncertain delivery on targets and
disproportionate penalty on share price
•
Decline in investor conﬁdence
•
Negative risk to credit ratings
•
Restricted ability to invest in strategic growth and
development projects
•
Delivery of business plans by
focusing on Mineral Resource
modelling, integrated business
planning and execution, as well as
by addressing development delays
•
Drive operational excellence
programmes to improve
productivity and efﬁciency
•
Focus on safe production across
all operations
Key areas of focus and opportunities
Brazil:
Cuiabá
•
The operation has been experiencing poor ground conditions. To ensure safe production, a decision was taken to slow the rate of mining while a new surface support regime and mining sequencing were explored. Leading internal and external rock engineering experts were engaged to provide advice
•
Mesh surface support to rehabilitate access ways as well as new controls and mine sequencing were introduced
•
Early indicators showing these new measurements to be successful and condition monitoring will be ongoing as mining progresses in the deeper, higher grade areas
Guinea:
Siguiri
•
Operational and technical challenges related to the commissioning of the combination plant were experienced, impacting performance.
Plans to mitigate these challenges are being implemented and improving recoveries remains a critical focus

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Top ten group risks
continued
4. Failure to move down the industry cost curve
Strategic focus areas and responsibilities
Potential consequences
Mitigating actions
Related strategic focus area/s affected
by this risk:
Responsible board committee:
•
Audit and Risk Committee
•
Investment Committee
•
Reduced proﬁt margins, or failure to achieve cost
competitiveness and potential savings
•
Failure to achieve business plans and deliver
strategy given limited ﬁnancial resources
•
Threat to credit and investment ratings
•
Drive operational excellence
programmes to improve productivity
and efﬁciency
•
Exploration and studies focused on
introducing new, lower cost ounces
•
Increased focus on capital optimisation
and capital efﬁciency and allocation
that will generate maximum returns
•
Exiting assets in South Africa, Mali and
Argentina with a view to focusing limited
capital and resources on other parts of
the portfolio that generate or have the
potential to generate higher returns
Key areas of focus and opportunities
•
Redevelopment of Obuasi and other lower cost projects to contribute to targeted reductions in AISC
•
Accelerate development and/or ramp-up of Colombian assets
•
Operational excellence initiatives across all operations
5. Failure to successfully deliver and ramp up growth projects
Strategic focus areas and responsibilities
Potential consequences
Mitigating actions
Related strategic focus area/s affected
by this risk:
Responsible board committee:
•
Investment Committee
•
Project delays can adversely impact project
returns and earnings
•
Failure to achieve business plans and deliver on
strategy
•
Decline in investor conﬁdence and company
valuation
•
Ensuring appropriate project skills,
systems, structures and governance
are in place
•
Selected project steering committee
participation by the group planning and
technical function
Key areas of focus and opportunities
Ghana:
Obuasi
•
The redevelopment project achieved its ﬁrst gold pour in December
2019 and is currently ramping up to steady state production
•
Phase 2 of the project is ﬁrmly on schedule and within budget with commissioning scheduled for the end of 2020
•
Management continues to work closely with government and
community stakeholders to ensure the mine is developed
sustainably and creates value for all stakeholders
Guinea:
Siguiri
•
Operational and technical challenges related to the commissioning of the combination plant was experienced, impacting performance.
Plans to mitigate these challenges are being implemented and improving recoveries remains a critical focus
Colombia:
Quebradona Project
•
The feasibility study is due to be submitted for board approval at the end of 2020. Results of regional and local elections
held in late October 2019 were positive and local support is growing for this project
Gramalote Project
•
JV partner B2Gold assumed management of the project
effective 1 January 2020 with a target to complete the
feasibility study by the end of 2020
•
B2Gold will fund the investment and exploration programme
this year to earn-in back to a 50:50 partnership
Australia:
Tropicana
•
The Boston Shaker Underground Project continues to
progress well and is on track to deliver ﬁrst gold in the second half of 2020

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

MANAGING OUR RISKS AND OPPORTUNITIES
CONTINUED
Top ten group risks
continued
6. Adverse gold and commodity prices, and currency movements
Strategic focus areas and responsibilities
Potential consequences
Mitigating actions
Related strategic focus area/s
affected by this risk:
Responsible board committee:
•
Audit and Risk Committee
•
Investment Committee
•
Inadequate free cash ﬂow/liquidity
•
Inability to deliver growth and execute strategy
•
Lower market capitalisation
•
Recapitalisation at distressed equity prices and
in poor market conditions
•
Credit ratings impact
•
If sustained, signiﬁcant gold price volatility
may adversely affect our ability to evaluate the
feasibility of undertaking new capital projects,
the continuity of existing operations and their
ability to meet operational targets, or to make
other long-term strategic decisions
•
Enhance cost competitiveness by
improving quality of the portfolio
•
Focus on cost, efﬁciencies and capital
discipline to deliver competitive all-in
sustaining costs
•
Maintain long-term optionality by
ensuring our pipeline of opportunities is
continuously replenished
•
Improve debt proﬁle and reduce annual
interest bill
•
Execute operational excellence initiatives
to counter inﬂation and improve margins
Key areas of focus and opportunities
•
Operational excellence initiatives to take advantage of the price premia differential
•
Portfolio enhancement, particularly on quality and high margin assets
•
Reducing funding costs
7. Failure to attract and retain critical skills and talent
Strategic focus areas and responsibilities
Potential consequences
Mitigating actions
Related strategic focus area/s
affected by this risk:
Responsible board committee:
•
Social, Ethics and Sustainability
Committee
•
Remuneration and Human
Resources Committee
•
Failure to execute and deliver on strategic
objectives
•
Potential impact on productivity and safety
levels
•
Increased labour costs
•
Depending on the skills or talent lost – potential
impact on market conﬁdence
•
Higher cost of retention
•
Failure to meet localisation targets
•
Implement key human resource
initiatives such as fair and responsible
remuneration; career growth and
development opportunities; succession
planning; retention schemes; managerial
effectiveness; and entrenching
company values (taking operational
and jurisdictional nuances into account)
to ensure a productive and engaged
workforce
•
Identify potential future critical skills and
leadership talent risks, due to increased
competition for critical skills from
operating peers, planned divestments,
limited supply of local skills in some
jurisdictions and proactively implement
mitigation measures.
•
Implement integrated talent management
and succession planning process across
the business, with an increased coverage
ratio for critical skills
•
Increase training capacity for scarce
artisan’s skills where required
Key areas of focus and opportunities
•
Continue Chairman’s Young Leaders programme targeting the development of the Company’s internal talent pool to create a talent pipeline for future leadership positions

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Top ten group risks
continued
8. Implications of future tailings regulations for our governance of event risks
Strategic focus areas and responsibilities
Potential consequences
Mitigating actions
Related strategic focus area/s
affected by this risk:
Responsible board committee:
•
Social, Ethics and Sustainability
Committee
•
Adverse socio-economic stakeholder impact and
reputational damage
•
More intense regulatory scrutiny and control of
TSFs, including relevant licences
•
Higher costs associated with inspecting,
maintaining and constructing TSFs
•
Signiﬁcantly increased pressure from local
communities and elevated risk in securing our social
licence to operate
•
Certain types of TSFs may be prohibited, resulting
in operational restrictions until alternative facilities
can be constructed
•
A tailings management framework,
standards and guidelines in place
to deal with TSF risks with regular
reviews undertaken from an
operational, regional, corporate and
external perspectives
Key areas of focus and opportunities
Brazil:
•
The regulatory environment is complicated, and there remains an ongoing risk of operational stoppages and/or regulatory delays
•
Continuous monitoring of the legislative landscape and engaging with local authorities
•
All seven of our TSFs in Brazil received external stability declarations ahead of the legislated deadline of 30 September 2019. Final reports are to be submitted by March 2020 but maybe impacted by the evolving covid-19 situation
•
Reinforcement of dam walls of Serra Grande's upstream TSF in advance of its expected deactivation on 15 September 2021
Geita

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Strategic focus areas and responsibilities
Potential consequences
Mitigating actions
Related strategic focus area/s
affected by this risk:
Responsible board committee:
•
Social, Ethics and Sustainability
Committee
•
Reputational damage – scrutiny from governments,
international NGOs and communities
•
Impact on investor conﬁdence, market capitalisation
and potentially credit ratings
•
Adverse regulatory response
•
Compromised employee safety and security
•
Targeted stakeholder mapping and
engagement with a greater focus
on government structures, local
community and NGOs
•
Continuously monitor the legislative/
political landscape in anticipation of
any negative impact on business
•

Strive to meet local content
requirements throughout the portfolio
•
Focus on sharing of economic
beneﬁts with other stakeholders
in the country – communities,
governments, local suppliers
Key areas of focus and opportunities
Guinea:
Siguiri
•
Continuous stakeholder engagements with the communities and the authorities resulted in a Memorandum of Understanding (MOU)
being signed at the end of November 2019 with key deliverable actions
•
Areas of disagreement have since stabilised but are being closely monitored while the agreements, as part of the MOU, are being actioned and implemented
Ghana:
Obuasi
•
Experienced community demands with regards to local content implementation and local employment. Communication with key stakeholders is ongoing and good progress has been made in implementing the Obuasi Social Management Plan to mitigate this risk
Tanzania:
Geita
•
There was an escalation in complaints and claims for compensation relating to cracked houses in some of the villages
•
A committee consisting of mine management, local government and community leadership resolved the majority of the issues raised, with some of the remaining queries still being addressed
MANAGING OUR RISKS AND OPPORTUNITIES
CONTINUED
Top ten group risks
continued
9. Loss of/threats to our social licence to operate
Iduapriem

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Strategic focus areas and responsibilities
Potential consequences
Mitigating actions
Related strategic focus area/s
affected by this risk:
Responsible board committee:
•
Investment Committee
•
Sales processes not realising full value, sale process
may be convoluted or may not eventuate in a sale
•
Continue operating high-cost operations due to
unsuccessful sales process
•
Management focused on organic
opportunities to create value over
acquisition options
•
Preparations in place to operate assets
in the event that they are not sold
•
Ranking investment opportunities
based on returns and affordability to
maintain discipline in balancing capital
needs of the business
Key areas of focus and opportunities
Argentina:
Cerro Vanguardia
•
The sale process continues and is at an advanced stage. We hope to make a decision on whether to accept a ﬁrm offer or to terminate the sale process in the second quarter of 2020. Once the decision has been made, we will make an announcement. The asset remained a key contributer in 2019
Mali:
Sadiola
•
On 23 December 2019, the Company announced that it had reached an agreement to sell its interest in the Sadiola Mine to Allied Gold for an attributable cash consideration of $52.5m
•
This sale transaction is subject to the fulﬁllment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali
•
AngloGold Ashanti received approval from the South African Reserve Bank in early 2020. It is anticipated that all other conditions precedent will be fulﬁlled or waived by the end of April 2020. All efforts are being explored to secure the remaining conditions precedent
South Africa:
•
On 12 February 2020, AngloGold Ashanti announced an agreement to sell its remaining South African producing assets (Mponeng underground mine, Mine Waste Solutions (the mine waste retreatment operation) and a surface rock dump processing business) and related liabilities to Harmony Gold Mining Company Limited
•
Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure
•
The transaction is subject to the fulﬁllment of a number of conditions precedent, including obtaining of all the necessary consents from the relevant authorities and other stakeholders with the earliest closing anticipated on or about 30 June 2020. All efforts are being explored to secure all the necessary approvals as soon as possible
Top ten group risks
continued
10. Delayed or unsuccessful asset sale process
Cerro Vanguardia

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES
Our approach
Engagement with our stakeholders underpins
value creation and is vital o the successful
conduct of our business. It aids understanding
of our operating environment and decision-
making, and assists in identifying risks and
material issues .
Stakeholder engagement is critical at every stage of our business activities, from exploration through to mine closure. It aims to nurture constructive relationships to secure our licence to operate.
It is an inclusive two-way process that is aligned with our core values and guided by our Code of Ethics. As we engage with
stakeholders we adhere to the Voluntary Principles on Security and Human Rights, advocating transparency and working against bribery and corruption.
Engagement is dynamic and aids understanding and management
of stakeholders’ needs and expectations; we in turn share
information on AngloGold Ashanti, our objectives, policies
and standards, and our ﬁnancial, operating and sustainability performance. Feedback helps us to identify and manage our
material issues, business risks and opportunities, and to develop appropriate actions and responses.
Identifying our key stakeholders
We identify our key stakeholders based on the inﬂuence on our business decision making processes. Based on this assessment, we categorise these relationships as either collaborate, involve or consult. While we engage with all stakeholders, we have identiﬁed our principal stakeholder groups below.
Oversight and accountability
A group-wide Management Standard on Engagement is
1
in place to guide stakeholder engagement. This standard
and the material issues are in turn informed by King IV, the
GRI Standards, the AccountAbility AA1000 Stakeholder
Engagement Standard, and the International Council on
Mining and Metals’ (ICMM’s) 10 Principles. Stakeholder
relationships is one of the guiding principles of the
International Integrated Reporting Framework.
The board is ultimately accountable for stakeholder
engagement, providing oversight of material stakeholder
issues and their management through the Social, Ethics
and Sustainability Committee.
Each stakeholder grouping is allocated an executive/
champion who is responsible for:
•
managing the relationship and engagement
•
identifying and managing material issues, risks and
opportunities
•
developing and monitoring appropriate responses
and actions
1
Our group-wide management standard on stakeholder
engagement
Our principal stakeholder groups are:
•
Investment community – this grouping is geographically diverse and includes shareholders, providers of capital, analysts and prospective investors
•
Employees and unions – all employees, including contractors, and those unions which represent employees in our various
operating jurisdictions
•
Governments and regulators – various levels of government
including local, municipal, regional, provincial and national
•
Communities and suppliers – the host communities in and
around our operations on which we have an impact. Suppliers
of goods and services required by our operations with local
suppliers being given preference
•
Industry partners – includes entities such as the World Gold
Council (WGC), ICMM, the Extractive Industries Transparency
Initiative (EITI), the World Economic Forum, the Africa Mining
Indaba, the Occupational Lung Disease (OLD) working group, as well as local/regional industry chambers in the countries in which we operate
•
Media – includes local and international media houses as well as print media and newswires
We have highlighted relevant stakeholder relationships – and their potential impact on our ability to maintain our social licence to operate.
WHO ARE OUR
STAKEHOLDERS
Employees and unions
Industry
partners
Investment
community
Governments and
regulators
Communities and
suppliers
Media

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

1. Engaging with the investment community
Related material issues:
Nature of relationship:
Strong
Why engage
Open and transparent engagement on our performance, management of expectations and delivery on our strategy can enhance investor sentiment and the Company’s reputation, thus improving access to capital and our valuation.
How we engage and frequency
Engagement is regular – in person, by email, by telephone or video conference – and includes corporate action announcements, our interim and annual results presentations, our annual reports, site visits, investor conferences and one-on-one meetings. We undertake regular periodic reporting or as and when there are new developments and we do submissions in various sustainability indexes. We engage in compliance with JSE Listings Requirements and with the regulations of the various other stock exchanges on which we are listed, including the NYSE.
Topics of engagement 2019
•
Business restructuring, proposed sale of assets and other corporate transactions
•
Progress and execution of Obuasi redevelopment
•
razilian TSFs and their management
•
Management of and performance on critical safety, operational, ﬁnancial and environmental, social and governance (ESG) metrics and eliminate change in particular
•
Jurisdictional risk and cash conversion challenges from Tanzania and the DRC
•
Other material matters that may impact performance, such as regulatory and political risk, labour unrest, and community matters
•
Shareholder voting on AGM resolutions relating to our remuneration policy and implementation report
•
The CEO’s sign-on award
Strategic response
•
Regulatory and other reporting on our operational, ﬁnancial and ESG performance
•
Demonstrating:
•
our focus on and performance in maintaining ﬁnancial discipline and delivering on our strategy by reducing debt, tight control of costs, increasing shareholder dividends, reinvesting in our portfolio, and keeping our Ore Reserve pricing unchanged
•
steps taken to improve the quality of our asset base and unlock value for shareholders by adhering to our strict investment criteria
•
the efﬁcient and optimised use of limited capital for investment, including explanation of rationale for planned asset sales and investments in the redevelopment of Obuasi and other projects, such as in Colombia
•
The Chairperson of the Remuneration and Human Resources Committee met with various investors and committed to providing a detailed explanation on the CEO's sign-on remuneration. For more details, see the
<Remuneration implementation report>
Employee
safety
Employee,
community
and asset
security
Employee
and community
health
Artisanal and
small-scale
mining
Contributing
to resilient
self-sustaining
communities
Respecting
human rights
Responsible
environmental
stewardship
Talent
management,
skills
development
and employee
relations
Navigating
regulatory and
political uncertainty
and risk

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

2. Engaging with employees and unions
Related material issues:
Nature of relationship:
Cordial
Why engage
Employees are fundamental to delivery on our mission and strategy. Respectful engagement aims to promote positive, stable employee relations, increase productivity, motivate the workforce and ensure alignment of work to our strategy. Good employee relations encourage a collaborative approach. Employee engagement reinforces the importance of safety in the workplace, good safety practices, and covers employee wellness and security as well.
How we engage and frequency
•
Employees – engagements are frequent and ongoing, and take the form of, among others: internal newsletters and briefs, management meetings, staff brieﬁngs, mass meetings, electronic newsletters, safety and health awareness campaigns, employee surveys, performance and exit reviews
•
Unions – engagement is more formal and structured, and occurs at meetings and more frequently during wage negotiations
Topics of engagement 2019
•
Asset sale processes
•
Impact of restructuring on jobs
•
Job security and incentives (fair wages, salaries and beneﬁts), career and personal growth/development, terms of employment
•
Safety and safe workplaces, health and wellness, gender equality and security
•
Productivity and maintaining focus on strategy and meeting guidance
•
Encouraging collaboration to solve problems
•
Settlement of the silicosis case
Strategic response
•
A group-wide employee survey was conducted, initial results of which indicated areas of employee concerns. Action plans to address these have been developed, with some having been implemented already. See
<Our people are the business >
for more details
•
Engagement, either directly or through unions, with employees at head ofﬁce and the operations where asset sales processes are underway – in South Africa, Mali and Argentina
•
Formalised safety and health strategies support related awareness initiatives and wellness programmes
•
Reinforced importance of living by our values
•
Gender and inclusivity policy reinforced and expanded
•
Communication at the various stages of the court process on the silicosis settlement case, ensuring all notices are widely and clearly communicated
•
Safety campaign (Khumbul’ekhaya) to entrench the culture of safe practices even during holidays
Employee
safety
Employee,
community
and asset
security
Employee
and community
health
Respecting
human rights
STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES
CONTINUED
Talent
management,
skills
development
and employee
relations

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

3. Engaging with governments and regulators
Related material issues:
Nature of relationship:
Cordial
Why engage
Our aim is to mitigate regulatory and political risk and uncertainty, to encourage certainty and ensure our licence to operate as well as to promote an environment conducive to investment and development, enabling us to grow and create value in the long term. Proactive engagement aims at collaborating with governments on their service delivery responsibilities. We focus on maintaining good working relations with governments, apprising them of any new developments at our operations and projects, and key concerns within each operating jurisdiction.
How we engage and frequency
Engagements happen quite regularly, on an ad hoc basis and matters arising or depending on either company developments, industry-related changes or during speciﬁc forums like the Mining Indaba. Can be direct, in person or indirect, at company level or through industry partners which lobby on behalf of the mining industry. See industry partners below for indirect engagement with government and regulators.
Topics of engagement 2019
•
Proposed assets sales in South Africa, Mali and Argentina
•
Mitigation of political and regulatory risk
•
Policy development and regulatory proposals
•
Project development in Ghana and in Colombia
•
Dispute resolution
Conversely, governments engage to:
•
ensure that beneﬁts of mining ﬂow through to the state at national, local and community levels
•
ensure monitoring of regulatory compliance
Strategic response
•
Improved internal systems and activities to meet the requirements of regulatory changes
•
Promoted collaborative dialogue with the government of Tanzania; we have suspended arbitration proceedings
•
Maintained dialogue in the DRC on the repatriation of funds held in the country
•
Constructive engagement with governments and relevant regulators in countries in which asset sales are underway to ensure the transactions meet conditions precedent
•
Grievance mechanisms in place at all operations for any grievances and complaints
•
Compliance with all laws and regulations relating to TSFs
Employee
safety
Employee,
community
and asset
security
Employee
and community
health
Artisanal and
small scale
mining (legal
and illegal)
Contributing
to resilient
self-sustaining
communities
Respecting
human rights
Responsible
environmental
stewardship
Talent
management,
skills
development
and employee
relations
Navigating
regulatory and
political uncertainty
and risk

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

4. Engaging with communities and suppliers
Related material issues:
Nature of relationship:
Suppliers
Communities
Strong
Cordial
Why engage
Engagement aims to manage expectations, uphold human rights and ensure community and asset security. Mutually beneﬁcial partnerships with host communities enhance shared value creation, which help in retaining our social licence to operate.
Understanding and managing community expectations is vital. For more information on how we contribute to self-sustaining communities, see
<SR>.
We endeavour to ensure suppliers are aligned with our business ethics and values.
How we engage and frequency
•
Communities: Each operation has a forward-looking community engagement strategy that identiﬁes potential areas of concern within the local communities. Engagement with communities drives the focus on local economic development programmes, developed and run in partnership with local governments and host communities, that contribute to economic growth, stimulate income-generating opportunities, create employment, and aim to nurture sustainable livelihoods beyond the life of mine.
•
Suppliers: Our supplier Code of Conduct encourages all suppliers, including contractors, to align with our internal policies, standards and codes of behaviour.
Topics of engagement 2019
Communities:
•
Proposed sale of assets in South Africa, Mali and Argentina, including the incorporation of mine areas and donation of facilities to local communities in South Africa
•
Work/employment opportunities
•
Local enterprise development and local economic development programmes
•
Possible impact of mining activities on communities
Suppliers:
•
Responsible ESG practices
•
Promotion of local procurement, transformation and capacity building to empower the local population
•
Ensuring alignment with our Code of Ethics, including human rights practices, labour relations and employment practices, the environment, anti-bribery and corruption, and safety procedures
Strategic response
•
Ensured that the redevelopment of Obuasi, in line with our commitments to the Government in Ghana and the community, optimised participation by local companies and the transfer of skills
•
In Brazil, we engaged on the safety of our TSFs, and implementation of emergency preparedness plans
•
Various engagement forums held in the South Africa region with local authorities and host communities ahead of the sale of assets
STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES
CONTINUED
Employee,
community
and asset
security
Employee
and community
health
Artisanal and
small scale
mining (legal
and illegal)
Contributing
to resilient
self-sustaining
communities
Respecting
human rights
Responsible
environmental
stewardship

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

5. Engaging industry partners
Related material issues:
Nature of relationship:
Strong
Why engage
Engagement to ensure support and collaboration with other stakeholders, such as government, regulators, employees, unions and communities on matters of mutual concern and to reduce regulatory and political uncertainty, promote long-term partnerships and to empower communities. This includes joint efforts to ﬁnd solutions to sector or industry challenges, and on any new developments to promote the future of the industry.
How we engage and frequency
Various platforms are used to engage, including conferences, meetings and other industry forums. As members of the ICMM, we attend two annual face-to-face membership meetings. We also participated in ICMM working groups focusing on different industry-related matters throughout the year. The WGC provides a platform to share with and learn from gold industry peers.
Topics of engagement 2019
•
Regulatory changes in South Africa (Mining Charter) and Tanzania
•
Community challenges
•
Occupational lung disease settlement in South Africa
•
TSF management, following the failure of a tailings dam wall in Brazil, early in 2019 (Brumadinho, which is operated by an unrelated party)
•
Climate change disclosures
•
Increasing demands for responsible mining practice
Strategic response
•
Collaborated with industry bodies to manage and reduce regulatory and political uncertainty
•
Participated in the OLD working group in South Africa and the ﬁnal settlement on the silicosis case
•
Participated in deliberations and submitted comment on an initial draft of the International Tailings Standard being developed by the ICMM members for the safer management of TSFs
•
Collaborated in the development of the WGC’s Responsible Gold Mining Principles
Engaging with media
•
Media engagement facilitates an understanding of AngloGold Ashanti, promotes transparent and accurate reporting and supports constructive relationships with other stakeholders by augmenting communication with other stakeholders, such as communities, investors and government, and various interested parties. It aids management of our reputation and credibility, contributes to our social licence to operate, and can address speculation and misinformation in the public domain.
Employee
safety
Employee
and community
health
Artisanal and
small scale
mining (legal
and illegal)
Navigating
regulatory and
political uncertainty
and risk

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Explaining how we performed
in delivering on our strategic
focus areas – in terms of
our sustainable development,
financial and operational
performance
DELIVERING
ON OUR
STRATEGY
SECTION 3
CEO’s review and outlook
38
Focus on people, safety and sustainability
41
People are our business
42
Managing our sustainability and ESG impacts
48
Ensure ﬁnancial ﬂexibility and optimise overhead
costs and capital expenditure
56
CFO’s review
57
Financial review – three-year statistics
64
Improve portfolio quality and maintain long-term optionality
67
Regional reviews
68
Three-year statistics by operation
84
Mineral Resource and Ore Reserve – summary
94
Exploration and projects
102

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Sunrise Dam

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CEO’S REVIEWAND OUTLOOK
ZERO
HARM
Delivering on our
strategic objectives and
creating value
Kelvin Dushnisky
Chief Executive Ofﬁcer
Fellow shareholders,
Last year, AngloGold Ashanti undertook several meaningful
measures to improve the quality of its portfolio, and the focus of its management team. I’m proud to say that we’ve successfully made progress in doing so. We demonstrated our ability to
balance the competing capital needs of the business while
continuing to deliver value to our shareholders. We delivered on a key development project, reinvested in the portfolio, strengthened our balance sheet and grew our reserves and dividends, all while managing our operating asset base through which was our safest year on record.
Safety
The health and wellbeing of all employees is of utmost importance and we have been steadily improving safety, recording our
best-ever performance last year. We’ve lowered injury rates
by almost 60% since 2012, and in 2019, for the ﬁrst time in
our history, we passed a calendar year without a fatality in the workplace. The group all-injury frequency rate (AIFR), which is the broadest measure of workplace safety, improved 31% to
a record 3.3 injuries per million hours worked, from a rate of
4.8 injuries per million hours worked in 2018. While these are important milestones, there will be no complacency with respect to safety and our goal to achieve zero-harm remains a priority.
Our safe production strategy continues, and is being implemented successfully at all our operations, with a focus on proactively addressing risks.
Regrettably, after reaching nearly 700 fatality-free days, a seismic event at Mponeng in South Africa on 5 March 2020 took the
lives of three of our colleagues. They were Lucas Maapea, 41,
Xolani Ngqwemese, 31, and Mokhetha Radebe, 47. Their loss
is heart-breaking, and a humbling reminder that even when we do everything right, there’s always the risk of an uncontrollable event. This was sadly followed by another fatality on 16 March
2020, when Thabo Rakometsi 29 was fatally injured while he was coupling a mechanical loader to a caboose. At this time, I wish to reiterate our absolute commitment to safety. Even at this difﬁcult time, we should not lose sight of the great strides we have made over many years in improving safety – reaching milestones that would have been thought unimaginable only a short time ago – as we redouble our efforts to make zero-harm a reality.
Sustainability
We also have a strong commitment to operating a sustainable
business, and that requires maintaining and strengthening our social licence to operate, while mitigating our contribution to climate change to the best of our ability. While we continue to investigate ways to strengthen our partnerships with our
local communities and host governments, we take pride in our progress in this area. We have been working hard across several fronts – from safety and community development to reducing our impact on the environment.
In 2008, AngloGold Ashanti announced that a target had been set to reduce greenhouse gas (GHG) emissions by 30% by 2022. In
fact, we surpassed this target in 2018, when we achieved a 43%
reduction from our current asset base. This has been achieved through divestments, efﬁciency improvements and adopting
cleaner energy sources. The achievement is mostly attributed to energy efﬁciency gains in the South Africa region, where coal-ﬁred electricity meant that on-site energy savings translated directly into indirect GHG savings. In Australia, we switched Sunrise
Dam’s generators from diesel to liquiﬁed natural gas and both of our operations in Australia have moved from diesel to piped natural gas.
Our mines operate using a sizeable proportion of renewable
energy: predominantly in Brazil where hydropower is used,
including our own Rio do Peixe hydro facility; a local power grid largely supplied by hydropower is used in Ghana; and
locally-generated hydroelectricity is used at Kibali in the DRC.
Furthermore, as we plan for the future of our Quebradona project, we have an opportunity to signiﬁcantly raise the bar by identifying

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innovative ways to incorporate ESG principles into the totality of our mining practices.
We recognise that our ability to create value is only as good as our ability to evolve in our practices, from a technical, social and environmental perspective.
Obuasi
In December, we delivered on the most signiﬁcant project
milestone for the business by pouring the ﬁrst gold at Obuasi in Ghana, which was the culmination of Phase 1 of the
redevelopment project. The start of gold production on time and on budget was a signiﬁcant achievement for us, the community at Obuasi and for Ghana as a whole. It’s also testament to the focused execution by our team on the ground and, importantly, it reﬂects the clear investment framework and supportive
environment created by the Government of Ghana.
An opening ceremony for the mine on 29 January 2020 brought
together 3,500 employees and local community members to
celebrate this momentous occasion. In his keynote address,
President Nana Akuffo-Addo delivered a strong endorsement
of our steadfastness in the reopening of the mine and our
commitment to localisation. He pledged his government’s support for the mine. I am pleased to say, overall project completion was at 77% at year end. Phase 2 is conﬁdently on schedule and on budget, as we target the mine to reach its 4,000 tonnes-per-day capacity by the end of 2020.
Financial performance
The year ended with a strong balance sheet, protected by
the disciplined approach to capital allocation adopted by
management. The ratio of adjusted net debt to adjusted EBITDA was 0.91 times, well below our targeted level of 1 times through the cycle. We have paid and will continue to pay down debt,
improving on our ability to generate free cash through the
commodity cycle. As free cash ﬂow improves, we remain intent on balancing the application of capital by reinvesting in our core asset base to sustain our business in the longer term, and by paying 10% of free cash ﬂow to shareholders before we consider investing in growth. This is at the discretion of the board and ensures a level-headed approach to managing our business.
Asset sales
Steady progress has been made in simplifying our portfolio and improving our focus. In December 2019, we reached agreement
on the sale of our interest in Sadiola for an attributable cash consideration of $52.5m. Subsequent to year end, in February
2020, we also reached agreement on the sale to Harmony of all our remaining South African producing assets, with expected
proceeds of around $300m. The sale process for Cerro
Vanguardia is at an advanced stage. All cash proceeds from these sales will be used primarily to reduce debt.
Ore Reserve
A total of 3.5Moz of Ore Reserve was added at our operating
assets before depletion and other reductions, showing strong progress on efforts aimed at sustainably improving our mine lives.
Impressively, the group’s Ore Reserve, outside South Africa, grew by approximately 1.1Moz.
In recent years, our focus has been mainly on repairing the
balance sheet. This meant we have prioritised reducing debt, using entirely internally generated cash, over investment in brownﬁeld drilling. With the balance sheet now in excellent
shape and continuing to improve along with our cash ﬂow, over the next two to three years we can focus more on Ore Reserve development and Ore Reserve conversion at our operations with high geological potential. Accordingly, sustaining capital for 2020 is expected to increase and include around $30/oz to facilitate additional exploration and development. This will improve our overall ore-body conﬁdence and operating predictability, and extend mine lives. We believe this disciplined reinvestment in our assets will enhance shareholder value.
Projects
After a prolonged period of investment in Colombia, we are now advancing both Quebradona and Gramalote through feasibility
studies and these are expected to be concluded by year-end
2020. To further sharpen the focus on capital and management resources, we announced an agreement in mid-September 2019
which saw B2Gold assume management of the Gramalote project
on 1 January 2020. In 2020, B2Gold will fund an investment and exploration programme to the value of $13.9m to earn-in back a 50:50 partnership. The budget agreed by the joint venture
partners for the feasibility study is $37m. Our exploration teams continue to add value to the business through the drill bit. Not only do we expect positive results from our brownﬁeld projects,
I am equally excited to see the results from our generative
programme.
Strategy
In an ever-changing landscape and against a backdrop of global uncertainty, which escalated at the start of 2020, it is critical that we remain rational in our decision-making and position the business to create value at virtually any gold price. We will keep working to focus AngloGold Ashanti as a solid, predictable business that enhances value for all stakeholders through the cycle. In saying that, while 2020 is expected to be another transitional year in our efforts to create a sustainable business with growing margins and free cash ﬂow, the rapid spread of covid-19 across the world requires that we adapt to a fast-changing landscape. The health of our employees and communities throughout the world will shape many of our decisions as we navigate through this challenging, and incredibly ﬂuid global pandemic. We recognise our role as a global citizen and our responsibility to people and our environment. We are committed to working in partnership with governments and remain agile in our approach to helping manage this crisis, while doing everything necessary to protect our people and our business.
We have been proactive in positioning ourselves to respond to the impact of the outbreak. We will respond quickly and work in deep partnership with stakeholders while doing our part in ﬁghting this global pandemic.

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CEO’S REVIEW AND OUTLOOK
CONTINUED
On 21 March 2020, following the Argentinian government’s
decision to impose a nationwide lockdown (quarantine) until
31 March 2020, including temporary travel restrictions, border closings and suspension of most industries, Cerro Vanguardia was required to temporarily suspend mining activities.
On 23 March 2020, the South African government announced
a 21-day nationwide lockdown, effective from midnight on 26
March 2020, resulting in the temporary suspension of mining
activities of the Company’s South African operations particularly
Mponeng, and the partial suspension of mining activities at Mine
Waste Solutions and Surface Operations.
On 26 March 2020, the State of Goiás, in Brazil, extended a set of restrictions on the operation of non-essential business to include mining. These restrictions are set to run through to 4 April 2020.
Serra Grande operation will temporarily suspend operations.
The Company had a good start to the year, and – notwithstanding an anticipated impact of 30,000oz – 40,000oz from operations that are suspended at this stage (less than 2% of annual
production) – AngloGold Ashanti currently remains on track to meet its annual guidance. Nonetheless, given the uncertainties with respect to future developments, including the duration, severity and scope of the covid-19 pandemic, and the necessary government responses to limiting its spread, AngloGold Ashanti has decided to withdraw its market guidance at this time.
It is my belief that AngloGold Ashanti will continue to distinguish itself as a responsible gold mining company in the way it
conducts its business, and deals with all its stakeholders, as we persevere through this challenging time.
Acknowledgement
I would like to thank the board of directors for their leadership and tremendous support in my ﬁrst full year at AngloGold Ashanti.
My thanks also go to the executive team and all AngloGold
Ashanti employees for the great work done in delivering on the
Company’s strategy, in meeting our objectives for the year and in ensuring that we deliver value to our many stakeholders.
Kelvin Dushnisky
Chief Executive Ofﬁcer
27 March 2020
Sunrise Dam

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FOCUS ON PEOPLE,

SAFETY AND
SUSTAINABILITY
RELEVANT STRATEGIC
OBJECTIVE
Focus on people, safety
and sustainability
People are the
foundation of our
business. Our business
must operate according
to our values – acting
with dignity and respect
towards communities
and the environment
and being accountable
for our actions – if it is
to remain sustainable in
the long term.

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RELATED MATERIAL ISSUES:
Employee safety
Employee and
community health
Talent
management,
skills development
and employee
relations
RELEVANT SDGs
Gender equality
Decent work and
economic growth
Reduced
inequalities
RELATED RISKS:
Risk 3: Failure to meet our operational and
safety targets
Risk 7: Failure to attract and retain critical skills
and talent
CAPITAL AFFECTED
Human and intellectual
capital
PEOPLE ARE

OUR BUSINESS

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PEOPLE ARE OUR BUSINESS
O
ur emploees–our human capital–are essential
to delivery on our business strategy. A productive
and motivited workforce, equipped with the right
skills and knowledge required to achieve our strategic
objectives, is vital to the creation of sustained value
throughout the business cycle.
Several key people management initiatives were undertaken in
2019 to ensure that AngloGold Ashanti remains competitive, agile and consistent in creating and delivering value.
As one of ﬁve key strategic focus areas, our human resources strategy is integral to our business strategy. Furthermore, our risk and materiality processes have highlighted people as an important focus area.
Creating value through our people
Six strategic
human resource priorities
What we achieved – 2019
Align organisational design
and operating model with
business strategy
•
New operating model
established together
with relevant changes to
management structures;
appointment of two Chief
Operating Ofﬁcers – one
for Africa and one for
International operations
Implement health of discipline
frameworks to support delivery
of Operational Excellence
•
Roll-out of health of discipline
frameworks completed
•
Clearly deﬁned technical and
functional role proﬁles and
competencies
Develop capable, values-
based leadership
•
Leadership competency
framework embedded in
human resources practice
Employee engagement
and commitment
•
Employee survey conducted
to better understand
employee motivations –
action taken to address
issues identiﬁed
(See below for more detail)
Talent management and
succession planning
•
Good talent cover ratio
achieved for key positions
•
Chairman’s Young Leaders
Programme well underway
•
Group-wide mentorship
programme launched
(See below for more detail)
Simplify and integrate human
resource systems
•
Design of our integrated
human resources framework
currently underway, including
enhanced performance
management and
compensation systems
Integrated talent and succession management
Given that the retention of critical skills and talent is a key risk, our human resource-related activities are aimed principally at addressing and mitigating this risk. Various initiatives are in place to attract and retain talent, to build leadership, to develop internal capabilities, to upskill and develop young talent and to encourage diversity and inclusion.
Our approach to integrated talent and succession management
aims to ensure a pipeline of leadership and critical skills talent across the organisation.
The effectiveness of these initiatives is measured through the annual talent and succession planning review conducted in a cross functional and systematic manner by operational, regional, functional and executive leadership teams for presentation to the board.
In 2019, the following outputs were achieved:
•
A 9% year-on-year increase in the talent pool to 257 employees
•
67% of Stratum IV (senior management) and higher vacancies
were ﬁlled internally, illustrating the strong focus on internal appointments for key positions
•
A retention rate of 90% for employees graded at Stratum IV
(senior management) and higher
•
A 14% increase in female representation in the talent
and succession pool between 2016 and 2019, and a 3%
improvement in the appointment of female leaders in
key positions
•
Steady progress in skills transfer to and training and development of local nationals, reducing the number of expatriate employees
•
A 14% improvement in the 26- to 35-year age group talent
and succession pool since 2016 – positioning them for senior leadership and critical scarce skills positions in the future
•
Approximately 740 formal, informal and on-the-job interventions, including job retentions, were conducted to grow, nurture and retain talent
Obuasi

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Chairman’s Young Leaders Programme
The Chairman’s Young Leaders Programme underpins our integrated talent and succession management strategy. The programme
accelerates the development of high potential employees, enhancing their performance in their current roles. Its aim is to develop and nurture young talent and establish pipelines for scarce skills talent and long-term leadership potential within the Company.
In 2019, eight young leaders from a range of disciplines and operations successfully completed the year-long experiential development programme. Since its launch in 2015, 34 candidates have completed and graduated from the programme, 53% of them women. Overall, more than 90% have been promoted or given a
broader scope of work, and 90% have stayed with the Company.
One Young World Summit
Investment in young leaders continues once they have graduated from the Chairman’s Young Leaders Programme. Exposure to
developmental opportunities continues as their careers progress.
In October 2019, ﬁve young leaders representing our South Africa,
Continental Africa and Australia operations attended the One Young
World Summit in London, United Kingdom. The annual summit
provides a global platform for bright young leaders, between the ages of 18 and 35 years, to network and debate global business and social priorities linked to the United Nations SDGs. Those young leaders who represented AngloGold Ashanti are now part of the One Young World Network that comprises around 800 young
leaders from some 200 countries.
AngloGold Ashanti mentorship programme
AngloGold Ashanti has established a structured mentorship
programme where an experienced, and predominately senior
employee (the mentor) assists another employee (the mentee) in developing speciﬁc skills and knowledge to enhance the mentee’s professional and personal growth.
To meet the growing need to provide mentorship as a
developmental opportunity across the organisation, the Future
Leaders Mentorship Programme, launched originally to enhance the Chairman’s Young Leaders Programme, was revised to
become the AngloGold Mentorship Programme. To implement
this programme, 54 mentors and 18 mentorship facilitators
were trained in 2019. Sixteen mentees – based on a broader
mentorship approach – were also matched to mentors, mainly in senior leadership roles. It is planned that more employees will be enrolled in the programme across the organisation in 2020.
Employee engagement
AngloGold Ashanti conducted its third global employee
engagement survey in ﬁve years in May 2019. The survey aimed to improve understanding of our employees, their expectations and motivations. The survey ﬁndings are used to improve perception of the organisation, to develop our brand as an employer of choice, and to retain and attract critical and scarce skills talent. Despite the challenging operating business landscape, 76% of employees participated in the survey.
Results of the survey highlighted that employees highly rate the extent to which AngloGold Ashanti conducted its business as a values-based organisation, placing a high value on the leadership and the Company’s vision. Based on the results of the survey, work began to develop, implement and track relevant interventions to improve the business culture and reinforce our values.
To improve employee engagement with senior leadership and in response to feedback from the survey, CEO breakfast sessions were held on a quarterly basis, providing an opportunity for informal conversations with employees. Additionally, CEO town hall meetings, regional COO town hall meetings and other engagements were
hosted to promote a more active dialogue, ensure alignment to the group’s strategy and support collaboration throughout the business.
Progress on these interventions will be provided to the board on an annual basis until the next survey. The next employee engagement survey is planned to take place in 2021.
Fair, equal and responsible pay
At AngloGold Ashanti, we are committed to the principles of fair, equal and transparent pay, the framework for which is continually evolving. These principles are reﬂected in our group remuneration policy. See Gender equality in the
<Remuneration report>
for further details.
Developing capabilities locally (localisation)
Localisation encompasses efforts to strengthen local economic and employee development. These efforts include preserving and increasing local jobs, skills development, local procurement, and infrastructure and service development.
Increasing localised employment is an important area of focus, especially in the Continental Africa region where we are currently working with local institutions to develop local talent. In 2019,
16 key positions in the region were ﬁlled by local nationals, despite increases in expatriate numbers due to the Obuasi redevelopment and the move to underground mining currently underway at Geita.
Initiatives are underway to ensure that local adequately skilled individuals with good potential are included in talent pools and succession planning. Ongoing talent mapping to identify, develop and maintain a pipeline for general manager and head of department positions is a critical area of focus to localise senior management.
PEOPLE ARE OUR BUSINESS
CONTINUED
Chairman’s Young Leadership Programme (CYLP)

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In 2019, there was a year-on-year improvement in general manager and head of department talent pools, with signiﬁcant increases in successors in the “Ready now”, “Ready in 1-3 years” and “Ready in 3-5 years” categories – see graph below.
General manager and head of department talent pools: successors
11.6
11.4
13.0
2017
2018
2019
0
20
40
60
80
100
37.8
40.0
61.0
33.3
60.0
87.0
Now
1 – 3 years
3 – 5 years
Focusing on diversity and inclusion
Fostering a culture of diversity and inclusion, based on dignity and respect, across our global footprint, is a business imperative.
Gender assessments conducted internally during the year helped inform our Global Diversity and Inclusion Framework, which had oversight from the Sustainability, Ethics and Social Committee.
Knowledge of country-speciﬁc legislation as well as input from focus groups on the needs of females and the barriers that prevent many from joining and actively participating in the business were used to determine desired key outcomes of the framework.
The framework
1
, is aligned with the ICMM and United Nations
Global Compact
principles as well as our group human resource
objectives to empower all employees, irrespective of race, gender, ethnicity, religion, sexual orientation and people with disabilities.
The 10-pillar framework guides managers as they work to achieve a truly diverse workforce and a workforce free of inequality.
Furthermore, unconscious bias awareness workshops are being
rolled out across the organisation.
The Policy on Diversity, which promotes gender and racial
diversity at board level in accordance with the JSE Listings
Requirements, has been expanded to include culture, age, ﬁeld of knowledge, skills and experience. Voluntary targets have been set for race and gender inclusion.
Gender diversity – key facts
Women directors on the board: 4
Women members on the
Executive Committee: 3
Take aways from the gender diversity assessments included:
•
A range of issues impede the recruitment and development
of females
•
Cultural issues, favouritism and biases are evident in the
recruitment and promotion of females
•
Marginalisation of women exists
•
Inadequate facilities and services for females in some areas of the business
•
More inclusive science, technology, engineering and
mathematics (STEM) opportunities can enhance the pipeline
of talent
•
Branding of mining, it is not inclusive for women
Board – gender profile *
42%
58%
Female
Male
Executive Committee – gender profile *
33%
67%
Female
Male
1
Global Diversity and Inclusion Framework
*
As at the date of this report

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PEOPLE ARE OUR BUSINESS
CONTINUED
Female representation in the
workforce by region
Corporate office
46
Continental Africa
8
South Africa
9
Americas
19
Australia
18
2020 Bloomberg Gender-Equity Index
AngloGold Ashanti voluntarily participated in the 2020
Bloomberg Gender-Equity Index (GEI). The 2020 index
comprised 325 companies in 42 countries with a
combined market capitalisation of $12 trillion. The GEI
tracks the ﬁnancial performance of public companies
committed to supporting gender equality through policy
development, representation and transparency. The
Bloomberg GEI metrics measure indicators such as:
the likelihood of a woman remaining employed at a
ﬁrm following parental leave, the availability of on-site
lactation rooms, and sponsorship of STEM education
programmes for women.
Our inaugural submission has established a foundation
to benchmark and improve upon in promoting gender
equality, diversity and inclusion. The Company scored
especially high marks in the areas of equal pay and
gender pay parity, sexual harassment policies and
Pro-Women Brand. The full results can be viewed in
the section on ESG impacts on page 50. Our inclusion
in the Bloomberg GEI is recognition of the work we
are doing to achieve diversity across the group. With
the support received from the board and Executive
Committee to promote gender diversity and create the
right working environment for women, opportunities
exist to improve on future submissions.
Keeping our people safe and well
What we did in 2019
Safety remains AngloGold Ashanti’s priority, and together with providing healthy workplaces and maintaining employee health and well-being, is a key material issue. We pursue and adapt safety and health strategies in line with recognised leading practice in global safety and health standards and systems. These strategies underpin our 2030 goal of providing workplaces free of injury and harm.
Embedding and integrating safety and health into the business and into the Operational Excellence programme is an ongoing
process. This work included mapping and translating ISO 45001
(replacing OHSAS 18001) concepts into work processes to ensure that methods, such as approaches to risk management, are
aligned across the group. The move to ISO 45001, which is based on the conventions and guidelines of the International Labour
Organization, strengthens internal safety assurance processes and included reviews of internal safety standards and practices, along with the assessment of protocols used. Alignment with ISO 45001 was completed in early 2019. Three operations have received ISO
45001 certiﬁcation – Sunrise Dam in 2018 and Geita and Siguiri in 2019. Other operations will be working toward ISO 45001
certiﬁcation over the next two years.
Our safety performance
Our safety performance across our operations continued to
improve in 2019. By the end of the year, Mponeng had achieved its best-ever injury rate and had been fatality free for one year.
Operations in the Continental Africa region presented their best-
ever all injury frequency rates (AIFR) and in Australia, Tropicana also achieved its best-ever AIFR and was a ﬁnalist in the 2019
Western Australia Work Health and Safety Excellence Awards. This
is a signiﬁcant step change, highlighting the progress that can be made through Company-wide focused initiatives and an integrated safety strategy. Our group AIFR improved by 31% year-on-year to the lowest level on record. We also passed a calendar year without a fatal accident for the ﬁrst time, and by the end of 2019 had recorded 633 days without a workplace death. This progress is the cumulative result of numerous safety interventions over many years.
Regrettably post year end in March 2020, we had two seismic-
related incidents resulting in four fatalities, see
<South Africa region>
.
Our health performance
Our strategic focus is moving beyond ‘do no harm’ to one
underpinned by a desire to actively improve, where possible, the environments in which we operate. During 2019, we reviewed
2015
2016
2017
2018
2019
All injury frequency rate
(per million hours worked)
8.91
3.35
7.18
7.71
7.49
4.81
9.39
4.09
9.81
3.14
6.56
4.38
2.13
2.13
3.31
Employees Contractors
2015
2016
2017
2018
2019
Occupational fatalities
(number of fatalities)
11
7
7
3
0

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2015
2016
2017
2018
2019
Noise-induced hearing loss (NIHL)
(number of cases)
68
147
132
39
20
2015
2016
2017
2018
2019
All occupancy disease frequency rate (AODFR)
(per million hours worked)
6.62
7.13
7.03
3.29
1.36
our health strategy. Work plans were created to facilitate line management ownership of employee and community health. In
addition to driving productivity and improving employee wellbeing, this is an important aspect of long-term risk management.
To better address occupational health issues, we are pursuing a preventative approach rather than being reactive. ‘Predictive leading indicators’ targeting reductions in occupational exposures are now included in our operational key performance indicators to help us identify problem areas and address them proactively.
Occupational health hazard programmes designed to deal with
occupational exposures such as airborne pollutants and noise are to be introduced at Obuasi in Ghana and Geita in Tanzania, as these mines move underground. Risk assessments have been expanded
to include both occupational and non-occupational environments.
We educate and raise awareness on the prevention and treatment of communicable diseases such as malaria, HIV and Ebola, and other priority health issues. Non-communicable diseases, such as hypertension, diabetes and other life-style related conditions, the biggest health issues globally, are of particular concern. Mental health is also an important risk worldwide and our operations are currently establishing systems to adequately assess this issue.
The proposed sale of our South African assets will alter the group’s health proﬁle, as currently most of our occupational disease issues, such as silicosis and noise-induced hearing loss (NIHL), are found in our South Africa region. Covid-19 has become a major focus area in relation to employee well-being, with measures having been put in place to prevent, contain and manage its spread, as detailed on page 19. The situation is monitored continuously.
Geita

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

RELATED MATERIAL ISSUES:
Environment:
Governance:
Responsible
environmental
stewardship
Employee and
community health
Contributing
to resilient,
self-sustaining
communities
Social:
Employee and
community health
Contributing
to resilient,
self-sustaining
communities
Employee,
community and
asset security
Artisanal and
small-scale
mining
RELATED RISKS:
Risk 3: Failure to meet our operational and safety targets
Risk 8: Implications of future tailings regulations for our
governance of event risks
Risk 9: Threats to social licence to operate
CAPITALS AFFECTED
Social and
relationship
capital
Natural
capital
Financial
capital
Intellectual capital
(governance)
MANAGING ESG
IMPACTS FOR
SUSTAINABILITY

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

MANAGING ESG IMPACTS FOR SUSTAINABILITY
I
n conducting our business activities, we are mindful of
our impact on host communities and the environment.
Our values guide our stakeholder engagement,
decision-making and actions in relation to communities
and the environment and our related responsibilities.
These responsibilities are acknowledged in our five
strategic objectives.
A critical aspect in acquiring and maintaining AngloGold Ashanti’s social licence to operate is contributing positively to communities and demonstrating responsible environmental stewardship.
Strong environmental, social and governance (ESG) performance is critical in maintaining stakeholder conﬁdence and trust, and creating value through the cycle.
ESG performance and the SDGs
AngloGold Ashanti is committed to the Sustainable
Development Goals (SDGs). Announced in 2015, the SDGs
and related targets were set by the United Nations (UN)
to support its 2030 Agenda to end poverty and inequality,
protect the planet and ensure prosperity for all.
Our sustainable development strategy supports our overall
business strategy and is aligned with the SDGs. The SDGs
also speak to our environment, social and governance
(ESG) performance and are aligned with the 10 principles
of the ICMM.
Having considered and interrogated the SDGs, we have
categorised and prioritised them, based on the extent to
which we can contribute to each as follows:
SDGs selected as our main focus
Core to our business and committed to making a
positive contribution:
Those SDGs we directly affect
Not core to our business, but we have a direct impact:
Those SDGs we indirectly affect
May be impacted by our activities and may
require intervention:
Our ESG performance
G = GOVERNANCE
Governance and partnerships
Good corporate governance is integral to how we operate, to long-
term value creation and thus to the sustainability of our business.
We apply the principles and recommendations set out in the King
IV Report and other relevant laws, and comply with all the listings requirements of the stock exchanges on which we are listed.
We are committed to promoting good governance and being a
responsible corporate citizen. Our Code of Ethics and values
1
guide our conduct, and that of our contractors as well.
The board provides ethical leadership and is responsible for our overall corporate governance. It acknowledges that sound governance principles and practices underpin value creation for shareholders and the sustainability of the business, and are thus crucial to the achievement of our business objectives.
Our governance processes are set out in
<Corporate Governance>
.
Further detail on this is provided in the
<Audit and Risk Committee
chairperson’s letter>
and on our assurance processes. See also
the
<Independent Assurance report>
in the
<SR>
.
In launching the SDGs, the UN explicitly recognised that in
achieving these goals business would have an important role to play and that this would entail collaboration with governments and NGOs, among others. Hence the importance of SDG 17 –
Partnerships for the goals – in acknowledgment of the strong commitment to global partnership and co-operation required to deliver on the goals. One of the targets speciﬁed for SDG 17 is “to encourage and promote effective public, public-private and civil society partnerships, building on the experience and resourcing strategies of partnerships”.
In the spirit of SDG 17– Partnerships for the goals – we collaborate with and support various organisations that include the ICMM, the
World Gold Council (WGC) and the World Economic Forum (WEF),
among others. As a member of the ICMM, we commit to their 10 principles which underpin sustainable development in the mining industry, and include protecting biodiversity, respecting human rights, and contributing to the sustainable development of host countries.
We also work together with the United Nations Environment
Programme (UNEP) and the Principles for Responsible Investment
(PRI) to collaborate on various industry issues. We have also participated in efforts by the ICMM members and the Global
Tailings Review to develop an international tailings standard for the safer management of tailings storage facilities, following the Brumadinho dam wall failure in Brazil early in 2019. The
Brumadinho TSF failure also resulted in a signiﬁcant global drive for increased transparency around the management of tailings facilities. In 2019 there was a coalition comprising the Church of
England Pensions Board, the Swedish Council on Ethics and the
UN-supported PRI that sent a request to global mining companies for a public disclosure of detailed information relating to their TSFs and the management therefor. See AngloGold Ashanti’s response to this
2
.
1
Code of Ethics
2
Mine tailings disclosure

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

We actively participate in and contribute directly to various global forums. Our Chairman serves as co-chair of the WEF’s new Africa
Regional Stewardship Board, playing an integral role with delivery on the Africa Growth Platform, while our CEO was appointed
Chairperson of the WGC in February 2020, enabling AngloGold
Ashanti to play a more intimate role in the organisation's drive to stimulate and sustain demand for gold.
Participation in sustainability indices
We engage openly with various indices such as the FTSE Russell, the Responsible Mining Index (RMI), the Dow Jones Sustainability
Indices (DJSI) and the Bloomberg Gender-Equity Index, which have rated our sustainability performance during the year.
FTSE4Good 2019
•
The FTSE4Good Index Series is designed to measure the
performance of companies demonstrating strong ESG practices.
•
Overall rating: 4.3 out of a total of 5 (up from 4.2 in 2018). This compares favourably with average scores of 2.6 for the gold
mining sector, 2.1 for the basic materials industry and 3.5 for
South Africa.
•
Score by theme:
•
Environment = 3.9
•
Social = 4.0
•
Governance = 5.0
RobecoSAM Dow Jones Sustainability Index
AngloGold Ashanti has been included in the emerging markets
index component of the Dow Jones Sustainability Indices (DJSI)
for the fourth consecutive year. Our inclusion in the RobecoSAM
Dow Jones Sustainability Emerging Markets Index acknowledges the continued improvement in our sustainability practices. In the
2019 assessment, AngloGold Ashanti was among the top 15% of
companies in the industry and achieved a score within 30% of the industry’s top performing companies.
The RobecoSAM ESG rating is now part of S&P Global, positioning it within the broader investment community. AngloGold Ashanti's overall score was 69 (2018: 66). Scores in the ESG categories were as follows:
•
Economic dimension: 62 (2018: 64) – industry average: 41
•
Environmental dimension: 73 (2018: 70) – industry average: 35
•
Social dimension: 73 (2018: 66) – industry average: 33
MANAGING ESG IMPACTS FOR SUSTAINABILITY
CONTINUD
Bloomberg Gender-Equality Index
AngloGold Ashanti has been included in the 2020 Bloomberg
Gender-Equity Index (GEI) in recognition of the work being done to improve diversity and inclusion across the group. Our overall score of 69% compares with an average score across all sectors of 63% and 67% for the mining sector. Our highest scores
were for disclosure, equal pay and gender parity, and for our sexual harassment policies. Opportunities exist to improve our performance – in terms of a female leadership and talent pipeline, and inclusivity – and submission. With the support of the board and executive committee to promote gender diversity and create an inclusive working environment, we are well placed to achieve this.
See
<People are our business>
and the
<Remuneration report>
for
more information.
Bloomberg Gender Equality
Index Scores
AngloGold
Ashanti
All sector
average*
Materials
sector
Overall GEI* average
69%
63% 67%
Disclosure score
97%
90% 94%
Data Excellence Score
57%
52% 55%
Female leadership and
talent pipeline
30%
48% 51%
Equal pay and gender
pay parity
89%
50% 67%
Inclusive culture
39%
54% 47%
Sexual harassment policies
80%
58% 69%
Pro-women brand
75%
48% 43%
* Total number of companies: 325, of which 20 are in the materials sector.
Obuasi

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Responsible Mining Index 2020
AngloGold Ashanti was ranked fourth out of 38 global mining
companies for its mine-site-level results in the Responsible
Mining Index (RMI) which assesses the extent to which large-
scale mining companies address a range of economic and ESG
issues across their mining activities. We scored in the top ﬁve for performance in economic development, lifecycle management,
community wellbeing and environmental responsibility. Other
areas which are assessed by the index are business conduct and working conditions. We were commended for, among others, our transparency in relation to the negative impacts our operations can have, our formalised approach to supporting local procurement and local business development, for our comprehensive approach to mitigating the impacts of collective retrenchment and relatively detailed disclosure of environmental incidents.
Our ranking (out of 38 companies) for the six performance areas was as follows:
•
Community wellbeing – 2
•
Lifecycle management – 3
•
Economic development – 3
•
Environmental responsibility – 5
•
Working conditions – 7
•
Business conduct – 11
E = ENVIRONMENT
Environmental responsibilities and performance
Key areas of our environmental responsibilities are protecting biodiversity, including land rehabilitation, and mitigating impacts on water, energy and climate change, and air. The extent to
which we manage these at each of our operations is inﬂuenced by their different geographies and applicable regulations. At an operational level, our environmental work is governed by our Group
Environmental Policy, Standards and Guidelines, which together aim for a consistent approach across our global portfolio, while enabling operations to adapt their environmental management
programmes to varying operational, geographical, climate and regulatory settings.
In addition, we are actively working to integrate environmental management with our operational functions, and formalising cross-
functional collaboration.
In 2019, our environmental activities focused on:
•
Water: Water is a valuable and, in some areas, a scarce
resource. All our operations are subject to either a scarcity or an excess of water, with 17% of our operations – such as Siguiri and Sadiola – in high water stress regions. A primary objective of water management at site level is to minimise the volume of water imported, often working towards a site-speciﬁc target.
To better track this, we monitor the ratio of fresh water re-used and the volume of water imported per tonne of ore treated.
Another primary water management objective is to prevent the contamination of water resources by our activities. Where this has not been possible, environmental incidents are logged,
investigated and corrective actions are put in place. In 2019 we experienced three reportable environmental incidents. See
<SR>
•
Tailings management: The safe and responsible management of
tailings, both during and after mining, is critical to the sustainability of our industry and in protecting the environment. AngloGold
Ashanti has stringent monitoring and controls in place for the management of its TSFs. For work undertaken in Brazil, see above and the Americas’ regional review in this report as well as the AGA
Mineração and Serra Grande
<OP>
. See also the case study:
Tailings storage facility management in Brazil in the
<SR>
•
Energy and climate change: Mining is by its very nature more energy intensive. Lower grades mean more rock has to be shifted to maintain production and as mining progresses further away from infrastructure, the longer distances require more energy to transport both workers and the rock mined.
In 2019, we continued to mitigate our carbon footprint, marginally reducing our GHG emissions intensity by 1% from 31.8kg of GHG per tonne treated versus 32.1kg of GHG per tonne treated in
2018. Absolute GHG emissions remained ﬂat. This was despite
a 3.7% increase in total energy used to sustain production.
These improvements were led by continued beneﬁts from energy efﬁciency gains at our South African mines, which, despite a 9.3%
increase in the South African grid emission factor, managed an
8.5% reduction in absolute emissions and a 9.2% reduction in emissions intensity compared to 2018.
2015
2016
2017
2018
2019
GHG emissions intensity
(kilograms of GHG per tonne treated)
45
48
46
32
32
2015
2016
2017
2018
2019
Water use efficiency
(kilolitres per tonne treated)
0.64
0.59
0.61
0.57
0.59
2015
2016
2017
2018
2019
Energy intensity
(gigajoule per tonne treated)
0.31
0.33
0.35
0.32
0.33

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

External pressure around ESG issues, especially climate
change, continue to intensify. This pressure has included some of AngloGold Ashanti’s largest shareholders and the wider
investment community. We are currently beginning development of a comprehensive new climate change strategy that will reset our emission reduction targets, ensure we protect our operations and our host communities against physical climate risks,
continue to implement appropriate climate disclosure systems, and maximise opportunities for cost-saving and energy efﬁciency.
We will be guided by, among other things, the ICMM’s updated
Climate Change Position Statement. Plans are underway to align our primary climate change disclosure with the Task Force on
Climate-related Financial Disclosure (TCFD) recommendations.
•
Integrated closure management: The social aspects of mine
closure and related management are becoming increasingly
important in the integrated management of mine closure. There is also a growing emphasis on contributing toward resilient
and sustainable communities during the lifecycle of the mining operation. We are working to achieve this by engaging with
our communities, allowing them to identify the projects they would like to see developed in the areas of health, education, agriculture, small business and supply chain development.
Simultaneously, as part of our mine closure responsibilities, we will continue rehabilitating disturbed land as we mine.
Closure is currently underway at Yatela while mining operations have ceased at Morila. Geita’s mine closure plan has been
submitted to the authorities in Tanzania while at Obuasi, a
Closure Consultative Committee has been established. Also at
Obuasi, a Reclamation Security Agreement (RSA) describes the activities required to reclaim land previously disturbed by mining activities. It is based on a reclamation plan approved by the Ghana
Environmental Protection Agency (EPA), in terms of which funds are to be posted or bonded as security for land reclamation. This
ﬁnancial surety is aimed at helping to ensure that adequate funds will be available to pay for site rehabilitation and post-closure monitoring and maintenance at any stage in the life of the mine.
Geita
MANAGING ESG IMPACTS FOR SUSTAINABILITY
CONTINUED

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Rehabilitation liabilities per operation ($ million)
2019
2018
Operation
Restoration
Decommissioning
Total
Total
Continental Africa
249.9
158.8
408.7
378.3
Ghana
Iduapriem
32.3
14.0
46.3
42.8
Obuasi
(1)
141.5
44.8
186.3
163.2
Guinea
Siguiri
28.5
25.9
54.4
53.1
Mali
(2)
Morila
–
6.5
6.5
7.6
Sadiola
12.2
12.5
24.7
26.6
Yatela
3.1
7.8
10.9
12.3
DRC
Kibali
(2)
–
11.5
11.5
10.6
Tanzania
Geita
32.3
35.8
68.1
62.1
South Africa
15.3
81.3
96.6
75.7
Great Noligwa
5.9
27.5
33.4
30.7
TauTona
(3)
3.5
16.5
20.0
16.9
Mponeng 2.2
2.8
5.0
4.7
Legacy projects
- Vaal River
–
3.0
3.0
2.8
- West Wits –
2.8
2.8
0.2
- Other 0.2
–
0.2
0.2
First Uranium SA
3.5
28.7
32.2
20.2
Americas
129.0
38.0
167.0
137.5
Argentina
Cerro Vanguardia
58.2
19.1
77.3
69.1
Brazil
AGA Mineração
47.1
14.9
62.0
48.6
Serra Grande
16.3
4.0
20.3
12.6
United States of America
Other
0.4
–
0.4
0.4
Colombia
La Colosa
6.6
–
6.6
6.4
Gramalote
(2)
0.4
–
0.4
0.4
Australia
59.5
37.3
96.8
88.5
Australia
Sunrise Dam
28.4
17.0
45.4
40.6
Tropicana
31.1
20.3
51.4
47.9
453.7
315.4
769.1
680.0
Less equity-accounted investments included above
(2)
(15.7)
(38.3)
(54.0)
(57.5)
Less liabilities held for sale included above
(4)
(15.1)
(81.3)
(96.4)
–
422.9
195.8
618.7
622.5
(1)
Includes Mpasatia (Bibiani pit)
(2)
The equity-accounted investments refer to the Mali assets, Kibali in the DRC and Gramalote in Colombia.
(3)
Includes Savuka
(4)
Includes the liabilities held for sale of Mponeng, Great Noligwa, TauTona, Vaal River and West Wits legacy projects and First Uranium.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

2015
2016
2017
2018
2019
Community incidents
(number)
15
2
17
26
32
2015
2016
2017
2018
2019
Community investment (less equity-accounted investments)
($ million)
15.22
20.16
24.05
22.25
27.69
2015
2016
2017
2018
2019
Total procurement spend
($ billion)
2.10
1.98
2.29
2.06
2.05
S = SOCIAL
Our social performance covers our activities in relation to our employees and communities. To learn about our activities in relation to our employees in the past year, see
<People are our business>
and
<OP>
.
Communities
One of AngloGold Ashanti’s six core values is that the communities and societies in which we operate should be better off for our having been there. As our operations develop and expand, requiring land, or embark on closure, the principle of shared value becomes more important, making this ever more signiﬁcant.
We operate in environments where the communities affected by our operations expect a meaningful existence beyond the life of our mines. Creating direct economic opportunity can build trust and acceptance of the mining industry and can lead to increased community collaboration and economic growth. While community demands and the complexity of social challenges faced may be felt more acutely at our operations in emerging economies, where the challenges of poverty, unemployment and inequality are most visible, the concept of shared value is relevant across all our operations. Our social performance is a critical determinant of our continued ability to conduct our business activities, underpinning as it does our ability to maintain our social licence to operate.
Our 2030 aspirational community goal, which is aligned with the
SDGs, is “Contributing to resilient, self-sustaining communities”
that are free from poverty and inequality. To deliver on this aspiration, we endeavour to ensure that communities experience real and sustainable beneﬁts from our operating activities.
Such an approach is aligned with the increasing emphasis on
responsible investment.
For more detailed information on our contribution to resilient self-
sustaining communities, see the
<SR>
and
<OP>
. These reports
also contain information on our performance and work in relation to community health, community and asset security, respecting human rights and artisanal and small-scale mining.
Socio-economic development and community upliftment
Socio-economic development initiatives are vitally important if we are to ensure self-sustaining, resilient communities. The ability to demonstrate the positive impacts from our activities is important in winning and maintaining our social licence to operate. All operations have implemented social development
programmes in line with their own development imperatives,
including the proﬁle and needs of host communities, the
resources available for investment and relevant regulatory
requirements, among other things.
The socio-economic development projects implemented are
aligned with identiﬁed community investment priorities, including social infrastructure, health facilities and services, education, training and skills development, and small, medium and micro enterprise (SMME) development. For 2019, group community
investment spend totalled $27.69 million as compared with
$22.25 million in 2018.
Local procurement
Implementation continued of our group Local Procurement Policy that was launched in 2018. This policy seeks to establish a
company-wide, sustainable local procurement programme to safely and ethically stimulate economic and social development within the countries and communities where we operate. It is central to building local value chains as we support the development of local suppliers. During the year, a multi-stakeholder workshop led to the completion of a local business development framework
and guidelines for sustainable development across our Africa operations. Implementation of these is evidenced for example by the partnerships established with local suppliers, amongst others when we started our Obuasi mine.
This policy is intended to address increasing pressure from host governments and communities on mining companies to overhaul
local procurement processes and systems, which remains a
challenge. We are committed to implementing our localisation –
see
<People are our business>
– and local procurement policies
and strategies.
MANAGING ESG IMPACTS FOR SUSTAINABILITY
CONTINUED

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

69%
$1.41bn
$0.64bn
31%
Total
centrally managed
procurement spend
Total
regionally managed
procurement spend
Proportion of spend
on local suppliers
(2018: 78%)
Community
investment
(2018: $22.25m)
Total procurement spend
(2018: $2.06bn)
84%
$27.69m
$2.05bn
Obuasi
Community investment by region (%)
Corporate office
3
Continental Africa
61
South Africa
11
Americas
22
Australia
3

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Key guidance metrics
metor exceeded for the
seventh consecutive year
Production of 3.281 Moz
106% increase in free cash flow
before growth capital to $448m
Adjusted net debt to adjusted
EBITDA improved to 0.91 times
with cash and cash
equivalents of $463m
Agreement reached on sale of
remaining South African assets
and Sadiola mine in Mali
Dividend 165 ZAR cents
(approximately 11 US cents) per
share declared – up 57%
ENSURE FINANCIAL
FLEXIBILITY
AND OPTIMISE
OVERHEAD,
COSTS AND
CAPITAL
EXPENDITURE

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

CFO’S REVIEW
STABLE
GROWTH
Effectively balancing competing
capital needs to achieve
balance sheet leverage targets
Christine Ramon
Chief Financial Ofﬁcer
T
he year 2019 was a strong financial year for the business. Free cash flow, before growth capital, increased by
106% to $448m, while cash flow from operating activities increased by 22% to $1, 047m. Measures have been taken during the year to instill more financial discipline and follow a clear framework for allocating capital. We have and will continue to prioritise the reduction of debt with excess cash as we believe that maintaining lower debt will help us to be more sustainable through the cycle. We ended the year with adjusted net debt to adjusted EBITDA improved to 0.91 times, well below our targeted level of 1 times through the cycle.
EXECUTIVE SUMMARY
(1)
Reinvestment in our core asset base has enabled us to
optimise output and plan for the future with Ore Reserves
outside of South Africa replenished.
The rising cash ﬂows from our operations has grown our dividend by
57% to 11 US cents per share. Our dividend policy, which pays 10%
of free cash ﬂow, before growth capital, at the discretion of the board of directors, reﬂects a discipline in our capital allocation process: we carve out cash for shareholders before we look at growth options.
Our investment in growth has culminated in the historic pouring of ﬁrst gold at Obuasi in December 2019, bringing Phase 1 of the redevelopment project to a conclusion on time and within budget.
Financial highlights of the year under review include:
•
The group met 2019 full year guidance with production at
3.281Moz and All-in sustaining costs (AISC) of $998/oz
(including $6/oz non-cash rehabilitation provision in Brazil as guided in the third quarter of 2019)
•
Record production achieved at Kibali, Tropicana and Iduapriem, while Geita delivered the highest production in 14 years
•
Free cash ﬂow, before growth capital, increased by 106% to
$448m, while cash ﬂow from operating activities increased by
22% to $1,047m
•
Adjusted net debt to Adjusted EBITDA improved to 0.91 times, with cash and cash equivalents at $463m
•
The company reached agreements to sell the remaining South
African assets and the Sadiola mine in Mali
•
Dividend increased by 57% to approximately 11 US cents per
share (165 ZAR cents per share up from 95 ZAR cents per share in the prior year).
Progress has been made on the sales processes announced. On
23 December 2019, the company announced that it had reached
an agreement to sell its interest in the Sadiola Mine, while on 12
February 2020, the company announced that it had reach an
agreement with Harmony to sell all its remaining South African assets and related liabilities. In Argentina, the sales process related to Cerro Vanguardia continues. The sales proceeds from these asset sales will be prioritised to debt reduction.
Group performance
AngloGold Ashanti’s cash ﬂows and earnings showed further
growth in 2019, and for the seventh consecutive year, production, capital and all cost guidance metrics were met.
Cash ﬂows from the business continue to improve, with free cash
ﬂow at $127m up 90% compared to 2018. Adjusted EBITDA in
2019 increased to $1,723m, versus $1,480m in 2018. Both metrics beneﬁtted from the increased gold price received during 2019, partly offset by lower gold output, increased taxes and royalties.
All-in sustaining costs (AISC) of $998/oz in 2019, compared to
(1)
The information included in the Chief Financial Ofﬁcer’s review is provided for the AngloGold Ashanti group (i.e. including South Africa), unless otherwise indicated. Following the announcement of the South
African asset sale, the South African operations are recorded as discontinued operations in the ﬁnancial results. Comparative results have been restated where required.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

CFO’S REVIEW
CONTINUED
$976/oz in 2018, was impacted by a $6/oz non-cash impact
from the revised rehabilitation provisions in Brazil, as required by new legislation promulgated during the third quarter of 2019.
Excluding this impact, AISC increased by 2% year-on-year.
Basic loss for the year ended 31 December 2019 was $12m,
or 3 US cents per share, compared with basic proﬁt of $133m, or 32 US cents per share in 2018. Earnings were negatively
impacted by the impairment of the South African assets
associated with their held for sale accounting treatment ($385m, net of tax), higher rehabilitation provisions in Brazil ($15m, net of tax) and higher care and maintenance costs in South Africa and Ghana ($13m, net of tax). Excluding impairment charges,
headline earnings were $379m, or 91 US cents per share,
compared with $220m, or 53 US cents per share in 2018.
The group ended the year with a robust balance sheet, with
improved cash ﬂows contributing towards continued debt
reduction. At the end of December 2019, the ratio of adjusted net debt to adjusted EBITDA was 0.91 times (1 times from
continuing operations), below the targeted level of 1 times
through the cycle and at the lowest level since 2012.
As at 31 December 2019, liquidity remains strong with $1.42bn undrawn on the $1.62bn US dollar Revolving Credit Facilities (RCFs)
approximately R4.65bn available on the R5.65bn South African
RCFs and other facilities, and cash and cash equivalents of $463m.
In South Africa, we cancelled one of our South African RCFs totalling
R1.4bn at the end of February 2020. Subsequent to year-end, we drew on the remainder of our US Dollar RCF to bolster our cash position as indicated later in the report.
The board approved a dividend of ZAR 165 cents per share
(approximately 11 US cents per share), in line with the dividend policy based on 10% of free cash ﬂow, before growth capital
expenditure. This compares to a dividend of ZAR 95 cents
per share (7 US cents per share) in 2018. The increase in the dividend reﬂects management's commitment to improving
shareholder returns, while maintaining disciplined capital
allocation. The board is satisﬁed that subsequent to the dividend declaration, the company has adequate balance sheet ﬂexibility and sufﬁcient funding facilities available to withstand market volatility.
Strategic priorities
Maintaining a reliable track record of consistent and prudent behaviour as custodians of shareholder capital continues to be central to our approach. Capital allocation continues to remain disciplined and focused on improving value creation through
effective management and without placing undue ﬁnancial or
operating risk on the business. This approach does not prioritise scale but rather focuses on sustainable margins and free cash
ﬂow growth to improve total returns to shareholders over time.
Whilst noting the establishment of two global mega gold-
producing entities after the mergers of Barrick/Randgold and
Newmont/Goldcorp, the group continues to favour organic
opportunities to create value, over those available through
acquisition. The company’s equity remains an important asset that should be protected while efforts are undertaken to close the considerable valuation gap that exists with global industry peers.
We continue to jealously guard our equity and have focused on self-funding growth projects over the last number of years with our ongoing capital needs not requiring the issue of additional equity. The last signiﬁcant issue of equity occurred in 2013 when we issued 18,140,000 shares to settle the remainder of the
outstanding 6% Mandatory Convertible Bonds.
Within this framework of self-funding we continue to target a return of 15% through the cycle at a long-term real gold price of
$1,200/oz on our new investments, using conservative discount rates that account for speciﬁc jurisdictional and operating risks.
All-in sustaining costs vs. gold price
($/oz)
(1)
World Gold Council Standard
(2)
Spot price as at 21 February 2020, the date of the preliminary results announcement
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
2019
2013
AISC
(1)
23%
margin
28%
margin
Spot
$1,610/oz
(2)
16%
margin
21%
margin
21%
margin
19%
margin
14%
margin
Average annual gold price

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

The integrity of the balance sheet is fundamental to the long-term health of the business and enforces disciplined decision-making in allocating capital. This means that the company will continue to rank and prioritise its investments, assessing them not only on their returns but also on their affordability with respect to maintaining leverage ratios at or around targeted levels.
Importantly, the company will weigh these competing priorities and consider the full suite of ﬁnancing opportunities available when determining whether or not to proceed with an investment.
Margin improvement – an ongoing priority
As in prior years, we continued to focus our efforts on driving operational excellence and cost efﬁciencies across our business.
Our efforts in the current year were supported by a higher gold price environment.
The group AISC margin improved to 28% in 2019 from 23% in
2018. For continuing operations, the margin has improved to
30% in 2019 from 26% in 2018.
Balance sheet strategy to enforce capital
discipline
Our balance sheet strategy continues to enforce capital discipline, with adjusted net debt at $1.572bn, 5% lower than last year. Our adjusted net debt to adjusted EBITDA ratio of 0.91 times (1 times from continuing operations) reﬂects ample headroom to our 3.5 times debt covenant. Liquidity remains strong, providing good
ﬂexibility in a volatile climate.
As stated above, our liquidity remains strong with sufﬁcient undrawn facilities. The company will continue targeting a lower adjusted net debt to adjusted EBITDA ratio of 1 times through the cycle. We believe this target level is sustainable, even as we invest inward, service debt obligations and pay dividends to shareholders at the discretion of the board of directors.
We remain strongly levered both to the gold price and currencies and we expect cash ﬂow generation across the business to
continue to beneﬁt from prevailing market conditions as well as from efﬁciency and operational improvements in our business.
Subsequent to year end, on 18 March 2020, the Company drew
$900m under the US dollar RCF to fund the repayment of the
$700m 5.375% bonds maturing on 15 April 2020 and to support
short-term liquidity in the event of continuing disruptions in the global ﬁnancial markets as a result of the recent outbreak of the coronavirus (covid-19). In addition, a further $450m was drawn down on the remainder of the US Dollar RCF and received on
27 March 2020.
Continued positive cash ﬂow momentum
We continue to follow a balanced approach, with a focus on
positive free cash ﬂow generation while reinvesting in our portfolio.
Our dividend policy remains to pay out 10% of free cash ﬂow, before growth capital, at the discretion of the board. Subject to this discretion, our dividend policy represents a key element of our disciplined capital allocation.
Net debt
($m)
Self-funded development
of Tropicana, Kibali
Self-funded redevelopment of Obuasi
50% decline
in net debt
1,000
2,000
3,000
4,000
2019
2018
2017
2016
2015
2014
2013
2012
Adjusted net debt to adjusted EBITDA
(times)
0.91 times
(1)
1.0 times, new target
through the cycle
Last 12 months adjusted net debt to adjusted EBITDA ratio
(1)
Calculations include discontinued operations
0
0.5
1.0
1.5
2.0
2.5
2019
2018
2017
2016
2015
2014
2013
Undrawn facilities*
(at 31 December 2019)
•
ZAR facilities   R4.650bn
•
$ RCFs** $1,420m
•
Cash $463m
* Total calculated with ZAR facility at R13.9937/$, and AUD facility at 0.70492
** $1.4bn RCF includes a capped facility of A$500m
c.$2.2bn
Free cash ﬂow before growth capital was $448m (2018: $278m,
after the adjustment for South African retrenchment payments of $61m). The board approved a dividend, representing a 57%
increase in dollar terms.
The continuation of the dividend is a reﬂection of our capital discipline and commitment to improving shareholder returns on the back of sustainable free cash ﬂow generation. Importantly, we will maintain adequate balance sheet ﬂexibility and utilise our cash ﬂows and available facilities to fund our ongoing capital and operational requirements.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

CFO’S REVIEW
CONTINUED
Delivery against 2019 ﬁnancial and operational objectives
1. Continued focus
on sustainable
free cash ﬂow
generation
Free cash ﬂow of $127m for the full year represents a 90% improvement year on year
(2018: $67m and 2017: $1m). All the group’s major operating mines were cash positive.
Free cash ﬂow was bolstered by higher gold prices which offset lower production, higher capital expenditure, increased proﬁt based taxes and the slower cash repatriation from
Kibali in the DRC.
Although we received $75m in dividends from Kibali for the year, our attributable share of cash balances in-country increased to $202m as at 31 December 2019 (2018: $53m). Our joint venture partner, Barrick, who is the operator at Kibali, continues to engage with the government of the DRC with regards the cash lock-up in-country.
Objective
met
2. Improve margins
Our margins for total cash costs, AISC, and all-in costs (AIC) on revenue from continuing operations were 46%, 30% and 17%, respectively. Except for AIC, the margins reﬂected increases from 2018 (total cash costs: 42%; AISC: 26%; and AIC: 18%). Margins were positively affected by the higher gold price received during the year, with AIC marginally down year-on-year as a result of the increased growth capital expenditure incurred during the year relating to the Obuasi redevelopment project.
Objective
ongoing
Free cash flow generation
(Adjusted FCF)
(4)
278
448
(2)
424
(1)
371
(361)
391
(3)
174
155
Pre-growth capex
Adjusted free cash flow generation
(1)
Adjusted for bond redemption premium of $61m on part settlement of $1.25bn high-yield bonds; for Obuasi redundancy costs of $210m; and the 2014 Rand Refinery loan of $44m.
(2)
Adjusted for bond redemption premium of $30m on settlement of remaining $1.25bn high-yield bonds.
(3)
Adjusted for SA retrenchment costs paid of $49m.
(4)
Adjusted for SA retrenchment costs paid of $61m.
0
200
400
600
800
1,000
821
(666)
(1,064)
142
202
308
50
128
703
249
169
116
124
150
127
321
2019
2018
2017
2016
2015
2014
2012
2013
(200)
(400)
(600)
(800)
(1,000)
(1,200)

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

3. Maintain strict
cost and capital
discipline
The group’s total cash costs were largely steady with total cash costs of $776/oz in 2019,
$3/oz higher than $773/oz achieved in 2018. Total cash costs were favourably impacted by weaker currencies, which assisted in offsetting inﬂationary pressures in the emerging economies that we operate in, particularly in Argentina and South Africa. The main cost drivers contributing to inﬂationary pressures related to mining contractors, labour and consumables, which are all predominately indexed to inﬂation.
Total cash costs were further adversely impacted by lower production, predominately grade impacts and lower planned by-product revenue at Cerro Vanguardia. Operational efﬁciency improvements continue to be a key group focus to mitigate operational cost pressures.
AISC of $998/oz in 2019, were 2% higher than $976/oz achieved in 2018. AISC for 2019 include a non-cash $6/oz for additional environmental rehabilitation obligations in Brazil pertaining to tailings facilities, under the new legislation enacted in August 2019, following
Vale’s Brumadinho failure in January 2019. Lower sustaining capital was largely offset by
IFRS 16 lease costs, higher rehabilitation provisions and other non-cash costs.
Total capital expenditure (including equity accounted investments) increased by 13% to
$814m in 2019, compared to $721m in 2018. This included project capital expenditure of $321m relating to Obuasi, Siguiri, Tropicana, Mponeng and Quebradona in 2019,
compared to $150m invested in growth projects in 2018. Sustaining capital expenditure decreased to $493m in 2019, compared to $571m in 2018.
Objective
ongoing
4. Advance Obuasi
for ﬁrst production
by the end of 2019
The Obuasi redevelopment project achieved its ﬁrst pour of gold on 18 December 2019, signalling the successful redevelopment of the mine into a modern, mechanised mining operation since mining activities were suspended ﬁve years ago. At the end of 2019, the overall project was 77% complete. The Phase 1 ramp up is now in progress to achieve
2,000 tonnes per day.
Phase 2 of the project, to achieve a capacity of 4,000 tonnes per day, is ﬁrmly on schedule and within budget with commissioning scheduled for the end of 2020. See
<Regional
performance review>
section for more detail on the project.
Objective
met
5. Complete asset
sale processes
Processes to sell assets in Mali, South Africa and Argentina progressed during the year. On
23 December 2019, the company announced that it had reached an agreement to sell its interest in the Sadiola Mine to Allied Gold for an attributable cash consideration of $52.5m.
After the ﬁnancial year end, on 12 February 2020, the company announced it had reached an agreement with Harmony to sell all its remaining South African producing assets and related liabilities with expected proceeds of around $300m, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.
Both the Mali and South African sales processes are expected to close in 2020.
Subsequent to the announcement of the sale of the South African assets, Moody's afﬁrmed a credit-positive impact of the sale citing another positive step in strategy to streamline the portfolio and lower the long-term cost structure of the business.
In Argentina, the sales process related to Cerro Vanguardia continues. This process is at an advanced stage and we hope to make a decision whether to accept a ﬁrm offer or to terminate the sales process in the second quarter of 2020. Cerro Vanguardia continues to be a strong contributor to the group, with 225,000oz produced in 2019 at an AISC of
$859/oz, generating gross proﬁts of $108m.
Objective
ongoing
6. Ongoing
stakeholder
engagement
The group’s strategy is underpinned by our overall objective, which is to deliver quality production, responsibly, with an emphasis on widening margins, extending mine lives and improving the portfolio. This forms the basis of our continuing and ongoing stakeholder engagement, whether with investors, governments, communities, or employees.
The global enhanced interest in environmental, sustainability and governance disciplines
(ESG) for companies operating in the extractive activities industries has become a focus for investors and it receives considerable attention from the group. Maintaining and enhancing our licence to operate through effective ESG practices, is critical to achieving our objectives.
Objective
ongoing
Delivery against 2019 ﬁnancial and operational objectives
(continued)

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

CFO’S REVIEW
CONTINUED
7. Advance
Colombian
projects up the
value curve
At Quebradona, the company continued with its feasibility study, after the declaration of a reserve at the end of 2018. It is expected that the results of the feasibility study will be announced towards the end of 2020. During the year, drilling focused on geotechnical programmes for site infrastructure, the tunnel trace, above the mine area and the crusher chamber.
On 16 September 2019, the company announced that it had reached an agreement with
B2Gold, its joint venture partner at the Gramalote Project in Colombia, whereby B2Gold will fund an investment and exploration programme in 2020 to the value of $13.9m, in order to earn back to a 50:50 joint venture and assume management of the project with effect from 1 January 2020. This agreement provides additional momentum to the Gramalote
Project, one of AngloGold Ashanti’s two advanced exploration projects in Colombia. At the time of the announcement, B2Gold owned a 48.3% stake, with AngloGold Ashanti holding the remaining 51.7%. B2Gold and AngloGold Ashanti have agreed on a budget for the feasibility study on the Gramalote Project of approximately $37m. As manager, B2Gold plans to continue the feasibility work with the goal of completing a ﬁnal feasibility study by the end of 2020.
Objective
ongoing
Delivery against 2019 ﬁnancial and operational objectives
(continued)
Looking ahead to 2020
We have a number of key catalysts we intend to focus on
in 2020. Our strong focus on ESG related matters is paying
dividends and we will speciﬁcally continue our focus and attention on improving our safety record. We have made good progress
in streamlining the portfolio and our continued focus in 2020 will be on the successful commissioning of Phase 2 of the Obuasi
project by the end of the year. Simultaneously, we expect that our planned increased Ore Reserve Development and Mineral
Resource Conversion over the course of 2020 and 2021 will
provide positive results in the medium term. Our additional
anticipated sustaining capital spend for 2020 is estimated at $30/
oz. We expect to close on all the ongoing, announced divestment processes.
We expect to continue to improve cash ﬂows, potentially resulting in further increases in our dividend pay-outs. Our leverage is currently at the target level we would like to maintain through the cycle and, given the strong fundamentals in place currently, we expect further improvement on this leverage. We aim to achieve all of this while remaining disciplined in managing costs and capital expenditure, thereby optimising current operating margins.
COVID-19 virus pandemic, guidance and liquidity
At the date of the approval of these ﬁnancial results, the COVID-19 virus outbreak continues to spread across the globe and
contributes to economic instability in global ﬁnancial markets.
The outbreak was declared a global pandemic on 11 March
2020 by the World Health Organization (WHO) and since then
has resulted in numerous governments and other organisations, including AngloGold Ashanti, introducing a variety of measures to curb the spread of the virus. To date, we have taken a number of proactive steps to protect our employees, our host communities and business, in line with the company’s values, guidelines and advice provided by the WHO and within the requirements of the countries in which we operate. The health and wellbeing of our employees and our host communities remains a key priority. Cases of the outbreak have been reported in all of the jurisdictions in which we operate, and it may lead to a prolonged restriction on the movement of people and continued requirement for people to self-
isolate or be quarantined.
A cross-functional team, including operations, technical, ﬁnance, health, community, government relations and other support
disciplines, is helping to guide the response to the crisis. The company has for some time employed increased screening and
surveillance of employees, stopped non-essential travel, instituted mandatory quarantine for arriving travelers and increased hygiene awareness across its operations, in addition to a range of other measures to mitigate the risks presented by the virus. It has also worked with local communities to help bolster their responses to the outbreak. These initiatives have complemented government responses in each of its operating jurisdictions.
As a precaution against the potential effects of the pandemic on our ability to secure spares and consumables, our supply chain teams have proactively placed orders to build increased safety stocks on critical items at our operations. Speciﬁc inventories depend on the level of risk identiﬁed in each region, lead time considerations, and storage capacity. In general, we are targeting inventories of three to six months on primary consumables, while recognising we have the support of strategic partnerships with key suppliers who themselves are maintaining inventories in the respective regions for many critical items.
More speciﬁcally, the near-term supply chain outlook remains positive, while mid to long term uncertainty (i.e. 4 to 8 months) is being actively managed as follows:
•
We are pro-actively placing orders to increase safety stocks on critical consumable items at our operations.
•
We have strong supplier relationships and a globally diversiﬁed supply base which minimises the risk of global interruptions.
•
Potential supply chain risks are currently limited to base metals and steel sourced from China impacting grinding media required at our operations. However, we do not rely solely on Chinese steel for our grinding media.
•
Minimal risks have been identiﬁed thus far for the supply of mining equipment over the next 12 months, however, we are
starting to see lead times increasing.
•
We have noted lead times extending for lower value protective gear and equipment, however, alternative sources for these items have been identiﬁed.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

We are proactively managing the gold shipments logistics through alternative ﬂight routes and air charters due to cancellation of ﬂights by certain airlines and closure of ports in various jurisdictions in order to avoid shipment delays of gold doré bars to reﬁneries.
Any self-imposed or government-mandated lockdowns may
disrupt the company’s activities and operations and even lead to a full or partial temporary suspension of the company’s mining operations in those jurisdictions. On 21 March 2020, following the Argentinian government’s decision to impose a nationwide lockdown (quarantine) until 31 March 2020, including temporary travel restrictions, border closings and suspension of most
industries, Cerro Vanguardia was required to temporarily suspend mining activities.
On 23 March 2020, the South African government announced a
21-day nationwide lockdown, effective from midnight on 26 March
2020, resulting in the temporary suspension of mining activities of the company’s South African operations particularly Mponeng, and the partial suspension of mining activities at Mine Waste Solutions
(MWS) and Surface Operations.
On 26 March 2020, the State of Goiás, in Brazil, extended a set of restrictions on the operation of non-essential business to include mining. These restrictions are set to run through to 4 April 2020.
Serra Grande will temporarily suspend its operations.
The current impact of all of the suspended operations is expected to be about 30,000oz to 40,000oz, or less than 2% of annual
production. In these countries, the suspension of mining activities will continue for the period during which the respective restrictions remain in force.
The rest of AngloGold Ashanti’s mines in its diversiﬁed portfolio of 14 assets in nine countries, continue to operate. For the sites where production has been suspended, plans for a safe and
smooth ramp-up, and for safely regaining part of the delayed production, are being developed.
The pandemic, if prolonged, would have a wide range of impacts, including the direct consequences of the virus on the health of employees and communities, but also the consequent restrictions to travel and work put in place by governments to slow its spread.
There would also be indirect consequences, including the reduced ability to effectively move people, supplies and equipment to sites. These may cause production interruptions through further suspensions of mining activities or delays to projects. We are in the process of designing the necessary contingency plans to mitigate these risks.
The Company had a good start to the year, and notwithstanding the suspended production in South Africa and Argentina remains well on track to meet its annual guidance. Nonetheless, given the uncertainties with respect to future developments, including duration, severity and scope of the covid-19 pandemic and the necessary government responses to limiting its spread, the board has decided to withdraw its market guidance for 2020 published as part of its preliminary condensed consolidated ﬁnancial results on
21 February 2020, at this time.
We will continue to focus on the necessary steps to protect people, work to meet production targets and secure the longer-term future of the business during this period of uncertainty.
We are implementing cash conservation measures, including
focused capital prioritisation and reducing non-essential spending across the business.
The company has drawn down $1.4bn on its US dollar RCF to
cater for the $700m bond redemption due mid-April 2020 and to provide additional liquidity headroom. After the drawdowns, cash on hand is about $1.8bn (excluding cash lock-up positions at Kibali and Sadiola, where AngloGold Ashanti’s combined share totals about $300m).
Management will continue to take a prudent and proactive
approach to managing the group’s liquidity, which may include procuring additional credit facilities or debt over and above its current facilities.
Summary
In summary, priorities for 2020 are:
•
Continued focus on sustainability and safety improvements
•
Target increased reserve conversion through additional
investment in Ore Reserve Development and Mineral Resource
Conversion
•
Aim to successfully complete divestment processes
•
Obuasi phase 2 commissioning complete by year-end
•
Optimise margins and cash conversion
•
Enforce capital discipline in a rising gold price environment
•
Proactively manage the emerging risks relating to the Corona virus pandemic from an operational, liquidity, working capital and supply chain perspective
•
Focus on cash conservation measures including reducing
corporate costs and AISC
•
Pursue optimal ﬁnancing alternatives for the group
Acknowledgement
I wish to record my gratitude to the broader ﬁnance team across the group which includes the ﬁnancial reporting, tax, treasury, information management, global supply chain and internal audit functions. These functions work together seamlessly to ensure that we proactively manage risk, ensuring that we have robust
ﬁnancial systems in place to maintain a strong internal control environment whilst enabling relevant, timely ﬁnancial reporting that inform business decisions. Our strong track record of achieving our ﬁnancial KPIs is testimony to the strong calibre of our
ﬁnancial team. I look forward to the year ahead with enthusiasm, focusing on our strategic objectives and improving returns to our shareholders.
Christine Ramon
Chief Financial Ofﬁcer
27 March 2020

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

FINANCIAL REVIEW
Summarised group ﬁnancial results – statement of ﬁnancial position
US dollar million
2019
2018
2017
Assets
Tangible, right of use and intangible assets
2,873
3,504 3,880
Investments
1,667
1,675 1,645
Inventories
725
758 783
Cash and cash equivalents
456
329 205
Assets held for sale
601
– 348
Other assets
541
377 358
Total assets
6,863
6,643 7,219
Equity and liabilities
Total equity
2,676
2,694 2,704
Borrowings and lease liabilities
2,204
2,050 2,268
Provisions
797
927 1,064
Deferred taxation
241
315 363
Liabilities held for sale
272
– 126
Other liabilities
673
657 694
Total equity and liabilities
6,863
6,643 7,219
Three-year summaries
Summarised group ﬁnancial results – income statement
US dollar million
2019
(1)
2018
(1)
2017
Continuing operations
Revenue from product sales
3,525
3,336 3,394
Cost of sales
(2,626)
(2,584) (2,607)
Gain (loss) on non-hedge derivatives and other commodity contracts
5
(2) –
Gross proﬁt
904
750 787
Corporate administration, marketing and other expenses
(82)
(76) (64)
Exploration and evaluation costs
(112)
(98) (105)
Impairment, derecognition of assets and proﬁt / loss on disposal
(6)
(7) (2)
Other expenses
(83)
(79) (150)
Operating proﬁt
621
490 466
Interest income
14
8 8
Dividends received
–
2 –
Foreign exchange losses
(12)
(9) (11)
Finance costs and unwinding of obligations
(172)
(168) (157)
Share of associates and joint ventures' proﬁt
168
122 22
Proﬁt before taxation
619
445 328
Taxation
(250)
(212) (163)
Proﬁt after taxation from continuing operations
369
233 165
Discontinued operations
Loss from discontinued operations
(376)
(83) (336)
(Loss) proﬁt for the year
(7)
150 (171)
Allocated as follows:
Equity shareholders
- Continuing operations
364
216 145
- Discontinued operations
(376)
(83) (336)
Non-controlling interests
- Continuing operations
5
17 20
(7)
150 (171)
(1)
Years 2018 and 2017 have been restated for IFRS 5.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Summarised group ﬁnancial results – statement of cash ﬂows
US dollar million
2019
(1)
2018
(1)
2017
Cash ﬂows from operating activities
Cash generated from operations
1,102
931 1,067
Dividends received from joint ventures
77
91 6
Net taxation paid
(221)
(166) (160)
Net cash inﬂow from operating activities from continuing operations
958
856 913
Net cash inﬂow from discontinued operations
89
1 84
Net cash inﬂow from operating activities
1,047
857 997
Cash ﬂows from investing activities
Capital expenditure
(703)
(575) (675)
Net payments from acquisition and disposal of subsidiaries, associates and joint ventures
(5)
(8) (27)
Net proceeds (payments) from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets
17
21 (8)
Interest received
14
5 7
Increase in cash restricted for use
–
(6) (8)
Other
(6)
2 –
Net cash outﬂow from investing activities from continuing operations
(683)
(561) (711)
Net cash (outﬂows) inﬂows from discontinued operations
(54)
226 (151)
Cash in subsidiaries sold and transferred to held for sale
(6)
– –
Net cash outﬂow from investing activities
(743)
(335) (862)
Cash ﬂows from ﬁnancing activities
Net proceeds (repayments) from borrowings and lease liabilities
3
(214) 48
Finance costs and lease ﬁnance costs paid
(137)
(130) (138)
Dividends paid
(43)
(39) (58)
Other
–
(10) –
Net cash outﬂow from ﬁnancing activities from continuing operations
(177)
(393) (148)
Net cash outﬂows from discontinued operations
–
– –
Net cash outﬂow from ﬁnancing activities
(177)
(393) (148)
Net increase (decrease) in cash and cash equivalents
127
129 (13)
Translation
–
(5) 3
Cash and cash equivalents at beginning of year
329
205 215
Cash and cash equivalents at end of year
456
329 205
(1)
Years 2018 and 2017 have been restated for IFRS 5.
Geita

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Three-year summaries
(continued)
Ratios and statistics
Units
2019
(1)
2018
(1)
2017
Operating review – gold
Production from continuing operations 000oz
2,862
2,913 2,852
Production from continuing and discontinued operations 000oz
3,281
3,400 3,755
Gold sold from continuing operations 000oz
2,854
2,922 2,869
Gold sold from continuing and discontinued operations 000oz
3,268
3,412 3,772
Continuing operations
Closing spot price at year-end $/oz
1,517
1,268 1,258
Average gold price received $/oz
1,394
1,266 1,257
Total cash costs $/oz
746
729 700
All-in sustaining costs $/oz
978
942 993
All-in costs $/oz
1,151
1,034 1,077
Earnings
Gross proﬁt $m
904
750 787
Gross margin %
26
23 24
Adjusted EBITDA
(2)
$m
1,580
1,388 1,369
Interest cover times
11
10 10
Asset and debt management
Adjusted net debt $m
1,581
1,659 2,001
Adjusted net debt to adjusted EBITDA
(2)
times
1.0
1.2 1.5
Continuing and discontinued operations
(Loss) proﬁt attributable to equity shareholders $m
(12)
133 (191)
(Loss) proﬁt attributable to equity shareholders US cents
(3)
32 (46)
Headline earnings $m
379
220 27
Headline earnings US cents
91
53 6
Capital expenditure
(3)
$m
814
721 953
Net cash inﬂow from operating activities $m
1,047
857 997
Free cash inﬂow $m
127
67 1
Asset and debt management
Equity $m
2,676
2,694 2,704
Net capital employed $m
4,422
4,657 5,031
Net asset value – per share US cents
644
653 659
Market capitalisation $m
9,278
5,180 4,178
Return on net capital employed %
11
8 3
Other
Weighted average number of shares million
418
417 415
Issued shares at year-end million
415
413 410
Exchange rates
Rand/dollar average
14.44
13.25 13.30
Rand/dollar closing
13.99
14.35 12.36
Australian dollar/dollar average
1.44
1.34 1.30
Australian dollar/dollar closing
1.42
1.42 1.28
Brazilian real/dollar average
3.94
3.66 3.19
Brazilian real/dollar closing
4.03
3.87 3.31
Argentinean peso/dollar average
48.29
28.14 16.57
Argentinean peso/dollar closing
59.90
37.81 18.65
(1)
Where appropriate, years 2018 and 2017 have been restated for IFRS 5.
(2)
The adjusted EBITDA calculation is based on the formula included in the revolving credit agreements for compliance with the debt covenant formula.
(3)
Includes attributable share of equity-accounted investments.
FINANCIAL REVIEW
CONTINUED

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

IMPROVE PORTFOLIO QUALITY
AND MAINTAIN LONG-TERM
OPTIONALITY
RELEVANT STRATEGIC OBJECTIVES
We have a portfolio of assets that must be actively managed to ensure delivery on our strategic objectives
Maintain long-term
optionality
Improve portfolio quality and
maintain long-term optionality
RELEVANT RISKS
Risk 1: Regulatory changes to mining rights and adverse ﬁscal changes
Risk 2: Inability to convert Mineral Resource to Ore Reserve
Risk 3: Failure to meet our operational and safety targets
CAPITALS AFFECTED
NATURAL CAPITAL
HUMAN AND
INTELLECTUAL CAPITAL
MANUFACTURED
CAPITAL
FINANCIAL
CAPITAL
SOCIAL AND
RELATIONSHIP CAPITAL

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

REGIONAL REVIEWS
Continental Africa
2,000km
Project
Operation
0
LEGEND
1
Guinea Siguiri (85%)
2
Mali Sadiola (41%)/Morila (40%)
3
Ghana Iduapriem/Obuasi
4
DRC Kibali (45%)
5
Tanzania Geita
3
DRC
Tanzania
Ghana
Mali
Guinea
1
4
5
2
Our operations in this region are:
In Ghana:
•
Iduapriem, an open-pit mine comprising the Iduapriem and
Teberebie properties and the Ajopa South West concession, is located in the western region of Ghana
•
Obuasi, an underground mine in the Ashanti region of
Ghana, was placed on care and maintenance from 2016.
Following the decision to redevelop the mine in 2018, the
redevelopment project began early in 2019. First gold was
poured in December 2019
In the Democratic Republic of the Congo:
•
Kibali, one of the largest mines of its kind in Africa, is situated in north-eastern DRC. The mine, which has both open pit and
underground operations, is co-owned by AngloGold Ashanti
(45%), Barrick (45%), which manages the mine, and Société
Minière de Kilo-Moto (SOKIMO) (10%), a state-owned gold
mining company
In Tanzania:
•
Geita is located in the Lake Victoria goldﬁelds, in north-western
Tanzania. The Geita gold deposit is mined as a multiple open-pit and underground operation
In Guinea:
•
Siguiri is a multiple open-pit oxide gold mine in the relatively remote district of Siguiri, in which AngloGold Ashanti has an
85% interest. The remaining 15% is held in trust for the nation by the government of Guinea. Siguiri is contractor-mined using conventional open-pit techniques
T
here are seven mining operations in our Continental Africa region, four of which are currently in operation – with one of these treating tailings and another oxide ore. Of these four, AngloGold Ashanti manages three.
In Mali:
•
Morila is a joint venture between AngloGold Ashanti and Barrick, in which each has a 40% interest. The remaining 20% is held
by the government of Mali. The mine completed mining of the
satellite pits in 2019 and will treat material from tailings storage for remainder of its life
•
Sadiola, which is jointly held by AngloGold Ashanti (41%),
IAMGOLD (41%) and the government of Mali (18%) began
operating in 1996. Mining ceased during 2018 and the
operation began the treatment of stockpiles. The sale of the combined 82% interest in Sadiola to Allied Gold Corporation
for $105m was announced in December 2019. All conditions
precedent are expected to have been fulﬁlled or waived by the end of April 2020
In 2019, the Continental Africa region accounted for:
47%
of group production
50%
of group capital expenditure
A more detailed description and discussion of each of
these operations can be found in the individual
<OP>.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Attributable production
(000oz)
0
500
1,000
1,500
2,000
2019 2018 2017 2016 2015
1,435
1,321
1,453
1,512
1,538
Productivity
(oz/TEC)
0
5
10
15
20
25
2019 2018 2017 2016 2015
20.61
20.70
23.01
20.70
19.17
AIFR
(per million hours worked)
0,0
0,1
0,2
0,3
0,4
0,5
0,6
0,7
2019 2018 2017 2016 2015
0.50
0.51
0.39
0.49
0.62
Total cash costs and all-in sustaining costs
(US$/oz)
0
200
400
600
800
1000
2019 2018 2017 2016 2015
678
827
717
720
773
759
905
953
904
896
Total cash costs All-in sustaining costs
(1)
(1)
World Gold Council Standard
Operating performance
Production
Production from the Continental Africa region increased to
1.538Moz in 2019 compared to 1.512Moz in 2018. This was
largely due to record production at Kibali and Iduapriem, and an exceptional performance at Geita.
Gold production at Iduapriem was 8% higher at a record
275,000oz compared to 254,000oz in 2018, primarily a result of a 14% improvement in plant feed. The grade improvement was
driven by better grade control and access to Cut 1 area in the
Teberebie pit where stripping commenced in 2017. Production was impacted by a 5% year-on-year decline in tonnage throughput due to lower plant availability owing to an unstable power supply from the national grid in the ﬁrst half of the year and mill downtime in the last quarter of the year to repair a cracked trunnion journal on
Sag Mill 2. The power supply challenge has since been resolved by changing over to Volta River Authority and Ghana Grid Company.
Geita produced 604,000oz in 2019, the highest level in 14 years, compared to 564,000oz in 2018. The operation is successfully transitioning to predominantly underground operations, with a 10%
increase in recovered grades achieved on the back of additional
ﬂexibility in the blending strategy resulting in improved recovery rates. Record quarterly production of 208,000oz was achieved in the last quarter of the year, largely a result of the higher volumes of tonnes treated and higher-grade material from Star & Comet Cut 3.
Production at Siguiri declined to 213,000oz in 2019. This compares with production of 242,000oz in 2018. The lower production
was mainly due to lower plant feed grade and recovery which is related to the ROM 3 crushing plant low performance and material feed blend to the plant. This was a result of a slower ramp-up than anticipated following the completion of the carbon-in-leach
(CIL) combination plant integration during the year. By year-end, quarterly production had improved as the processing challenges from the treatment of harder rock material through the plant had been addressed.
At Kibali, production increased to a record of 366,000oz in 2019
(2018: 363,000oz), a result of the ramp up in underground mining, which partially offset the 9% decrease in tonnes treated due to the planned reduction in open pit mining. The mine delivered higher volumes of underground tonnes as the shaft operated in line with design speciﬁcations for the full year. Total volume of underground ore hoisted was 15% higher year-on-year.
Sadiola continued to process the stockpile and optimise costs, producing 51,000oz in 2019. This compares to 59,000oz in 2018.
The end of mining activities and the depletion of full grade ore stockpiles in 2018 led to a higher proportion of marginal grade ore from the stockpiles being fed to the plant in 2019.
Morila’s production decreased, as planned, to 27,000oz in 2019 compared to 30,000oz in 2018, following the completion of satellite pit mining at the start of the ﬁrst half of the year. Production was also impacted by a 16% decrease in recovered grade as the mine continued to treat tailings material. This was partially offset by a 9%
increase in tonnes treated compared to the previous year.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Costs
All-in sustaining costs for the region decreased to $896/oz
for 2019, a result of lower operating costs at Geita, given the decline in open pit mining and transition to underground mining, lower operating costs at Sadiola and Morila as they wind down operations, as well as cost savings achieved from reagent
optimisation at both Geita and Iduapriem.
The drive for continuous cost improvements through the
Operational Excellence programme is well entrenched across all sites and disciplines in the region. The focus remains on delivering systemic and sustainable operational improvements in the
management of the region’s stay-in-business projects.
Capital expenditure
Total capital expenditure for the region increased to $410m in
2019, from $313m in 2018. This was in line with planned inward investment in growth projects, particularly at Obuasi where $246m was spent in the redevelopment of the project (see box below).
Underground Ore Reserve development projects continued at
Geita, for Star & Comet and Nyankanga, and at Obuasi. These
projects will provide access to orebodies identiﬁed for future gold extraction. The balance of the capital spend was used for capitalised exploration and stay-in-business projects to improve asset reliability across our mines to ensure safe, risk-free mining and production.
Growth and improvement
Commissioning of the Siguiri CIL combination plant was completed in 2019 with the mill achieving design throughput consistently.
Optimisation of the circuit is now underway. The prefeasibility study for the Block 2 Project was completed, and the feasibility study is expected to be completed by end of the second quarter in 2020.
Evaluation of Siguiri Block 2 and the trucking of oxide material to the existing process plant to displace marginal ore was completed.
The aim is to improve the mine’s ounce proﬁle from 2021 onwards and potentially extend its life of mine. Permits for construction of the new haul road have been received while the mining permit application is currently in progress.
At Geita, the development of Nyankanga Block 1 Portal began in
December 2019 to accelerate mining in Blocks 1 and 2 following the delay in permitting for Geita Hill.
Development of Geita’s Star & Comet and Nyankanga underground operations continued during the year. Approximately 4,568m
of development was completed during the year to access new
areas for stope mining and further exploration. Open pit mining at Nyankanga will reach the end of its economic life during 2020.
Surface exploration continued at Selous, a satellite pit 2.4km from
Star & Comet, to supplement the underground operation in the near term.
At Iduapriem waste stripping for Teberebie Cut 1 was completed and ore was mined from Teberebie Cut 1, Cut 3, Ajopa and
Block 3. Stripping in Cut 2 is expected to start during the ﬁrst half of 2020 to deliver ore in 2021 when Cut 1 ore is depleted.
Brownﬁelds drilling continued at the Ajopa pit and open pit mining has been extended to Cut 3 to supplement ore from the larger
Teberebie pit. Major brownﬁeld exploration drilling continued at
Blocks 7 and 8, Ajopa and Block 1 to improve the mine’s future ounce proﬁle and potentially extend the life of mine.
The prefeasibility studies for the new tailings storage facility and return water dam (RWD) sites were completed. Related feasibility study is planned to be completed in 2020. Construction sites were identiﬁed and land access compensation and engagement with
the relevant government authorities began for the permitting of the new facilities. In the second half of 2019 the mine undertook a feasibility study to consider treatment options to discharge excess water efﬁciently on the current greenﬁeld tailings storage facility, the completion of which is expected in 2020.
At Kibali, the Kalimva-Ikamva prefeasibility study was completed, delivering another viable opencast project. This will help balance the mine’s open cast/underground ore ratio and enhance mine
plan ﬂexibility. Drilling at Gorumbwa highlighted future underground potential and ongoing conversion drilling at KCD is delivering Ore
Reserve replenishment. The mine is well placed to meet its 10-year production targets and extend them beyond this horizon.
Obuasi redevelopment project
The Obuasi redevelopment project has progressed well
and remains on schedule and within budget.
Phase 1 of the project, which set up the plant to
achieve a daily processing rate of 2,000t of ore, was
completed. Phase 2 which aims to expand plant
capacity to 4,000t a day will continue through 2020.
The civil engineering work is progressing well with most
orders already having been placed.
First blast underground, signalling the start of
underground development, took place on 11 February
2019 and the ﬁrst stope blast was in October 2019.
This indicated the start of ore production, albeit on a
limited scale, and was followed by the ﬁrst pour of gold
on 18 December 2019, demonstrating the successful
implementation of the plan to redevelop Obuasi into a
modern, mechanised mining operation, following the
suspension of mining activities ﬁve years ago.
Phase 2 work mainly involves construction of new
buildings in the plant, surface infrastructure and tailings
storage facilities, in parallel with underground materials
handling systems and shaft refurbishment, paste-
ﬁll plant and new underground pumping and piping
systems. Phase 2 operational readiness includes
ramping up the mining operation including the start
of mining in Block 8 lower, commissioning the KRS
shaft, GCVS vent shaft, paste ﬁll plant and installing
the underground paste systems and commensurate
recruitment and training.
REGIONAL REVIEWS
CONTINUED
Continental Africa

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Sustainability performance
More detailed information on the sustainable development
activities at each of these operations can be found in the
individual
<OP>
.
In the Continental Africa region, our principal sustainable
development activities relate to the following material issues:
Employee safety
There were no fatalities in the Continental Africa region in 2019, with the last fatal injury having been recorded in October 2015.
The all injury frequency rate (AIFR) for the year was 0.62 injuries per million hours worked across the region. The region saw a regression from the previous year, primarily due to an increased number of injuries associated with the redevelopment project currently underway at Obuasi in Ghana.
Employee and community health
We continued with constant monitoring and control of workplace exposures to dust, noise and lead, which are important
occupational health focus areas. One case of occupational disease was diagnosed in 2019, a noise-induced hearing loss case at
Geita. Necessary medical support was provided and workplace
controls were strengthened to prevent adverse effects on other employees, including contractors. In particular, occupational health hazard programmes designed to deal with occupational exposures such as airborne pollutants and noise are being introduced at
Obuasi in Ghana and Geita in Tanzania, as it moves underground.
Non-occupational lifestyle and community health risks such as malaria, which is endemic in our African operations, as well as the persistent Ebola virus in the DRC also present challenges to business productivity and continuity.
In Ghana, malaria control activities continued in collaboration with the Ghana Department of Health as well as The Global Fund.
Contributing to resilient self-sustaining
communities
Work within communities continued in the region. Each operation has a forward-looking community engagement strategy that
identiﬁes potential areas of concern for the respective communities.
We have local economic development programmes, which are
developed and run in partnership with local governments and host communities.
These programmes are aimed at contributing towards economic
growth, income-generating opportunities, creation of employment, and nurturing sustainable livelihoods beyond the life of mine.
Implementation of our local procurement policy, approved in
2018, continued in 2019. This policy is central to building local value chains to support local supplier development. During
the year, a multi-stakeholder workshop led to completion of
a local business development framework and guidelines for
sustainable development across the Continental Africa region.
In Ghana, legislation on local procurement is in place and in the
Obuasi redevelopment project we are using local suppliers and contractors.
AngloGold Ashanti has helped facilitate the development of a satellite Obuasi campus for Ghana’s renowned Kwame Nkrumah
University of Science and Technology (KNUST), which is
headquartered in the city of Kumasi. See the case study Kwame
Nkrumah University of Science and Technology develops an Obuasi campus in the
<SR>
.
At Obuasi, a social management plan has been designed and is being implemented for the beneﬁt of the community, and a trust fund composed of representatives from across the community, the
Obuasi Community Trust Fund, was established.
Responsible environmental stewardship
There was one reportable environmental incident in the region in 2019, at Siguiri where cyanide-bearing solution draining into a temporary spillage pond reached the external spillage pond, which unfortunately caused the deaths of a cow and birds which drank from the pond. Immediate action was taken to isolate and detoxify water in the external pond and a full investigation initiated to understand and address the cause of the release. Remedial action was taken to prevent similar incidents in future.
All operational mine sites in the region have been certiﬁed to the new ISO 14001:2015 Environmental Management System. Their
ﬁrst surveillance audits were successfully conducted in 2019.
Obuasi’s certiﬁcation remained suspended for 2019 as the mine was being recommissioned.
Geita and Sadiola submitted mine closure plans to their
respective governments for approval, while Siguiri and Iduapriem are expected to update theirs during 2020. Obuasi continued to implement the legacy closure works as agreed in the Reclamation
Security Agreement signed with the Ghana Government. Also see
<OP>
for reclamation work that has begun at Obuasi.
Employee, community and asset security
In all countries in which we operate, threat and risk assessments are conducted to determine which security resources are
required. In Mali, Tanzania, Ghana and Guinea, risk assessments categorise threats as high and require the involvement of
state police and/or military units (public security forces) on a near-permanent basis. Our goal is to be proactive, constantly assessing the risks and, where we see potential threats, we
develop and implement mitigating strategies to address these.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Artisanal and small-scale mining
Major mining markets across Africa faced growing risks from
artisanal and small-scale mining (ASM) and illegal mining activities in 2019, exacerbated by the stronger gold price and deteriorating socio-economic conditions. We continued to engage with
governments and other stakeholders on our ASM formalisation
programmes.
Countries in the region affected by ASM are Tanzania, Ghana, Mali and Guinea. Our two-pronged approach to legal ASM includes
providing direct support in formalising ASM and helping to establish alternative livelihoods by promoting local enterprise development.
We also work together with country law enforcement agencies in protecting our mining tenements.
Respecting human rights
No human rights violations were recorded and there were no
incidents reported during the year. Our human rights performance continues to improve, and we have recorded two years without a human rights violation, despite the complex human rights
challenges in our operating landscapes. However, proactive
management of ASM, illegal mining and general criminality remains a focal point for the security discipline in the region.
Talent management, skills development and
employee relations
Localisation of talent is a feature of our human resources practice in the region. Good progress is being made in building talent and succession pools. In 2019, 16 key positions in the region were
ﬁlled by local nationals, despite increases in expatriate numbers due to the Obuasi redevelopment and the move to underground
mining currently underway at Geita. See
<People are our business>
in this report.
Navigating regulatory and political
uncertainty and risk
Increasing pressure from host governments and communities on mining companies to overhaul local procurement processes and systems remains a key challenge to the industry. We are committed to implementing our localisation policies and strategies.
Iduapriem
REGIONAL REVIEWS
CONTINUED
Continental Africa

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

REGIONAL REVIEWS
South Africa
LEGEND
1
Mponeng (West Wits)
2
Surface Operations (Includes MWS and
other surface treatment facilities)
Durban
Lesotho
Swaziland
Bloemfontein
Carletonville
Klerksdorp
East London
Port Elizabeth
Cape Town
North West
Gauteng
2
1
Operation
400km
0
An agreement and sale was announced post year end for Mponeng and the Surface Operations in South Africa.
A
fter extensive restructuring of this region, which took place between 2016 and 2018, at December 2019, we had two operations in the South Africa. Post-year end, on 12 February 2020, it was announced that agreement had been reached to sell all our remaining South African producing assets and related liabilities to Harmony. The transaction, which is subject to several conditions precedent, is expected to be concluded on or about 30 June 2020.
Our operations in this region are:
•
Mponeng, the world’s deepest gold mine, is located in the West
Wits mining district south-west of Johannesburg, on the border between Gauteng and North West Province
•
Surface Operations comprises surface facilities in the West
Wits and Vaal River areas, which process and extract gold from marginal ore dumps and TSFs. Surface Operations also includes
Mine Waste Solutions (MWS)
In 2019, the South Africa region accounted for:
13%
of group production
8%
of group capital expenditure
Operating performance
Production
The South Africa region produced 419,000oz at a total cash cost of $981/oz in 2019, 14% lower than the previous year, largely due to limitations in face length availability which impacted grades following high seismicity at Mponeng. Production was also
impacted by intermittent electricity due to Eskom load shedding and seismicity related safety stoppages.
Mponeng mine produced 243,000oz at a total cash cost of
$976/oz in 2019 compared to 265,000oz at a total cash cost of
$977/oz in 2018. The 2019 year marked the ﬁrst full year in which new shift arrangements at Mponeng were implemented. The new
shift arrangement represents a paradigm shift in the evolution of the mine and this has resulted in signiﬁcant improvements in both
A more detailed description and discussion of each of
these operations can be found in the individual
<OP>
.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

safety and productivity. Employees have responded positively to the new schedule, resulting in a 44% year-on-year improved safety performance (AIFR) and a 11% uplift in productivity.
Production of 176,000oz at Surface Operations improved for the year driven by a 3% increase in production at MWS, from improved recoveries with the introduction of the Aachen Shear reactor and other initiatives aimed at enhancing efﬁciencies.
The main drivers for the improved delivery at the Surface
Operations were primarily due to:
•
Improved throughput from better operational performance
delivery by the contractor; stabilised duty cycle of the
comminution circuits
•
A change in strategy to process Mponeng marginal ore dumps
(MOD) through the Savuka Gold Plant
•
General metallurgical process efﬁciencies
•
Implementation of grid sampling and grade proﬁling strategy
The impact of inclement weather remained signiﬁcant during 2019.
A remote reclamation project is currently underway with the aim of reducing inclement weather disruptions to production. The current situation at Eskom also remains a concern as MWS is not able to fully function on emergency power and therefore any interruptions caused by Eskom load shedding directly impact production activities.
Costs
Costs beneﬁtted from operating efﬁciencies as well as a weaker rand/dollar exchange rate, resulting in a 5% year-on-year decrease in total cash cost. This was partially offset by lower gold output from the region. Cost reduction initiatives aimed at calibrating both on- and off-mine cost structures progressed well through the year in line with our focus on Operational Excellence.
All-in-sustaining costs for the region were $1,132/oz, down 4%
despite the headwinds related to production and inﬂationary
pressures. The region successfully delivered on its targeted cost savings initiatives for 2019.
Through our Operational Excellence initiatives, cost and capital management remained a key priority as we continue to maintain asset integrity and safety performance. Project initiatives include a wide array of activities aimed at improving metallurgical recoveries and throughput and cost saving initiatives.
Operational Excellence began at Mponeng in 2019 and included working to increase face length availabilities, improve recovery and mine call factors, reduce power consumption, and optimise capital spend.
Capital expenditure
Total capital expenditure for the region was $57m, compared to
$73m in 2018. This was mainly spent on the completion of the
Mponeng Phase 1 project, Ore Reserve development (ORD) work, as well as the Mponeng life-of-mine extension feasibility study.
Sustaining capital expenditure was spent on a variety of stay-in-
business projects and the rehabilitation work related to the Carbon
Leader project.
Attributable production
(000oz)
0
200
400
600
800
1,000
1,200
2019
2018
2017
2016
2015
1,004
967
903
487
419
Productivity
(oz/TEC)
0
1
2
3
4
5
6
2019
2018
2017
2016
2015
3.74
3.56
3.57
4.45
5.10
AIFR
(per million hours worked)
0
3
6
9
12
15
2019
2018
2017
2016
2015
10.81
12.02
12.68
10.25
6.60
Total cash costs and all-in sustaining costs
(1)
(US$/oz)
0
300
600
900
1200
1500
2019
2018
2017
2016
2015
881
1,088
896
1,084
1,032
981
1,081
1,251
1,182
1,132
Total cash costs
All-in sustaining costs
(2)
(1)
Years 2015 and 2016 have not been restated for IFRS 5
(2)
World Gold Council Standard for AISC
REGIONAL REVIEWS
CONTINUED
South Africa

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Sustainability performance
More detailed information on the sustainable development activities at each of these operations can be found in the individual
<OP>.
In the South Africa region, our principal sustainable development activities relate to the following material issues:
Employee safety
There were no fatalities in the South Africa region in 2019, the region’s safest year on record. The AIFR was 6.60 per million hours worked for the year, a 36% improvement year-on-year. Safety
interventions have included changes in planning and information systems, the introduction of a new way of mining, and a change in shift arrangements as of November 2018.
To create additional safety awareness during the festive season, a campaign named Khumbul’ekhaya, an Nguni word meaning
‘remember home’, was launched in the last quarter of 2019 and rolled over into 2020 to encourage mineworkers to return home healthy and safe every day. Khumbul’ekhaya was developed by
South African mining companies to drive and sustain the local gold mining industry’s pursuit of Zero Harm.
Employee and community health
The proposed sale of our South African assets will alter the health proﬁle of the Company as currently most of our occupational
disease issues, such as silicosis (see the case study, Court approves settlement of silicosis and TB class action in the
<SR>)
and noise-induced hearing loss relate to our South African mines.
There were 12 cases in 2019 signiﬁcantly down from 35 in 2018.
Contributing to resilient self-sustaining
communities
Socio-economic development (SED) initiatives are vitally
important if we are to ensure self-sustaining communities.
In South Africa, support for SED initiatives, which includes promoting alternative livelihoods, continued with variable
outcomes. The Masakhisane Enterprise Development Fund,
which provides interest-free loans, continued to support local business development projects disbursing a total of $1.04
million in 2019. Following consultation, a new social and labour plan for the 2020-2024 period was submitted to the Department of Mineral Resources and Energy for approval.
Responsible environmental stewardship
There were two reportable environmental incidents in the region in
2019. In the ﬁrst incident, which occurred on 2 September 2019, the residue tanks at Savuka’s gold plant overﬂowed, ultimately affecting the Wonderfonteinspruit. Immediate response measures were put in place to stop, monitor and mitigate the effects of the spill. The second occurred on 20 September when a pipeline conveying
tailings from the MWS plant to the Kareerand TSF, failed near the
Koekemoerspruit crossing. Further details of these incidents are provided in the Mponeng and Surface Operations’
<OP>
.
Recovery of the impacted section of the Koekemoerspruit will be assessed through in-stream bio-monitoring by an independent
specialist, following clean-up of the watercourse and adjacent surface areas impacted by the spill.
At our West Wits operations, we continue to manage acid mine drainage (AMD) that ﬂows from disused neighbouring mines. We have carefully managed the risk of water spilling from the West Wits water circuit by balancing our site water inventories. This somewhat delicate balance has thus far been achieved by accelerated
water evaporation technologies and by using the water for the reprocessing of old tailings storage facilities once its acidity has been neutralised.
Artisanal and small-scale mining
Illegal and ASM mining activities continued to pose a signiﬁcant challenge to our operations throughout 2019 in South Africa where gold producers continued to face an escalation in violent crime-
related activities as a result of large armed criminal groups and illegal miners intruding into and invading mining areas. As a result, the region’s Mines Crime Combatting Forum (MCCF) eight-pillar initiative was launched to address general criminality resulting from the increase of illegal mining activities.
Navigating regulatory and political
uncertainty and risk
In South Africa, the industry, through the Minerals Council, is challenging aspects of the September 2018 Mining Charter III. The main issue is non-recognition of the continuing consequences of previous black empowerment transactions in relation to mining right transfers and renewals. While agreement through engagement is the preferred approach, the Minerals Council lodged a legal application for a review of that and two other aspects of the charter in March 2019. A court date is expected during 2020.
In memoriam
Post year-end we regrettably lost four colleagues in two
separate fatal incidents at Mponeng.
On 16 March 2020, we lost Thabo Rakometsi in a
tragic accident during an underground horizontal
transport incident. This tragedy followed an accident
which occurred on 5 March 2020 where three of our
colleagues – Lucas Maapea, Xolani Ngqwemese, and
Mokhethea Johannes Radebe – were fatally injured in a
seismic related incident caused by a large fall of ground,
roughly 3.6km below surface.
We extend our sincere condolences to the families,
colleagues, friends and communities of the deceased.

DELIVERING ON OUR STRATEGY
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1
2
4
3
LEGEND
1
Argentina
Cerro Vanguardia (92.5%)
2
Brazil
Serra Grande
3
AGA Mineração
4
Colombia
Gramalote (51%)
La Colosa
Quebradona
400km
0
Project
Operation
REGIONAL REVIEWS
Americas
Our operations and projects in this region are:
In Argentina:
•
Cerro Vanguardia, in which AngloGold Ashanti has a 92.5%
stake and Fomicruz, a state company operating in the province of Santa Cruz, the remaining 7.5%. The operation, located in the province of Santa Cruz, operates multiple small open pits with high stripping ratios and multiple narrow-vein underground mines that produces gold and silver as a by-product. The sale process for this asset is at an advanced stage and a decision is due shortly
In Brazil:
•
AngloGold Ashanti Córrego do Sítio Mineração (AGA
Mineração) in the state of Minas Gerais, which comprises the
Cuiabá complex, the Córrego do Sítio mining operation and the
Cuiabá and Queiroz gold plants
•
Serra Grande, in the state of Goiás about 5km from the city of
Crixás, comprises three mechanised underground mines and an
open pit
In Colombia:
•
Gramalote,
a joint venture between AngloGold Ashanti (51%)
and B2Gold (49%), is located near the towns of Providencia and
San Jose del Nus within the municipality of San Roque, north-
west of the Department of Antioquia. It is approximately 124km north-east of Medellin, the regional capital of the Antioquia
Department. B2Gold took over management of the project
on 1 January 2020
O
ur Americas region includes three operations, featuring both open pit and underground mining – one in Argentina and two in Brazil
– and two advanced greenfields projects in Colombia.
•
Quebradona
is situated in the Middle Cauca region of Colombia,
in the Department of Antioquia, 60km south-west of Medellin.
Five main targets have been identiﬁed, of which Nuevo Chaquiro is the most advanced
See
<Exploration and projects>
for further information on
these projects.
In 2019, the Americas region accounted for
21%
of group production
24%
of group capital expenditure
Operating performance
Production
Total production for the Americas region in 2019 declined to
710,000oz compared with 776,000oz in 2018, a result of production declines at all three operations.
At AGA Mineração, performance at Cuiabá was impacted by poor ground conditions where, to ensure safe production, the rate of mining was slowed while a new surface support regime and mine
A more detailed description and discussion of each of these operations can be found in the individual
<OP>
.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

sequencing plan were introduced. Early indicators show these new controls to be successful and condition monitoring will be ongoing as mining progresses in the deeper, higher grade areas.
At the Córrego do Sítio complex, geological model changes, open pit licence delays for the Rosalino orebody, geotechnical issues and unexpected heavy rains in the last two months of the year delayed the development and mining of the planned open pit mining areas.
At Serra Grande, the slightly lower production level in 2019 was due to lower feed grades, particularly in the second half of the year, and reduced drilling productivity and ﬂeet availability. This was partially offset by higher tonnage treated following the Mina III pushback.
Cerro Vanguardia’s production was negatively affected in the second half of the year by the planned lower grades mined and a 42% decline year-on-year in silver production. This was partially compensated for by a higher average silver price.
Costs
The total cash cost for the region for the year was $736/oz in 2019
(2018: $624/oz) and the AISC $1,032/oz (2018: $855/oz). The
increased costs were largely due to the decline in ounces sold, reduced silver by-product revenue from Cerro Vanguardia and
inﬂation. The inﬂationary pressures which affected both Argentina and Brazil, included increases in wages, operational materials, this coupled with impact of changes in the estimation of rehabilitation provisions for the Brazilian operations as required by the new legislation. This was slightly offset by weaker currencies.
Capital expenditure
Total capital expenditure for the region was $195m, compared to
$176m in 2018, with the increase largely driven by higher spend in Colombia on feasibility study work at Quebradona. Sustaining capital expenditure was spent mainly on Ore Reserve development at underground operations in Brazil and Argentina. At Cerro
Vanguardia, capital expenditure for the year was spent primarily on development work and larger trucks to increase hauling and loading capacity, and to ultimately improve productivity.
Serra Grande is our only operation in Brazil with an upstream TSF.
The current dam, which has a reinforced wall, will be converted to dry stacking as per the mine plan. Following the implementation of new legislation, the process will be accelerated. Decommissioning is expected to begin in September 2021 to ensure we comply with the revised legislation.
Growth and improvement
In Brazil, the strategy is to enhance mining ﬂexibility and
predictability by investing in Ore Reserve development, along with
Mineral Resource and Ore Reserve conversions. More brownﬁelds exploration is planned to increase the Ore Reserve and related conﬁdence levels. This work will be vital in the upcoming year.
During 2019, Serra Grande transitioned to full owner development and development metres achieved increased by 10% compared
to 2018 levels. At Cuiabá, a new international contractor in the
Brazilian market was signed on in March 2019 and has to date delivered a 28% year-on-year increase in metres developed.
Attributable production
(000oz)
0
200
400
600
800
1,000
2019 2018 2017 2016 2015
948
820
840
776
710
Productivity
(oz/TEC)
0
5
10
15
20
2019 2018 2017 2016 2015
15.05
13.98
13.34
12.86
11.39
AIFR
(per million hours worked)
0
1
2
3
4
5
6
2019 2018 2017 2016 2015
5.61
3.96
3.29
3.97
3.84
Total cash costs and all-in sustaining costs
(US$/oz)
0
200
400
600
800
1000
1200
2019 2018 2017 2016 2015
576
799
578
638
624
736
881
943
855
1,032
Total cash costs All-in sustaining costs
(1)
(1)
World Gold Council Standard for AISC

DELIVERING ON OUR STRATEGY
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CORPORATE INFORMATION

REGIONAL REVIEWS
CONTINUED
Americas
Employee safety
There were no fatalities in the Americas region in 2019. Safety improved overall with an AIFR of 3.84 recorded for the year. A
Safe Production Programme, based on the Dupont Sustainable
Solutions safety regime, is being trialled at Cuiabá, following the fatality that occurred in 2018
in Brazil. The programme aims to
eliminate fatalities, transform the way we work, and create a sustainable organisational culture and work process. See the case study: Cuiabá Safety Production Programme, in the
<SR>.
The programme is currently being rolled out and will be completed by the end of 2020. Once completed, the programme will be
implemented at all our Brazilian operations.
Contributing to resilient self-sustaining
communities
In line with our values to leave communities better off for our having been there, in Brazil, as part of our corporate social responsibility, we have established a sustainable partnership programme that
Cuiabá is also investigating the potential of new orebodies and a plan for deepening the mine.
At Córrego do Sítio (CdS) the focus is to re-open the CdS II underground mine. Along with a focus on Mineral Resource
conversion and stabilising production, CdS will invest in looking at the potential of CdS III and the Rosalino open-pit expansion.
At Serra Grande, Palmeiras South underground mine is expected to commence delivering ounces in the ﬁrst half in 2020.
In Argentina, Cerro Vanguardia, which has been in operation for over
20 years, is expected to see a reduction in grades from the open pit mines and lower contributions from silver compared to the previous years’ levels. To sustain the production plan, exploration will focus on converting new and already existing blue sky tangible and Inferred to Indicated Mineral Resource around current pits and underground operations in the main production zone. The exploration plan includes 25,000m of diamond drilling hole campaign, channels, trenches, geophysics surveys, among others.
Sustainability performance
In the Americas region, our principal sustainable development activities relate to the following material issues:
Serra Grande

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

promotes local businesses (see the case study: Brazil’s Sustainable
Partnerships Programme in the
<SR>).
Community-related work included the voluntary resettlement of the Santos Reis community adjacent to Serra Grande, progressed notably during the year with 41 of 51 families settled in new homes in the nearby town of Crixás. The resettlement will allow work to begin on the open pit expansion
Responsible environmental stewardship
In Brazil, two unrelated but catastrophic collapses of TSFs (at another company) in recent years have heavily inﬂuenced the shift in global environmental management regulations, particularly those relevant to the construction, management and regulation of TSFs, which will inevitably lead to increased compliance and operational costs. AngloGold Ashanti's Brazilian operations continued to accelerate the transition towards compliance with the requirements of new local laws and regulations. See the case study: Tailings storage facility management in Brazil in the
<SR>.
Employee, community and asset security
In all countries in which AngloGold Ashanti operates, threat and risk assessments are conducted to determine which security resources are required. In Colombia, risk assessments categorise threats as high and require the involvement of state police and/or military units
(public security forces) on a near-permanent basis.
Artisanal and small-scale mining
Illegal and artisanal and small-scale mining (ASM) activities continued
to pose a signiﬁcant challenge to our activities in Colombia. We seek harmonious co-existence with legal ASMs. Our two-pronged approach involves providing direct support for the formalisation of ASM and promoting local enterprise development, which contributes to creating alternative livelihoods, and working with the country’s law enforcement agencies to protect our mining tenements. See case study: Gramalote partners with ASM to formalise mining in the
<SR>
Navigating regulatory and political
uncertainty and risk
South America experienced a wave of political volatility, fuelled by a long-term decline in living standards and exacerbated by global trends of high economic inequality. The rise of anti-establishment politics continued to swing between left- and right-wing
governments, creating some political turbulence in the region. We will continue to engage with the relevant government and external stakeholders to mitigate this risk.
Cerro Vanguardia

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CORPORATE INFORMATION

REGIONAL REVIEWS
CONTINUED
Australia
A
ngloGold Ashanti has two operations in its Australia region, Sunrise Dam and
Tropicana, both of which are in the north-eastern goldfields of the state of
Western Australia.
1
2
Western
Australia
Darwin
Brisbane
Sydney
Melbourne
Adelaide
Perth
Kalgoorlie
Canberra
LEGEND
1
Sunrise Dam
2
Tropicana (70%)
1,000km
Operation
0
Our operations in this region are:
In Australia:
•
Sunrise Dam, wholly-owned by AngloGold Ashanti, is located
220km north-east of Kalgoorlie and 55km south of Laverton.
Underground mining, carried out by a contract mining
company, is now the primary source of ore, following the
cessation of mining in the open pit in 2014.
•
Tropicana, a joint venture in which AngloGold Ashanti has a
70% holding and which it manages with 30% held by IGO Ltd, is located 200km east of Sunrise Dam and 330km east-northeast
of Kalgoorlie. The operation is a large open pit operation with mining carried out by a contractor.
In 2019, the Australia region accounted for
19%
of group production
18%
of group capital expenditure
A more detailed description and discussion of each of
these operations can be found in the individual
<OP>.
Operating performance
Production
The Australia region produced 614,000oz in 2019 compared to
625,000oz 2018. The 2% drop in year-on-year production was
largely the result of lower underground mined volumes and grades at
Sunrise Dam.
Sunrise Dam experienced operational challenges in the middle of the year with limited stope ﬂexibility and paste ﬁll delays, which resulted in lower underground volumes and grades. However,
mining ﬂexibility improved in the fourth quarter of 2019 as
larger stopes came online, resulting in a record production from underground for the fourth quarter.
A substantial exploration programme is underway to increase Mineral
Resource conﬁdence, grow the underground Ore Reserve and
support development of additional mining areas in the long term.
Critical for success at Sunrise Dam is increasing ﬂexibility to ensure consistently high underground tonnages are available to displace lower-grade surface stockpiles. Strategic drill platforms have been established to facilitate systematic exploration of the down plunge extents of the Vogue mineralised system, while also testing areas to the north and south that could generate additional work areas. The objective of the drilling is to provide data to facilitate Ore Reserve conversion and increase conﬁdence and reliability in the two- to ﬁve-
year planning horizon.
At Tropicana, production at 360,000oz for the year, was 7% higher year-on-year. Higher mill throughput, which set new records in
December 2019, offset lower feed grades in the second half of the year and contributed to the increase in gold production. Annual

2019
<IR>
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tonnes mined also broke site records in 2019. The Tropicana open pit was completed during the year and mining continued in the Havana South, Havana and Boston Shaker pits. In 2020, it is planned that open pit mining will be focused on the Havana pit.
Costs
The region’s AISC was $990/oz in 2019 compared to $1,038/oz for
2018. Despite the 2% lower production delivered in the region for the year, a strong focus on operational excellence coupled with a weaker exchange rate contributed to a 4% drop in total cash costs and a 5% drop in AISC compared to 2018. Tropicana’s total cash costs declined due to higher volumes, and improved efﬁciencies partially offset by unfavourable grades, royalties and inﬂation while total cash costs at Sunrise Dam were negatively impacted by lower efﬁciencies, lower grade and inﬂation.
Operational excellence work included a successful trial of
autonomous open-pit blast hole drilling, which indicated signiﬁcant productivity gains could be achieved by converting all six drill rigs to autonomous operation. Autonomous operation can improve drill use by enabling their continued operation within the exclusion zone during blasting, so extending drill bit life and reducing the number of operators needed.
Capital expenditure
Total capital spend for the region was $149m in 2019 compared to $156m in 2018. Capital expenditure at Tropicana increased by $30m predominately due to the start of the Boston Shaker
underground growth project at $21m. An increase in waste
stripping capital expenditure due to the scheduling of open pit cutbacks was partially offset by a reduction in stay-in-business capital. Capital expenditure at Sunrise Dam reduced by $36m
due to lower Ore Reserve development and stay-in-business
capital expenditure. Several key infrastructure projects, such as the expansion of the tailings storage facility and the upgrade to the ventilation system were completed in 2018 resulting in a $25m year-on-year reduction in stay-in-business capital expenditure when compared to 2019.
Growth and improvement
At Sunrise Dam, the underground exploration programme initiated in the second half of 2019 is expected to take two years. The programme is designed to increase Mineral Resource conﬁdence, grow the underground Ore Reserve and support development of
additional mining areas in the long term. By the end of the year six underground diamond drill rigs were in operation testing targets including the southern strike extensions of the Midway Shear
Steeps (MSS) and Elle and areas to the south of the current Vogue
Indicated Mineral Resource. Surface diamond drilling will target southern extensions of Vogue.
Drilling results returned in 2019 identiﬁed extensions of Vogue mineralisation over an approximate 180m strike length;
southern extensions to the Midway Shear Steeps ore domains,
approximately 190m south of the current Indicated Mineral
Attributable production
(000oz)
0
100
200
300
400
500
600
700
800
2019
2018
2017
2016
2015
560
520
559
625
614
Productivity
(oz/TEC)
0
10
20
30
40
50
60
2019
2018
2017
2016
2015
55.84
46.81
47.87
49.55
44.85
AIFR
(per million hours worked)
0
2
4
6
8
10
2019
2018
2017
2016
2015
8.56
9.49
8.53
9.14
7.33
Total cash costs and all-in sustaining costs
(US$/oz)
0
200
400
600
800
1,000
1,200
2019
2018
2017
2016
2015
702
875
793
743
762
730
1,082
1,062
1,038
990
Total cash costs
All-in sustaining costs
(1)
(1)
World Gold Council Standard

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
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Resource; and potential repetition of the Midway Sheer Steeps ore domains, approximately 100m east of the current Indicated
Mineral Resource. Drilling also intersected mineralisation 500m to the south down plunge of the Mineral Resource, suggesting the continuation of the Vogue orebody.
Development of the Boston Shaker underground mine at
Tropicana began in May 2019 and at year-end the project was
on track to deliver high-grade ore in mid-2020 as planned. The decision to go ahead with the project was announced in March
2019 and, after a feasibility study conﬁrmed that underground mining was technically and ﬁnancially viable, demonstrating robust economics with an anticipated internal rate of return of 39% for a capital investment of $79.3 million (100%).
Boston Shaker is expected to contribute higher-grade mill feed, resulting in an improved gold production proﬁle and enhanced cash ﬂow, during 2021-2023 when the mine plan includes periods of higher waste stripping in the Havana open pit.
The feasibility study was based on the mining of 6.58 million tonnes, grading 3.84g/t, assuming the systematic conversion of Mineral
Resource to Ore Reserve over the life of the mine. The average underground mining rate will be approximately 1.1Mtpa (including development) over an eight-year mine life to 2026 to produce a total of 732,000oz. Mining methods will comprise conventional mechanised mining and underhand sub-level open stoping.
The two raises bore holes required for ventilation and emergency egress were tracking ahead of schedule by year end, and
underground development of 1,640m was ahead of plan.
Underground reverse circulation grade control drilling began in
October. Recruitment of the underground workforce is in line with plan and the underground operation remains on track to deliver
ﬁrst gold in the second half of 2020. Operational excellence work is focused on remote bogging, the mechanical operator-controlled digging of ore from surface, and on optimising level spacing and extraction ratios.
Sustainability performance
Employee safety
Safety performance improved for the Australia region in 2019, continuing a positive trend since the commissioning of Tropicana in 2013. At Tropicana, the site ended the year with a record safety performance in terms of the AIFR and the lost-time injury frequency rate (LTIFR), achieving 14 months without a lost-time injury. At
Sunrise Dam, the AIFR and LTIFR both increased marginally from
2018, although the severity of injuries was minor.
Employee and community health
At Tropicana, a programme was initiated to improve health,
safety and productivity outcomes by identifying and supporting people with sleep disorders. Since the start of the programme in mid-2018, there has been a 51% reduction in fatigue alarms among haul truck operators. In 2019, this project was a ﬁnalist in the Work Health and Safety Excellence Awards, organised
by the government of Western Australia’s Department of Mines,
Industry Regulation and Safety. See case study entitled, Tropicana implements programme to address sleep disorders in the
<SR>.
Contributing to resilient self-sustaining
communities
AngloGold Ashanti is actively involved in communities across the
Western Australian goldﬁelds, from Laverton to Kalgoorlie-Boulder and beyond, including remote Aboriginal communities such as
Tjuntjuntjara. Our community projects support education, youth, community development and health programmes and local training.
We also offer employment and business participation opportunities.
During 2019, AngloGold Ashanti Australia awarded a contract
for ore rehandling and crusher feed at Sunrise Dam to Aboriginal contractor Carey Mining Pty Ltd, continuing a business partnership that began more than 20 years ago. Carey Mining employs 57
people on the Sunrise Dam contract.
Responsible environmental stewardship
There were no reportable incidents in 2019 at either Australian operation and both sites met all their regulatory reporting
obligations during 2019.
In the ﬁrst half of the year, all necessary approvals were received to enable development of the Boston Shaker underground mine
at Tropicana to proceed on schedule. During the year, the Great
Victoria Desert (GVD) Biodiversity Trust, established in 2013 by the
Tropicana joint venture as part of the biodiversity offset approach for the Tropicana operation, had a range of projects underway in 2019. Tropicana is on the GVD’s western edge and the trust supports research and on-the-ground conservation in two of the desert’s six ecological sub-regions.
The trust funded the ﬁrst Sandhill Dunnart Research and Adaptive
Management Plan for the GVD, which incorporates traditional
owner land management expertise. This work identiﬁed two new
Sandhill Dunnart sites, recorded 52 more fauna species and
increased total bird and mammal species records for the region to 172. The Sandhill Dunnart, a small carnivorous marsupial, is an endangered species. The trust supports activities to capture and apply traditional ecological knowledge and facilitate indigenous land management participation. Projects include research to
increase ﬁre-management capability and introduce traditional ﬁre management practices, as well as traditional owner ranger training.
Navigating regulatory and political
uncertainty and risk
AngloGold Ashanti drafted a whistle-blowing policy for the region, which is also aligned with group policy, to address speciﬁc
requirements of the Australian Whistle-blowing Act.
REGIONAL REVIEWS
CONTINUED
Australia

2019
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Sunrise Dam

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Production metrics
Attributable tonnes treated/milled (Mt)
2019
2018
2017
Continental Africa
26.6
27.3 28.0
DRC
Kibali (45%)
3.4
3.7 3.4
Ghana
Iduapriem
5.1
5.3 5.1
Obuasi
(1)
–
– –
Guinea
Siguiri (85%)
8.8
8.9 9.9
Mali
Morila (40%)
2.1
2.0 2.2
Sadiola (41%)
2.0
2.1 2.1
Tanzania
Geita
5.2
5.3 5.4
Americas
7.2
6.8 7.5
Argentina
Cerro Vanguardia (92.5%)
2.7
2.7 3.1
Brazil
AGA Mineração
3.2
3.0 3.0
Serra Grande
1.3
1.1 1.4
Australia
10.2
9.5 9.4
Australia
Sunrise Dam
4.1
4.0 4.0
Tropicana (70%)
6.1
5.5 5.4
Continuing operations – total
(2)
44.0
43.6 44.9
Discontinued operations
South Africa
(2)
35.1
34.9 38.9
Vaal River
Kopanang
(3)
0.1 0.6
Moab Khotsong
(3)
0.1 1.1
West Wits
Mponeng
1.3
1.2 1.0
TauTona (including Savuka)
(4)
0.4
Surface Operations
Surface Operations
(5)
33.8
33.5 35.8
AngloGold Ashanti – total
(6)
79.1
78.5 83.8
(1)
Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratiﬁed the regulatory and ﬁscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its ﬁrst gold pour as a modern, mechanised mine.
(2)
The South African operations have been disclosed as a discontinued operation and the comparative results have been restated.
(3)
Sold effective 28 February 2018.
(4)
TauTona mine was placed into orderly closure during the September 2017 quarter.
(5)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(6)
Continuing and discontinued operations.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE
THREE-YEAR STATISTICS BY OPERATION
Operational, ﬁnancial and sustainability statistics

Production metrics
Average grade recovered (g/t)
Attributable gold production (000oz)
2019
2018
2017
2019
2018
2017
Continental Africa
1.80
1.72
1.61
1,538
1,512
1,453
DRC
Kibali (45%)
3.37
3.06 2.44
366
363 268
Ghana
Iduapriem
1.67
1.47 1.40
275
254 228
Obuasi
(1)
–
– –
2
– 3
Guinea
Siguiri (85%)
0.75
0.85 1.01
213
242 324
Mali
Morila (40%)
0.40
0.48 0.40
27
30 28
Sadiola (41%)
0.82
0.87 0.96
51
59 63
Tanzania
Geita
3.61
3.28 3.13
604
564 539
Americas
3.04
3.55
3.49
710
776
840
Argentina
Cerro Vanguardia (92.5%)
4.77
6.49 7.50
225
282 283
Brazil
AGA Mineração
4.32
4.21 4.97
362
364 424
Serra Grande
3.23
3.55 2.95
123
130 133
Australia
1.87
2.01
1.89
614
625
559
Australia
Sunrise Dam
2.42
2.73 2.02
254
289 238
Tropicana (70%)
1.85
1.91 1.87
360
336 321
Continuing operations – total
(2)
2,862
2,913
2,852
Discontinued operations
South Africa
(2)
5.69
6.82
6.93
419
487
903
Vaal River
Kopanang
(3)
5.88 4.68 12 91
Moab Khotsong
(3)
8.23 8.15 39 294
West Wits
Mponeng
7.33
8.19
7.33
243
265
224
TauTona (including Savuka)
(4)
6.56 91
Surface Operations
Surface Operations
(5)
0.17
0.16 0.17
176
171 192
Technology
Technology 11
AngloGold Ashanti – total
(6)
3,281
3,400
3,755
(1)
Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratiﬁed the regulatory and ﬁscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its ﬁrst gold pour as a modern, mechanised mine.
(2)
The South African operations have been disclosed as a discontinued operation and the comparative results have been restated.
(3)
Sold effective 28 February 2018.
(4)
TauTona mine was placed into orderly closure during the September 2017 quarter.
(5)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(6)
Continuing and discontinued operations.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Productivity (oz/TEC)
2019
2018
2017
Continental Africa
19.17
20.70 23.01
DRC
Kibali (45%)
18.19
26.40 56.49
Ghana
Iduapriem
19.04
19.43 18.34
Obuasi
(1)
–
– –
Guinea
Siguiri (85%)
15.30
17.50 21.69
Mali
Morila (40%)
11.29
9.80 15.76
Sadiola (41%)
18.65
16.66 12.62
Tanzania
Geita
22.16
21.84 22.65
Americas
11.39
12.86
13.34
Argentina
Cerro Vanguardia (92.5%)
16.68
20.63 20.97
Brazil
AGA Mineração
9.97
10.60 11.66
Serra Grande
9.80
10.50 10.13
Australia
44.85
49.55
47.87
Australia
Sunrise Dam
37.15
41.83 40.58
Tropicana (70%)
52.54
58.91 55.20
Continuing operations – total
(2)
18.32
19.95
20.71
Discontinued operations
South Africa
(2)
5.10
4.45 3.57
Vaal River
Kopanang
(3)
1.67 1.97
Moab Khotsong
(3)
3.36 4.22
West Wits
Mponeng
4.48
4.03 3.66
TauTona (including Savuka)
(4)
1.92
Surface Operations
Surface Operations
(5)
7.95
7.83 7.60
AngloGold Ashanti – total
(6)
13.76
13.31
9.66
(1)
Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratiﬁed the regulatory and ﬁscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its ﬁrst gold pour as a modern, mechanised mine.
(2)
The South African operations have been disclosed as a discontinued operation and the comparative results have been restated.
(3)
Sold effective 28 February 2018.
(4)
TauTona mine was placed into orderly closure during the September 2017 quarter.
(5)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(6)
Continuing and discontinued operations.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
THREE-YEAR STATISTICS BY OPERATION
CONTINUED
Operational, ﬁnancial and sustainability statistics

Costs
Total cash costs ($/oz produced)
All-in sustaining costs ($/oz sold)
2019
2018
2017
2019
2018
2017
Continental Africa
759
773 720
896
904 953
DRC
Kibali (45%)
572
600 784
704
752 1,090
Ghana
Iduapriem
815
804 823
890
977 1,033
Obuasi
(1)
–
– –
–
– –
Guinea
Siguiri (85%)
1,091
844 725
1,176
930 796
Mali
Morila (40%)
1,205
1,145 974
1,237
1,321 1,218
Sadiola (41%)
966
938 900
956
990 1,019
Tanzania
Geita
695
804 608
894
940 941
Americas
736
624 638
1,032
855 943
Argentina
Cerro Vanguardia (92.5%)
673
476 522
859
652 772
Brazil
AGA Mineração
782
723 671
1,107
973 1,006
Serra Grande
707
660 764
1,105
945 1,103
Australia
730
762 743
990
1,038 1,062
Australia
Sunrise Dam
1,014
920 919
1,246
1,223 1,203
Tropicana (70%)
504
594 564
757
843 885
Continuing operations – total
(2)
746
729 700
978
942 993
Discontinued operations
South Africa
(2)
981
1,032 1,084
1,132
1,182 1,251
Vaal River
Kopanang
(3)
2,002 1,534 2,115 1,593
Moab Khotsong
(3)
1,083 779 1,247 938
West Wits
Mponeng
976
977 1,014
1,186
1,177 1,259
TauTona (including Savuka)
(4)
2,044 2,242
Surface Operations
Surface Operations
(5)
987
1,030 969
1.043
1,094 1,045
AngloGold Ashanti – total
(6)
776
773 792
998
976 1,054
(1)
Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratiﬁed the regulatory and ﬁscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its ﬁrst gold pour as a modern, mechanised mine.
(2)
The South African operations have been disclosed as a discontinued operation and the comparative results have been restated.
(3)
Sold effective 28 February 2018.
(4)
TauTona mine was placed into orderly closure during the September 2017 quarter.
(5)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(6)
Continuing and discontinued operations.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Capital expenditure ($m)
2019
2018
2017
Continental Africa
410
313
409
DRC
Kibali (45%)
51
64 110
Ghana
Iduapriem
16
43 51
Obuasi
(1)
246
48 –
Guinea
Siguiri (85%)
19
82 70
Mali
Morila (40%)
–
2 2
Sadiola (41%)
–
1 7
Tanzania
Geita
75
59 157
Other and non-controlling interests
3
14
12
Americas
195
176 234
Argentina
Cerro Vanguardia (92.5%)
31
33 54
Brazil
AGA Mineração
91
96 136
Serra Grande
34
35 38
Other and non-controlling interests
39
12
6
Australia
149
156 153
Australia
Sunrise Dam
43
79 62
Tropicana (70%)
106
76 91
Other
–
1 –
Other
3
3 7
Continuing operations – total
(2)
757
648
803
Discontinued operations
South Africa
(2)
57
73 150
Vaal River
Kopanang
(3)
– 8
Moab Khotsong
(3)
7 42
West Wits
Mponeng
50
54 72
TauTona (including Savuka)
(4)
13
Surface Operations
Surface Operations
(5)
7
12 12
Technology
Technology
–
– 3
814
721 953
Equity-accounted investments
(51)
(69) (123)
AngloGold Ashanti – total
(6)
763
652
830
(1)
Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratiﬁed the regulatory and ﬁscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its ﬁrst gold pour as a modern, mechanised mine.
(2)
The South African operations have been disclosed as a discontinued operation and the comparative results have been restated.
(3)
Sold effective 28 February 2018.
(4)
TauTona mine was placed into orderly closure during the September 2017 quarter.
(5)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(6)
Continuing and discontinued operations.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE
THREE-YEAR STATISTICS BY OPERATION
CONTINUED
Operational, ﬁnancial and sustainability statistics

Average number of employees (permanent employees and contractors)
2019
2018
2017
Total
Permanent
employees Contractors
Total
Permanent
employees Contractors
Total
Permanent
employees Contractors
Continental Africa
15,786
6,131
9,655
14,833
5,697
9,136
13,593
5,467
8,126
DRC
Kibali (45%)
2,239
799
1,440
2,497 604 1,893 2,428 402 2,026
Ghana
Iduapriem
1,801
626
1,175
1,733 622 1,111 1,598 628 970
Obuasi
(1)
2,924
500
2,424
1,321 290 1,031 1,066 277 789
Guinea
Siguiri (85%)
3,056
1,856
1,200
3,869 1,885 1,984 3,353 1,850 1,503
Mali
Morila (40%)
354
133
221
411 150 261 305 144 161
Sadiola (41%)
346
260
86
435 318 117 592 398 194
Tanzania
Geita
5,066
1,957
3,109
4,567 1,828 2,739 4,251 1,768 2,483
Americas
8,114
5,869
2,245
7,973
5,755
2,218
8,511
5,888
2,623
Argentina
Cerro Vanguardia (92.5%)
1,698
1,130
568
1,775 1,179 596 2,001 1,250 751
Brazil
AGA Mineração
4,885
3,517
1,368
4,736 3,418 1,318 4,932 3,465 1,467
Serra Grande
1,531
1,222
309
1,462 1,158 304 1,578 1,173 405
Australia
1,140
249
891
1,051
238
813
974
226
748
Australia
Sunrise Dam
570
115
455
576 108 468 489 96 393
Tropicana (70%)
570
134
436
475 130 345 485 130 355
Other, including corporate
and non-gold producing
subsidiaries
1,353
943
410
1,589 1,229 360 2,157 1,753 404
Continuing operations – total
(2)
26,393
13,192
13,201
25,446
12,919
12,527
25,235
13,334
11,901
Discontinued operations
South Africa
(2)
7,870
6,682
1,188
18,803
17,049
1,754
26,245
22,738
3,507
Vaal River
Kopanang
(3)
3,525 3,317 208 3,879 3,628 251
Moab Khotsong
(3)
6,092 5,450 642 6,143 5,498 645
West Wits
Mponeng
4,944
4,659
285
5,400 5,037 363 5,962 5,521 441
TauTona (including Savuka)
(4)
107
107
–
228 228 – 3,822 3,399 423
Surface Operations
Surface operations
(5)
2,031
1,543
488
2,290 1,753 537 3,161 2,500 661
Other
788
373
415
1,268 1,264 4 3,278 2,192 1,086
AngloGold Ashanti – total
(6)
34,263
19,874
14,389
44,249
29,968
14,281
51,480
36,072
15,408
(1)
Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratiﬁed the regulatory and ﬁscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its ﬁrst gold pour as a modern, mechanised mine.
(2)
The South African operations have been disclosed as a discontinued operation and the comparative results have been restated.
(3)
Sold effective 28 February 2018.
(4)
TauTona mine was placed into orderly closure during the September 2017 quarter.
(5)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.
(6)
Continuing and discontinued operations.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Safety
All injury frequency rate
(1)
Number of fatalities
2019
2018
2017
2019
2018
2017
Continental Africa
0.62
0.49
0.39
0
0
0
Ghana
Iduapriem
0.50
0.75 0.39
0
0 0
Obuasi
(2)
1.38
0.62 –
0
0 0
Guinea
Siguiri
0.45
0.22 0.13
0
0 0
Mali
Sadiola
0.65
0.29 1.25
0
0 0
Tanzania
Geita
0.08
0.60 0.43
0
0 0
Americas
3.84
3.97
3.29
0
1
0
Argentina
Cerro Vanguardia
0.79
0.76 1.77
0
0 0
Brazil
AGA Mineração
4.75
5.05 3.48
0
1 0
Serra Grande
6.11
5.93 5.49
0
0 0
Colombia
–
0.77 1.26
0
0 0
Australia
7.33
9.14
8.53
0
0
0
Australia
Sunrise Dam
13.00
11.52 12.10
0
0 0
Tropicana (70%)
3.14
7.34 6.11
0
0 0
Greenﬁelds exploration
17.12
3.50 2.24
0
0 0
South Africa
6.60
10.25
12.68
0
2
7
Vaal River
Kopanang
(3)
18.90 20.99 0 2
Moab Khotsong
(3)
13.44 15.55 1 1
West Wits
Mponeng
9.57
17.12 18.88
0
1 4
TauTona
(including Savuka)
(4)
0.00 12.79 0 0
Surface Operations
Surface Operations
(5)
3.35
4.63 4.21
0
0 0
Other
0
0 0
AngloGold Ashanti – total
3.31
4.81
7.49
0
3
7
(1)
Per million hours worked.
(2)
Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratiﬁed the regulatory and ﬁscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its ﬁrst gold pour as a modern, mechanised mine.
(3)
Sold effective 28 February 2018. Safety numbers have been included to the date of disposal.
(4)
TauTona mine was placed into orderly closure during the September 2017 quarter.
(5)
For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE
THREE-YEAR STATISTICS BY OPERATION
CONTINUED
Operational, ﬁnancial and sustainability statistics

Environmental performance
(1)
Energy usage (PJ)
Water usage (ML)
2019
2018
2017
2019
2018
2017
Continental Africa
9.93
9.36
9.16
15,801
15,575
16,651
Ghana
Iduapriem
1.41
1.58 1.46
80
1,636 2,137
Obuasi
(2)
0.58
0.26 0.26
–
– –
Guinea
Siguiri
3.02
2.29 2.40
7,083
6,027 6,349
Mali
Sadiola
1.23
1.31 1.55
5,409
4,201 3,476
Tanzania
Geita
3.69
3.92 3.49
3,229
3,711 4,689
Americas
4.31
4.13
4.23
8,780
7,813
8,283
Argentina
Cerro Vanguardia
1.86
1.87 1.90
1,512
1,596 1,487
Brazil
AGA Mineração
1.83
1.72 1.77
6,825
4,717 5,292
Serra Grande
0.62
0.54 0.56
443
1,500 1,504
Australia
7.68
6.72
6.32
8,698
7,734
6,783
Australia
Sunrise Dam
2.67
2.49 2.18
1,898
1,808 1,115
Tropicana
(4)
5.01
4.23 4.14
6,801
5,926 5,668
South Africa
4.40
5.17
10.05
14,617
14,770
20,503
Vaal River
(3)
0.60
1.20 4.61
3,581
4,507 10,813
West Wits
(3)
2.98
3.10 4.61
3,257
3,256 3,688
Mine Waste Solutions
0.82
0.87 0.83
7,779
7,007 6,002
AngloGold Ashanti – total
26.32
25.38
29.76
47,896
45,892
52,219
(1)
Refer to the
<SR>
for deﬁnitions of these environmental indicators.
(2)
Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratiﬁed the regulatory and ﬁscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its ﬁrst gold pour as a modern, mechanised mine.
(3)
Includes consumption by Surface Operations’ facilities located in these areas.
(4)
Excludes pre-production water use at Tropicana.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Environmental performance
(1)
GHG emissions (000t CO
2
e)
No. of reportable environmental incidents
2019
2018
2017
2019
2018
2017
Continental Africa
725
676
666
1
1
2
Ghana
Iduapriem
121
134 124
0
0 0
Obuasi
(2)
64
31 36
0
0 2
Guinea
Siguiri
205
156 163
1
1 0
Mali
Sadiola
84
89 106
0
0 0
Tanzania
Geita
251
266 238
0
0 0
South Africa
1,218
1,332
2,733
2
1
1
Vaal River
(3)
173
317 1,242
0
0 0
West Wits
(3)
835
805 1,290
1
0 0
Mine Waste Solutions
210
210 201
1
1 1
Americas
177
168
182
0
0
0
Argentina
Cerro Vanguardia
101
102 106
0
0 0
Brazil
AGA Mineração
52
45 52
0
0 0
Serra Grande
24
21 24
0
0 0
Australia
449
395
372
0
0
0
Australia
Sunrise Dam
146
140 122
0
0 0
Tropicana
303
255 250
0
0 0
AngloGold Ashanti – total
2,570
2,571
3,953
3
2
3
(1)
Refer to the
<SR>
for deﬁnitions of these environmental indicators.
(2)
Obuasi was in care and maintenance in 2017, pending the commencement of the redevelopment project. In June 2018, the Parliament of Ghana ratiﬁed the regulatory and ﬁscal agreements that cover the redevelopment of the mine, and in December 2019, Obuasi achieved its ﬁrst gold pour as a modern, mechanised mine.
(3)
Includes consumption by Surface Operations’ facilities located in these areas.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE
THREE-YEAR STATISTICS BY OPERATION
CONTINUED
Operational, ﬁnancial and sustainability statistics

Social performance
(1)
US dollar (000)
2019
2018
2017
Continental Africa
17,946
8,121
9,025
Ghana
Iduapriem
484
198 415
Obuasi
336
122 120
Guinea
Siguiri (85%)
10,146
2,474 890
Mali
Morila (40%)
120
142 47
Sadiola (41%) and Yatela (40%)
403
442 455
Tanzania
Geita
5,851
4,119 6,331
DRC
Kibali (45%)
607
624 768
South Africa
(2)
3,999
5,186
5,971
Americas
6,176
9,407
9,834
Argentina
Cerro Vanguardia (92.5%)
3,864
7,745 8,885
Brazil
AGA Mineração
1,512
1,209 377
Serra Grande
431
322 114
Colombia
278
128 451
Denver ofﬁce
91
3 7
Australia
701
742
684
Australia
Sunrise Dam and Tropicana
701
742 684
Sub-total
28,821
23,456 25,515
Equity-accounted investments
(1,129)
(1,207) (1,460)
AngloGold Ashanti – total
27,692
22,249
24,055
(1)
Refer to the
<SR>
for the deﬁnition of this social indicator.
(2)
Community investment in the South Africa region is aggregated and is overseen via the corporate entity and includes corporate community investment.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

MINERAL RESOURCE
AND ORE RESERVE
– a summary
RELEVANT STRATEGIC OBJECTIVES
Ensuring a viable Mineral Resource and
Ore Reserve pipeline will enable delivery of
sustained value-adding growth in the long term
MAINTAIN LONG-TERM
OPTIONALITY
IMPROVE PORTFOLIO
QUALITY
RELATED RISK
Risk 2: Inability to convert Mineral Resource
into Ore Reserve
CAPITAL AFFECTED
NATURAL CAPITAL
ACHIEVEMENTS 2019
• Our Ore Reserve increased by 3.5Moz (before
depletion), indicating the progress made in
extending the lives of our mining operations
• After depletion and excluding South Africa,
the Ore Reserve increased by 1.1Moz
FUTURE APPROACH
To improve operating and mining ﬂexibility by
investing in Ore Reserve development and
Ore Reserve conversion drilling at sites with
high geological potential over the next two to
three years.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

MINERAL RESOURCE AND ORE RESERVE
A summary
O
ur Mineral Resource and Ore Reserve portfolio, our
primary natual capital input, is essential to the
successful growth of our business. By discovering,
developing and exploiting viable orebodies sustainably
and cost efficiently, AngloGold Ashanti positions itself
to create long-term value. Improving the quality of this
natural capital, enhances our ability to create value.
Responsible management of our Ore Reserve and Mineral
Resource, together with our exploration programme and planning, is vital in optimising and maximising the operating lives of our portfolio. In so doing, AngloGold Ashanti ensures that it is able to deliver on its strategic objectives, namely, to maintain long-
term optionality and improve the quality of our portfolio. See also
<Exploration – planning for the future>
in this report.
Currently, Ore Reserve management is focused on ensuring our pipeline is maintained and grows, and that depletion is replaced.
We do this by managing production and organic growth, and by ensuring optionality and ﬂexibility in our asset portfolio in order to extend and maximise the operating lives of our assets. AngloGold
Ashanti continuously strives to actively create value by growing its major asset – our Mineral Resource and Ore Reserve. This drive is supported by active, well-deﬁned exploration programmes, innovation in both geological modelling and mine planning, and continual optimisation of the asset portfolio.
Price assumptions
The SAMREC code requires application of reasonable economic
assumptions. These include long-range commodity price and
exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Ore
Reserve price relative to its peers. This is done to ﬁt into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.
At several of our underground operations, primarily in Brazil and
Australia, a change in methodology in 2019 resulted in signiﬁcant reductions in Mineral Resource. These changes where introduced to better meet the requirement for eventual economic extraction.
The process saw the introduction of a stope optimiser to
constrain the Mineral Resource in an economically and technically deﬁned shape and to clean out existing pillars not considered mineable from a geotechnical perspective. This process
represents a once-off adjustment.
Reporting compliance
Our Mineral Resource and Ore Reserve are reported in
accordance with the minimum standards described by the
South African Code for the Reporting of Exploration Results,
Mineral Resources and Mineral Reserves (The SAMREC
Code, 2016 edition).
We achieve this through ensuring the principles of integrity, transparency and materiality are central to the compilation
of the
<R&R>
and through using the reporting criteria and
deﬁnitions as detailed in the SAMREC code.
The Mineral Resource is inclusive of the Ore Reserve
component, unless otherwise stated. In complying with
the 2016 SAMREC Code, changes to AngloGold Ashanti’s
Mineral Resource and Ore Reserve have been reviewed and
it was concluded that none of the changes are material to
the overall valuation of the company.
AngloGold Ashanti has therefore once again resolved not
to provide the detailed reporting as deﬁned in Table 1 of the code. We will however continue to provide the high level of
detail it has in previous years in order to comply with the
transparency requirements of the code.
Gold price
The following local prices of gold were used as the basis for estimation in the December 2019 declaration:
Local prices of gold
Gold price
South Africa
Australia
Brazil
Argentina
Colombia
US$/oz
ZAR/kg
AUD/oz
BRL/oz
ARS/oz
COP/oz
2019 Ore Reserve
1,100
541,501
1,512
4,230
57,080
3,230,030
2018 Ore Reserve
1,100
501,150 1,509 3,565 45,443 –
2019 Mineral Resource
1,400
693,274
1,981
5,166
78,102
3,838,220
2018 Mineral Resource
1,400
563,331 1,778 4,501 51,564 –
Copper price
The following copper price was used as the basis for estimation in the December 2019 declaration:
Copper price
US$/lb
COP/lb
2019 Ore Reserve
2.65
7,947
2018 Ore Reserve 2.65 –
2019 Mineral Resource
3.30
9,646
2018 Mineral Resource 3.30 –

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

MINERAL RESOURCE AND ORE RESERVE
CONTINUED
A summary
Obuasi
Copper
The AngloGold Ashanti Mineral Resource increased from 3.61Mt (7,954Mlb) in December 2018 to 4.39Mt (9,677Mlb) in December 2019.
This gross annual increase of 0.78Mt includes an increase of 0.58Mt (1,293Mlb) due to a change in methodology and 0.20Mt (430Mlb) due to change in ownership from 94.876% to 100% as B2Gold’s shareholding was converted to a share of proﬁts. The Mineral Resource was estimated at a copper price of US$3.30/lb (2018: US$3.30/lb).
MINERAL RESOURCE – COPPER
Mt
Moz
Mineral Resource as at 31 December 2018
3.61
7,954
Additions
Due to:
Quebradona Remodelling and change in ownership 0.78 1,723
Mineral Resource as at 31 December 2019
4.39
9,677
Mineral Resource
Gold
Our Mineral Resource reduced from 184.5Moz in December 2018 to
175.6Moz in December 2019. This gross annual decrease of 8.9Moz includes depletion of 4.1Moz. The balance of 4.8Moz resulted from reductions of 4.0Moz due to the application of a revised methodology at some operations, to constrain the underground
Mineral Resource and thereby ensure the Mineral Resource meets the requirement for reasonable and realistic prospects of eventual economic extraction. Further reductions of 2.4Moz were due
primarily to pillar clean up, 0.6Moz was due to revised geotechnical design requirements and other factors resulted in reductions of 1.3Moz. These reductions were offset by increases due to
exploration of 2.9Moz, changes in economic assumptions of 0.3Moz and changes in ownership of 0.3Moz. The Mineral Resource was estimated at a gold price of $1,400/oz (2018: $1,400/oz).
MINERAL RESOURCE – GOLD
Moz
Mineral Resource as at 31 December 2018
184.5
Depletions
(4.1)
Sub total
180.4
Additions
Due to:
Quebradona Remodelling and change in ownership 1.4
Geita Exploration of underground and surface targets 1.0
Iduapriem Mineral Resource conversion drilling and reduced mining costs after contract renegotiation 0.9
Other Additions less than 0.5Moz 0.8
Sub total
184.5
Reductions
Due to:
Obuasi
Constraining of the Mineral Resource following changes in methodology and removal of Mineral
Resource at depth resulting from downgrading
(3.0)
AGA Mineração Application of a mining constraint on the underground Mineral Resource (2.8)
Sunrise Dam Application of a mining constraint on the underground Mineral Resource (1.5)
Siguiri Increased costs (1.1)
Other Reductions less than 0.5Moz (0.5)
Mineral Resource as at 31 December 2019
175.6

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Iduapriem
Ore Reserve
Gold
Our Ore Reserve reduced from 44.1Moz in
December 2018 to 43.9Moz in December
2019. This gross annual decrease of
0.2Moz includes depletion of 3.7Moz.
The increase before depletion of 3.5Moz,
resulted from additions of 3.6Moz due
to exploration and modelling changes,
changes in economic assumptions of
0.4Moz and a change in ownership
of 0.1Moz. Other factors resulted in a
0.6Moz reduction. The Ore Reserve was
estimated using a gold price of
US$1,100/oz (2018: US$1,100/oz).
ORE RESERVE – GOLD
Moz
Ore Reserve as at 31 December 2018
44.1
Depletions
(3.7)
Sub total
40.4
Additions
Due to:
Obuasi Model updates which resulted in new designs for Sansu, Block 8 and Block 11 1.3
Kibali
Exploration which upgraded Inferred Mineral Resource was partially offset by higher open pit costs resulting from the changes in the DRC's mining code. Fresh rock processing costs also increased
0.8
Geita
Exploration additions at Nyankanga and Star and Comet, as well as the steepening of the planned eastern pit wall at Nyankanga Cut
0.8
AGA Mineração
Additions to the Cuiabá model, mainly at Serrotinho, which were countered by increased costs used in the feasibility study for the mining of secondary orebodies as well as a review of mining methods. At
Lamego, additions resulted from exploration at Carruagem
0.5
Iduapriem Inclusion of Block 5 in the Ore Reserve given reduced mining costs 0.5
Quebradona Remodelling and change in ownership 0.3
Other Additions of less than 0.3Moz 0.3
Sub total
44.9
Reductions
Due to:
Other Reductions less than 0.3Moz (1.0)
Ore Reserve as at 31 December 2019
43.9
Copper
Our copper Ore Reserve increased from 1.26Mt (2,769Mlb) in December 2018 to 1.39Mt (3,068Mlb) in December 2019. This gross annual increase of 0.14Mt includes an increase of 0.07Mt (150Mlb) due to methodology and 0.07Mt (150Mlb) due to change in ownership from
94.876% to 100% as B2Gold’s shareholding was converted to a share of proﬁts. The Ore Reserve was estimated at a copper price of
US$2.65/lb (2018: US$2.65/lb).
ORE RESERVE – COPPER
Mt
Moz
Ore Reserve as at 31 December 2018
1.26
2,769
Additions
Due to:
Quebradona Remodelling and change in ownership. 0.14 300
Ore Reserve as at 31 December 2019
1.39
3,068

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

MINERAL RESOURCE AND ORE RESERVE
CONTINUED
A summary
By-products
Several by-products will be recovered as a result of processing of the gold and copper Ore Reserve. These include estimates over life of mine of 0.39Mt of sulphur from Brazil, 18.76Moz of silver from
Argentina and 25.95Moz of silver from Colombia.
Governance
Our established Mineral Resource and Ore Reserve Steering
Committee (RRSC) is responsible for setting and overseeing our
Mineral Resource and Ore Reserve governance framework and for ensuring that it meets AngloGold Ashanti’s goals and objectives while complying with all relevant regulatory codes. The committee’s membership and terms of references are mandated under a policy document signed by the Chief Executive Ofﬁcer.
For more than a decade, the Company has developed and
implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and
Mineral Resource estimates. The following operations were subject to an external review in line with the policy that each operation/
project will be reviewed by an independent third party on average once every three years:
•
Mineral Resource and Ore Reserve at Siguiri
•
Mineral Resource and Ore Reserve at Geita
•
Mineral Resource and Ore Reserve at AGA Mineração Cuiabá
and Lamego
•
Mineral Resource and Ore Reserve at AGA Mineração Córrego
do Sítio
External reviews were conducted by Golder Associates Pty
Ltd and certiﬁcates of sign-off were received stating that the
Mineral Resource and/or Ore Reserve estimates are reported in accordance with the SAMREC Code.
In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualiﬁed Competent
Persons from within AngloGold Ashanti. No signiﬁcant deﬁciencies were identiﬁed. Our Mineral Resource and Ore Reserve are
underpinned by appropriate Mineral Resource management
processes and protocols. These procedures have been developed to be compliant with the guiding principles of the Sarbanes-Oxley
Act of 2002 (SOX). AngloGold Ashanti makes use of a web-based group reporting database called the Resource and Reserve Reporting
System (RCubed) for the compilation and authorisation of Mineral
Resource and Ore Reserve reporting. It is a fully integrated system for reporting and reconciliation of Mineral Resource and Ore Reserve that supports various regulatory reporting requirements, including the
SEC and the JSE under the SAMREC Code. AngloGold Ashanti uses
RCubed to ensure a documented chain of responsibility exists from the competent persons at the operations to the Company’s RRSC.
AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral
Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.
Competent persons
The information in this report relating to Exploration Results, the Mineral Resource and the Ore Reserve is based on information compiled by, or under, the supervision of the Competent Persons as deﬁned in the SAMREC Code. All Competent Persons are
employed by AngloGold Ashanti, except for Kibali’s and Morila's Competent Person, and have sufﬁcient experience relevant to the style of mineralisation, type of deposit under consideration and to the activity which they are undertaking. The legal tenure of each operation and project has been veriﬁed to the satisfaction of the accountable Competent Person and it has been conﬁrmed that all of our Ore Reserve is covered by the required mining permits or there exists a realistic expectation that these permits will be issued. This is detailed in the
<R&R>.
The Competent Persons consent to the inclusion of Exploration Results, Mineral
Resource and Ore Reserve information in the
<R&R>,
in the form and context in which it appears.
Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining
Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for AngloGold Ashanti’s Mineral Resource and
Ore Reserve processes and is satisﬁed that the Competent Persons have fulﬁlled their responsibilities. VA Chamberlain, who has 32 years’ experience in exploration and mining, is employed full-time by AngloGold Ashanti and can be contacted at the following address: 76 Rahima Moosa Street, Newtown, Johannesburg 2001, South Africa.
A detailed breakdown of the Mineral Resource and Ore Reserve and backup detail is provided on the AngloGold Ashanti website,
www.anglogoldashanti.com
, and on our reports website,
www.aga-reports.com
.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

OUR MINERAL RESOURCE AND ORE RESERVE
         ARE UNDERPINNED BY APPROPRIATE
MINERAL RESOURCE MANAGEMENT
      PROCESSES AND PROTOCOLS
Geita

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Copper
Tonnes
Grade
Contained copper
As at 31 December 2019
Category
million
% Cu
Tonnes million
Pounds million
Americas
Measured 57.90 1.10 0.64 1,406
Indicated 203.77 0.89 1.81 3,981
Inferred 340.43 0.57 1.95 4,290
Total
602.10
0.73
4.39
9,677
AngloGold Ashanti
Measured 57.90 1.10 0.64 1,406
Indicated 203.77 0.89 1.81 3,981
Inferred 340.43 0.57 1.95 4,290
Total
602.10
0.73
4.39
9,677
Ore Reserve by region
Gold
Tonnes
Grade
Contained gold
As at 31 December 2019
Category
million
g/t
Tonnes
Moz
Continental Africa
Proved 30.89 1.71 52.76 1.70
Probable 176.72 2.86 505.05 16.24
Total
207.62
2.69
557.80
17.93
South Africa
Proved 65.00 0.36 23.49 0.76
Probable 493.05 0.93 457.83 14.72
Total
558.05
0.86
481.32
15.47
Americas Proved 8.27 2.36 19.49 0.63
Probable 194.87 1.05 205.22 6.60
Total
203.15
1.11
224.72
7.22
Australia
Proved 27.62 1.17 32.28 1.04
Probable 29.64 2.29 67.95 2.18
Total
57.26
1.75
100.23
3.22
AngloGold Ashanti
Proved 131.79 0.97 128.02 4.12
Probable 894.28 1.38 1,236.05 39.74
Total
1,026.07
1.33
1,364.07
43.86
MINERAL RESOURCE AND ORE RESERVE
CONTINUED
A summary
Mineral Resource by region inclusive of Ore Reserve
Gold
Tonnes
Grade
Contained gold
As at 31 December 2019
Category
million
g/t
Tonnes
Moz
Continental Africa
Measured 48.01 3.09 148.48 4.77
Indicated 425.15 2.62 1,113.36 35.80
Inferred 169.14 3.65 618.15 19.87
Total
642.30
2.93
1,879.99
60.44
South Africa
Measured 104.63 1.64 171.13 5.50
Indicated 596.87 1.91 1,142.09 36.72
Inferred 24.70 11.25 277.85 8.93
Total
726.21
2.19
1,591.07
51.15
Americas
Measured 83.91 1.58 132.97 4.28
Indicated 1,170.40 0.92 1,073.30 34.51
Inferred 677.38 0.75 504.74 16.23
Total
1,931.69
0.89
1,711.01
55.01
Australia
Measured 57.88 1.17 67.82 2.18
Indicated 70.81 1.91 135.36 4.35
Inferred 28.30 2.69 76.23 2.45
Total
156.99
1.78
279.40
8.98
AngloGold Ashanti
Measured 294.43 1.77 520.39 16.73
Indicated 2,263.23 1.53 3,464.11 111.37
Inferred 899.53 1.64 1,476.96 47.49
Total
3,457.19
1.58
5,461.46
175.59

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Copper
Tonnes
Grade
Contained copper
As at 31 December 2019
Category
million
% Cu
Tonnes million
Pounds million
Americas
Measured 57.90 1.10 0.64 1,406
Indicated 92.53 0.45 0.41 913
Inferred 340.43 0.57 1.95 4,290
Total
490.86
0.61
3.00
6,609
AngloGold Ashanti
Measured 57.90 1.10 0.64 1,406
Indicated 92.53 0.45 0.41 913
Inferred 340.43 0.57 1.95 4,290
Total
490.86
0.61
3.00
6,609
Copper
Tonnes
Grade
Contained copper
As at 31 December 2019
Category
million
% Cu
Tonnes million
Pounds million
Americas
Proved – – – –
Probable 111.24 1.25 1.39 3,068
Total
111.24
1.25
1.39
3,068
AngloGold Ashanti
Proved – – – –
Probable 111.24 1.25 1.39 3,068
Total
111.24
1.25
1.39
3,068
Mineral Resource by region exclusive of Ore Reserve
Gold
Tonnes
Grade
Contained gold
As at 31 December 2019
Category
million
g/t
Tonnes
Moz
Continental Africa
Measured 9.83 3.21 31.57 1.01
Indicated 254.04 2.60 659.80 21.21
Inferred 162.29 3.62 587.45 18.89
Total
426.16
3.00
1,278.81
41.11
South Africa
Measured 7.37 18.83 138.81 4.46
Indicated 61.63 9.64 593.96 19.10
Inferred 17.88 15.36 274.73 8.83
Total
86.88
11.60
1,007.49
32.39
Americas
Measured 74.29 1.38 102.49 3.30
Indicated 971.71 0.86 831.96 26.75
Inferred 675.56 0.74 500.64 16.10
Total
1,721.56
0.83
1,435.09
46.14
Australia
Measured 30.26 1.17 35.54 1.14
Indicated 41.17 1.64 67.41 2.17
Inferred 28.30 2.69 76.23 2.45
Total
99.73
1.80
179.17
5.76
AngloGold Ashanti
Measured 121.75 2.53 308.40 9.92
Indicated 1,328.55 1.62 2,153.12 69.22
Inferred 884.03 1.63 1,439.05 46.27
Total
2,334.33
1.67
3,900.56
125.41
OUR MINERAL RESOURCE AND ORE RESERVE
ARE REPORTED IN ACCORDANCE
with the minimum standards described by the SAMREC Code

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

EXPLORATION AND PROJECTS
Planning for the future
E
xploration and projects within AngloGold Ashanti
focus on creating significant value for the company
by providing long-term optionality and improving
the portfolio quality, two of our strategic focus areas.
Our exploration programme covers greenfields and
brownfields projects.
These strategic objectives are met by:
•
Greenﬁelds exploration which aims to discover large, high-value
Mineral Resource, which will eventually lead to the development of new gold mines
•
Brownﬁelds exploration focuses on delivering value through
accretive additions to the Ore Reserve at existing mines as
well as new discoveries in deﬁned areas around operations.
Brownﬁelds exploration actively drives the creation of value by growing our Mineral Resource and Ore Reserve, our major
assets. The brownﬁelds exploration programme is based on
innovation in geological modelling and mine planning, and
continual optimisation of our asset portfolio
This report serves to highlight the achievements in 2019. In 2020, the focus will fall on increasing the Ore Reserve by increased Ore
Reserve development and exploration drilling, primarily in Brazil and Australia.
Greenﬁelds exploration
Exploration was conducted within 5,500km   of highly prospective
2
ground in two countries – Australia and the United States – along with licence applications and other ground positions in Argentina,
Brazil and Tanzania. In total, more than 71km of diamond, reverse circulation (RC) and aircore (AC) drilling was completed in 2019.
In Australia, in the Laverton district, AngloGold Ashanti completed the 70% earn-in at the Butcher Well and Lake Carey JV. The
Butcher Well scoping study was updated by integrating the drilling results from the second half of 2018. Elsewhere in Laverton, a total of 49,200m of aircore drilling and 4,486m of diamond drilling was completed on several joint venture and non-joint venture projects.
Diamond drilling programmes were also completed at the Mt Clark prospect in North Queensland (nine holes for 2,748m) and the
Glandore prospect, located 60km east of Kalgoorlie in Western
Australia (six holes for 1,846m), with no positive results derived.
In the United States, at the Silicon project in Nevada, 8,008m of
RC and 3,300m of diamond drilling were completed in 2019. The programme followed up on and further developed understanding of the alteration system intersected in earlier drilling as well as testing other favourable litho-structural targets within the Silicon-
Thompson structural corridor. An induced polarization (IP) survey was also completed along with ground magnetic and gravity
surveys. The second-year anniversary payment was made to
Renaissance Gold during the period to maintain the option earn-in agreement into the third and ﬁnal year in 2020.
Also in the United States, in Minnesota, roto-sonic drilling was completed over several target areas with 54 holes completed for a total of 1,619m. Since the results from the programme were not encouraging, work has stopped. AngloGold Ashanti returned all the mineral leases to the state of Minnesota.
In Argentina and Tanzania, exploration properties are on care and maintenance. Target generation activities were completed in Brazil and West Africa.
Brownﬁelds exploration
Brownﬁelds exploration was carried out in 9 countries, in and around AngloGold Ashanti operations. A total of 877,630m of
Diamond and RC drilling was completed during the year.
South Africa
Exploration continued with one-hole drilled at Mponeng’s Western
Ultra Deep Levels targeting the Ventersdorp Contact Reef. Drilling was stopped due to capital constraints and the ﬁnal site clearance/
closure certiﬁcate signed off in June.
Americas
Argentina: At Cerro Vanguardia, due to budget constraints,
exploration was focused on mapping, surface sampling and ground geophysical surveys.
Brazil: At AGA Mineração, in the Iron Quadrangle, a total of
263,345m was drilled. At Cuiabá, the underground drilling
programme focused on Fonte Grande and Serrotinho (upright limb),
Balancão and Galinheiro (overturned limb). A long-inclined borehole drilling project was successfully completed. Positive results with signiﬁcant intercepts were reported for secondary targets including the quartz vein project (VQZ) and Viana.
Regionally, drilling at the Descoberto target is ongoing and has produced encouraging observations. Land access was granted
in October 2019 to allow the Matarelli target drill programme to begin. A trial unmanned aerial vehicle (UAV) magnetic survey was successfully completed at Matarelli and a more comprehensive survey covering the Matarelli and Tinguá targets is planned. A detailed geological map and associated cross sections were
produced over the Tinguá target area ahead of a geochemical soil programme planned for early 2020.
At Lamego, drilling focused on conﬁrming the continuity of
Carruagem in a south-westerly direction (both limbs) from levels 1 to
5. Drilling also took place at Cabeça de Pedra (hinge zone), which reported high grades and indicated that the orebody remains open.
Drilling at CdS tested the Rosalino open pit. At CdS I, underground drilling in Laranjeiras and Carvoaria conﬁrmed the Mineral Resource and indicate good prospectivity for high grades in Carvoaria. In the
‘Gold Quadrangle’ area of Candeias-Cristina, Mutuca, Cachorro
Bravo and Pneu, drilling supported Mineral Resource additions in the area.
At CdS II, drilling in the shallow north-east portion of São Bento conﬁrmed the continuity of the mineralised structure in that direction. The Remaining Ounces project identiﬁed potential areas for high-grade ore within old mining areas. At CdS III, a sterilisation drilling campaign is underway and one positive intercept suggests the extension of the Anomalia and Jambeiro target trends.
A total of 128,888m was drilled at Serra Grande. Exploration drilling at Pitanga, Palmeiras South, Mangaba, Corpo IV, V and Limoeiro
resulted in the addition of Mineral Resource. The mine acquired the Palmeiras South area in late 2018 which contains the southern

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

extension of all mineralised trends; subsequent drilling during 2019 returned positive results along Structure 3.5.
The Pitanga orebody was discovered along Structure III close to
Mina Nova mine. Reinterpretation of existing orebodies at Corpo
IV, Corpo V and Limoeiro, supported exploration drilling and lead to new ounce generation. Target generation focused on assessing shallow opportunities and using interpreted S2 stacking behaviour to identify new potential areas to test in 2020.
Colombia: Limited exploration activities were completed at
Gramalote. RC drilling started at Trinidad in October and diamond drilling at Gramalote in November with no results reported to date.
The La Colosa project continued on care and maintenance
following the cessation of all ﬁeld activities in April 2017.
At Quebradona, a total of 10,494m was drilled, focusing on
geotechnical programmes for site infrastructure, the tunnel trace, the mine subsidence area and the crusher chamber. Geological and structural models were updated for infrastructure sites, the tunnel and mine area.
Continental Africa
Tanzania: At Geita, a total of 96,407m of drilling was completed in 2019.
The overall results for Star & Comet Cut 2 Mineral Resource
drilling were positive. While exploratory drilling results identiﬁed no economic intersections, interpretation and review are ongoing. The
Star & Comet Cut 3 Mineral Resource drilling results conﬁrmed the down-dip continuity. Extension drilling at Star & Comet Cut
2 and Cut 3 conﬁrmed the presence of open-ended high-grade
mineralisation along the hanging wall and footwall sides of the intrusive, suggesting that the Cut 2 and Cut 3 orebodies might join and become one.
Mineral Resource development drilling programmes for Nyankanga underground were carried out at Blocks 3, 4 and 5 as well as in the gap area between Block 2 and 3. All results were positive.
Three of eight holes in the surface drilling programme at the Star
& Comet North Extension returned lower grades than previous
data. Results from surface drilling completed at Selous conﬁrmed the orebody extensions inside and outside the pit margins. While exploratory surface drilling at Mabe delineated localised orezones of medium to high grade.
At Geita Hill, underground Blocks 1 and 2 drilling results deﬁned low-grade mineralised zones. Drilling initiated at the Roberts deposit conﬁrmed the presence and potential of economic ore
zones within and outside the optimised pit.
Guinea: At Siguiri, a total of 74,939m was drilled during the year.
Kami drilling has shown that the mineralisation extends into the fresh rock and into oxide in Kami East saddle. Bidini drilling shown that the mineralisation extends to the east of the pit in oxide.
Silakoro West drilling was completed and conﬁrmed the
mineralisation. While at Silakoro North drilling intersected mineralisation associated with disseminated sulphides.
Foulata East drilling results show unmineralised albitite, while the main Foulata drillholes indicate the potential extension of mineralisation at depth and along the trend. Advanced grade
control (AGC) drilling at Foulata conﬁrmed the model.
At Saraya, drilling conﬁrmed the extension of shallow mineralisation to the north and deeper along the plunge. The Saraya AGC
drilling conﬁrmed the model despite deﬁning thicker internal waste intervals. At Seguelen, PB2 drilling conﬁrmed the extension of the mineralisation in the fresh rock.
The Sanu Tinti inﬁll drilling crossed potentially mineralised breccio-
conglomerates layers. At Niono, reconnaissance drilling showed weak potential for oxide mineralisation. The Doko, Block 4,
reconnaissance drill programme is now 48% complete with some economic intersection.
At Balato North, Saraya West EL and Setiguiya West
reconnaissance drilling showed negative results. Field visits and reviews conﬁrmed the potential of the Carbonate Hills (East and
Central) targets.
Ghana: At Iduapriem, a total of 21,279m was drilled in 2019.
Exploration focused on Mineral Resource conversion drilling at
Block 1, Ajopa, Efuanta and Block 4S. Regional mapping of the
Geita

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

EXPLORATION AND PROJECTS
CONTINUED
Planning for the future
hydrothermal targets commenced during the year as well as auger drilling at Mile 8 and Mile 5W targets.
At Obuasi, drilling started on 27 May 2019 with capital drilling on
41 level, grade control drilling on 17 and 22 levels, and expensed exploratory drilling in the GCS top area.
The 41-level drill programme completed 7,921m of combined RC and diamond drilling. Two multi-purpose RC/diamond rigs are
being used to accelerate data acquisition and reduce costs. The grade control programme drilled 3,480m and showed continuity of the Obuasi ﬁssure in terms of grade and structure. The 5,475m of exploratory drilling indicated potential in the footwall splays.
DRC: A total of 25,210m was drilled at Kibali.
The drilling results at Gorumbwa-Sessenge gap support the
continuity of the mineralisation from Gorumbwa into the gap.
At Ikamva, drilling observations support the model while at Ikamva-
East, the drilling programme was completed, and the results
returned support the consistency of the two lenses. Two holes were drilled into the Kalimva-Ikamva Hinge zone with results supporting the model of a potential link between the two structures.
Results also suggest the presence of other shoots pertaining to the
Kalimva system.
The orientation drilling programme along the Zakitoko-Birindi trend was completed and indicate an extension down dip and along
strike. A data review of the Aindi area was conducted leading to identiﬁcation of four zones of interest.
In the Oere-Kalimva Gap, the drilling programme is complete and indicates no mineralisation within the gap. While in the Mofu-Oere gap, a trenching programme showed weak results from surface
that increase down dip and plunge.
Eight trenches were excavated in the Mandungu-Memekazi-Renzi trend with overall results supporting the model and the trenching programme at Memekazi Northeast, returning results that support the potential of the area.
At Sayi, the results support the model and continuity of the interpreted mineralisation. While drilling in the Sayi-Mengu gap returned narrow intercepts. Results from the Renzi trenching programme support the model, though they are relatively low
grade, while the Oere drilling results support the presence of high-
grade domains within the mineralisation envelope.
A soil sampling programme in the KZ South area returned results supporting potential for a mineralised system. At Pakaka, drilling results from the hole furthest southeast support a consistently thin high-grade mineralisation along the sheared contact
observed in the pit.
Mali: No drilling was completed in 2019.
Australia
Australia: At Sunrise Dam, six underground rigs were in use during the period, with most drilling taking place at Vogue, Midway Shear
(MWS) Steeps and Elle, as well as at Stella (Target 18) and Steeps below Sunrise Shear Zone (Target 01). Commissioning of a seventh underground rig took place during November and an eighth rig was commissioned in December 2019.
One surface rig was in operation, targeting the southern extensions of the deposit from surface, 520m and 360m south of the current
Ore Reserve from the Cleo waste dump.
At Tropicana, mine drilling consisted of inﬁll drilling at Havana to upgrade the Mineral Resource conﬁdence and assist in the mining option studies. Signiﬁcant results were returned from the inﬁll drilling at Havana, as well as encouraging results from drilling at Havana
South down-dip.
Regional drilling was concentrated at Iceberg, Tumbleweed, New
Zebra, Angel Eyes Voodoo Child, Wild Thing, Electra, Mojito and
Monsoon. Regional drilling produced an important result from RC drilling at Voodoo Child that indicates mineralisation is present
~500m along strike from the deﬁned prospect.
Tropicana

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Projects
Colombia
The greenﬁelds projects in Colombia make a signiﬁcant
contribution to AngloGold Ashanti’s Mineral Resource with
the three projects, La Colosa, Quebradona and Gramalote,
collectively contributing 38.5Moz. Quebradona and Gramalote
contribute 4.3Moz to the gold Ore Reserve. Quebradona also
has a copper Ore Reserve of 3,068Mlbs. Both Quebradona
and Gramalote are at various stages of feasibility study
while the La Colosa project is currently under force majeure, pending the necessary environmental permits.
Gramalote project
The Gramalote project, a joint venture between AngloGold
Ashanti (51%) and B2Gold (49%) in Colombia, lies on the
eastern ﬂank of the Cordillera Central, near the towns of
Providencia and San Jose del Nus in the municipality of San
Roque, in the north-west of the Antioquia Department. It is
approximately 230km north-west of Bogota and about 120km
north-east of Medellin.
In September 2019, AngloGold Ashanti announced that an
agreement had been reached with B2Gold, in terms of which
B2Gold would fund an investment and exploration programme
in 2020 to the value of $13.9m, in order to earn back to a
50:50 partnership and assume management of the project
effective 1 January 2020. Completion of the feasibility study for Gramalote is targeted for the end of 2020. The project has several key infrastructure advantages including reliable water supply, its close proximity to key infrastructure and a technically capable workforce in country.
As per the agreement, B2Gold assumed management of the
Gramalote joint venture on 1 January 2020. On 21 January
2020, B2Gold announced positive results from the updated
preliminary economic assessment (PEA) for the Gramalote
Ridge deposit, a part of the Gramalote project. The PEA
updates and enhances previous studies on the Gramalote
project in several areas, which are listed in the announcement
1
made in January 2020
B2Gold is currently completing approximately 42,500m of
inﬁll drilling at Gramalote Ridge to convert the existing Inferred
Mineral Resource to the Indicated category, and 7,645m
geotechnical drilling for site infrastructure.
The Gramalote joint venture will continue to advance
community resettlement programmes, establish coexistence
programmes for small artisanal miners, to work on health,
safety and environmental projects and to continue to work with government and local communities on social programmes.
B2Gold, as manager, plans to continue to complete and submit the feasibility work by 31 December 2020. Given that the
volume of work completed by AngloGold Ashanti over the past
several years – including extensive testing programmes, work with local communities and small miners and the high level
of engineering performed in 2017 for an internal study – the remaining work required to complete the ﬁnal feasibility study is not extensive. The main work programme for feasibility is inﬁll drilling to conﬁrm and upgrade the Inferred Mineral Resource to the Indicated category. The budget agreed by the joint venture partners for the feasibility study is $37m.
The Environmental Impact Study and Project Implementation
Plan for the Gramalote project have been fully approved by
the National Authority of Environmental Licences of Colombia.
Due to necessary modiﬁcations to the processing plant and
infrastructure locations, a Modiﬁed Environment Impact Study and a Modiﬁed Project Implementation plan were submitted
and are currently in the ﬁnal stages of approval. If the ﬁnal economics of the feasibility study are positive and the joint venture makes the decision to develop Gramalote as an open
pit gold mine, B2Gold would use its proven internal mine
construction team to build the mine and mill facilities, and operate the mine on behalf of the joint venture.
Quebradona Project
The Quebradona deposit is located approximately 104km
south-west from Medellin, Antioquia Department and is a
porphyry-related, copper-gold mineralised stock work system, located within the Western Cordillera of Colombia. Until 2019, the project was a joint venture with B2Gold (5.7% and diluting)
and AngloGold Ashanti (94.3% and operator). During 2019, the
5% dilution threshold was reached and the parties entered into a royalty agreement in which B2Gold transferred the minority interest in the joint venture to AngloGold Ashanti in exchange for a royalty fee during production.
During the year, AngloGold Ashanti continued with the
exploration programme, with the key aim of developing the
feasibility study, completing and submitting the environmental and construction licence requests (ﬁlled in November 2019),
and securing the land required for project implementation. The
Quebradona project is an attractive business case of ~8.7Moz gold equivalent, with required capital investment estimated at around ~$1b and an internal rate of return at approval stage of
15% (meeting our required hurdle rate).
2020 will be a critical year for the project, with an estimated investment of approximately $64m, targeted at the following
key milestones:
•
Complete the feasibility study and present it to the board
for approval in November 2020
•
Obtain the environmental and construction licence by
November 2020
•
Complete the process of securing the land for project
implementation
La Colosa
The La Colosa project is located approximately 150km west of
Bogota in the Tolima Department. It is a very large porphyry-
style gold deposit discovered by the Colombia greenﬁelds
exploration team in 2006. The project is 100% owned by
AngloGold Ashanti. The project comprises a singular large
deposit likely in excess of 28.33Moz of Mineral Resource and endowment. The project’s prefeasibility study began in 2010
and was formally put on care and maintenance in April 2017. A second-time force majeure was granted pending environmental
permits. The force majeure is expected to be renewed in
June 2020 if the conditions associated with the environmental licence permits remain.
1
Updated Preliminary Economic Assessment for the Gramalote
Project in Colombia

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

We review our performance
and philosophy relating
to corporate governance,
remuneration and assurance of
the information presented in
this Integrated Report.
PAG
PA
PAG
PA
PA
PA
PA
PA
PA
PAG
PAG
AG
G
G
G
G
G
PAG
G
PA
PA
P
PA
PA
A
A
PAG
AG
PAG
G
G
PAG
PA
PA
P
PA
PA
PA
A
A
PAG
G
G
G
P
P
PA
PA
PA
A
AG
G
G
G
G
G
A
A
PA
G
PAG
PA
A
AG
G
A
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PA
G
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PA
PA
PAG
PA
A
PAG
G
G
A
G
G
PA
A
G
A
G
G
AG
AG
G
G
G
G
G
G
P
PA
PA
G
G
E 1
E
1
E 1
1
1
E 1
E 1
E 1
E
E 1
E 1
E 1
E 1
E 1
E
E
E 1
1
E 1
E 1
E 1
E 1
E 1
E 1
1
1
E 1
E
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1
E 1
E 1
E 1
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E
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1
0
0
06
06
06
06
6
6
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0
0
06
06
06
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0
0
0
0
0
0
0
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6
6
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6
6
6
LEADERSHIP
AND
ACCOUNTABILITY
SECTION 4
Audit and Risk Committee: chairman’s report
108
Corporate governance, board and executive committee
110
Remuneration and Human Resources Committee: chairman’s letter
119
Remuneration report – overview of remuneration policy
123
Remuneration report – implementation report
138

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Obuasi

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

AUDIT AND RISK COMMITTEE: CHAIRPERSON’S REPORT
These duties include responsibility for ensuring that AngloGold Ashanti’s ﬁnancial statements comply with the International Financial
Reporting Standards (IFRS) and fairly present the ﬁnancial position of the group and Company and the results of their operations. The Audit and Risk Committee (the committee) executed its duties in terms of the JSE Listing Requirements (paragraph 3.84(g) in particular), section
94(7) of the Companies Act, King IV, and board-approved terms of reference as set out in the committee’s annual work plan.
For a detailed report on this work plan, refer to the Audit and Risk Committee Chairperson’s letter in the
<AFS>
, pages 1 to 6.
Non-executive independent committee members
Meetings and attendance
Stakeholders
Rhidwaan Gasant
Rodney Ruston
Maria Richter
Alan Ferguson
Michael Kirkwood – Retired 9 May 2019
5 meetings
100% attendance
•
Shareholders
•
Employees
•
Regulators
T
he Audit and Risk Committee’s principal duty is to oversee the integrity of the group’s internal controls, systems and environment.
INTEGRITY
CONTROL
Oversight on the completeness
and fair representation of the
Company's financial position
Rhidwaan Gasant
Chairperson: Audit and Risk Committee
Key focus 2019
Committee’s discussions, decisions and actions
Key focus 2020
IFRS16
Discussed feedback received regularly on the process adopted to address the requirements of the new accounting standard
and where appropriate challenged management on aspects of
accounting
Monitor the internal control
environment given recent asset sales
Monitor the cyber crime environment
and the group’s prevention and
defence capabilities
Monitoring continuous improvement
in the identiﬁcation, mitigation and
reporting of key risks facing the
group, including our risk appetite and
risk ranking methodology
Further consider the group's
approach to the proposed mandatory
auditor ﬁrm rotation
XBRL and i-XBRL tagging
Monitored the actions of management in meeting the requirements and noted the successful and timely ﬁlings of the required ﬁnancial reports
Combined assurance
Monitored the progress that was made in involving technical
disciplines in the combined assurance process
Risk themes considered
Assessed and discussed the management process and controls to address the risks associated with:
•
Tailings facility management
•
Critical control management
•
Brazilian operations – risks and opportunities
•
Critical skills and talent management

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

The committee is satisﬁed that it fulﬁlled its responsibilities in accordance with its terms of reference as well as relevant legislative and regulatory requirements, as summarised below:
STATEMENT OF INTERNAL CONTROL
The opinion of the board on the effectiveness of the internal control environment is informed by the conclusion of the committee.
Based on the Audit and Risk Committee’s assessment of the results of the formal documented review conducted by Group
Internal Audit and other identiﬁed assurance providers of the evolving combined assurance model of the group’s system of internal controls and risk management, including the design, implementation and effectiveness of the internal ﬁnancial controls, and considering information and explanations given by management and discussions with both the internal and external auditors on the results of their audits, nothing has come to the attention of the board that caused it to believe that the Company’s system of internal controls and risk management is not effective and that the internal ﬁnancial controls do not form a sound basis for the preparation of reliable ﬁnancial statements.
Financial reporting
•
Reviewed half and full year results, trading statements,
and market updates
•
Reviewed and assessed the key audit matters raised as
part of the 2019 year-end audit
•
Considered the integrity of the
<IR>,
<AFS>
and the Form
20-F for the 2019 ﬁnancial year, and recommended these
for approval to the board
•
Assessed accounting judgements, estimates and
impairments
•
Reviewed tax provisions and contingencies
•
Considered the
<R&R>
2019 as well as related feedback
on this report from the Investment Committee
•
Assessed the going concern assumptions and solvency/
liquidity requirements
•
Monitored the XBRL and i-XBRL ﬁling processes
Internal control and risk management
•
Assessed the systems to identify, manage and monitor
ﬁnancial, non-ﬁnancial and fraud risks
•
Reviewed the scope, resources, and results of internal audit
•
Approved the internal audit plan and monitored the
execution thereof
•
Ensured that the combined assurance model was further
reﬁned to provide a co-ordinated approach to assurance
activities
•
Reviewed signiﬁcant whistle-blowing reports
•
Monitored the governance of information technology (IT),
including cyber security
•
Received and reviewed quarterly updates on risk
management within the group
•
Received and reviewed semi-annual updates on
compliance related matters
Governance
•
Reviewed developments in reporting standards,
corporate governance best practice and legislation
•
Evaluated the committee's effectiveness
•
Reviewed and assessed the expertise, experience and
performance of the ﬁnance function, the Chief Financial
Ofﬁcer and Group Internal Audit
•
Approved an updated whistle-blowing policy
•
Assessed the feedback of an independent assessment of
the whistle-blowing process
•
Reviewed the terms of reference of the Audit and
Risk Committee
•
Held separate meetings with the external and internal
auditors as well as management at each meeting
External auditors
•
Assessed their effectiveness
•
Assessed their suitability and that of the lead audit
partner and recommended the appointment of the
independent external auditors by the shareholders
•
Approved their terms of engagement, remuneration and
integrated audit plan
•
Pre-approved all non-audit services
•
Assessed their independence and concluded that
there were no impediments on the external auditors’
independence
•
Approved their appointment to provide independent
limited assurance on certain sustainability indicators
included in the
<SR>

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

CORPORATE GOVERNANCE
A
NGLOGOLD ASHANTI is committed to the highest standards of governance, ethics and integrity. Good corporate governance is integral to our sustainability. Adherence to the standards and recommendations set out in King IV and to other relevant laws and regulations is vital to achieving our strategic priorities.
Ethical leadership and corporate citizenship
The AngloGold Ashanti board, which has ultimate responsibility for corporate governance, is guided by its commitment to ensuring sound governance principles and practices are in effect. These principles and practices underpin value creation and the long-term sustainability of our business, and are crucial to the achievement of our business objectives and delivery on the strategy.
AngloGold Ashanti’s governance structures and processes
demonstrate our commitment to high standards of business integrity and ethics in all its activities, and are underpinned by our values-
driven culture and Code of Business Principles and Ethics (Our
Code). In making decisions, the board acts with independence, and has the appropriate competencies and experience collectively to execute its ﬁduciary duties.
The board is committed to promoting good governance and
providing ethical leadership. It supports the outcomes described in
King IV, namely, ethical culture, good performance, effective control and legitimacy. AngloGold Ashanti reviewed its application of the
King IV principles and is satisﬁed that the Company is materially compliant. A statement on our application of these principles is available online at
www.anglogoldashanti.com.
Our Code is the deﬁning document for AngloGold Ashanti’s
values and ethics, and is used in addition to the applicable laws, regulations, standards and contractual obligations to guide our business decisions in the countries in which we operate. Our Code provides a framework and sets requirements for the implementation of key corporate policies and guidelines. Among other areas, it addresses fraud, bribery and corruption, conﬂicts of interest, gifts, hospitality and sponsorships, the use of company assets, privacy and conﬁdentiality, disclosures and insider trading.
The board ensures that at all times AngloGold Ashanti is and is seen to be a responsible corporate citizen by not only considering our ﬁnancial performance, but by striving to enhance and invest in the economic life of the communities in which we operate and society in general, and endeavoring to protect and minimise harm to the environment, thus enforcing good ESG practices. The
board’s Social, Ethics and Sustainability Committee ensures the application of the principles of responsible corporate citizenship and the executive committee is responsible for ensuring they are put into practice and adhered to.
Board composition
AngloGold Ashanti is governed by a unitary board of directors, which at year-end consisted of eleven directors – nine independent non-executive directors and two executive directors. During the year,
Michael Kirkwood and David Hodgson retired with effect from
9 May 2019. Maria Ramos and Nelisiwe Magubane were appointed as directors with effect from 1 June 2019 and 1 January 2020, respectively. The board comprises directors with a variety of skills, professional experience and backgrounds which complement each other and are relevant to the business in the execution of the board’s duties. The composition of the board promotes the balance of power and of authority and precludes any one director from dominating decision-making.
12
11
5
6
C
4
3
1
2
C
C
8
7
C
9
10
C

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Sipho M. Pityana (60)
(Chairman)
Rhidwaan Gasant (60)
(Lead independent director)
Alan Ferguson (62)
BA (Hons), MSc, DTech (Honoris)
Appointed: 13 February 2007 and Chairman
on 17 February 2014
BCompt (Hons), CA (SA), ACIMA, Executive
Development Programme
Appointed: 12 August 2010
BSc, Accountancy and Business Economics, CA
Appointed: 1 October 2018
Albert Garner (64)
Nozipho January-Bardill (69)
Nelisiwe Magubane (54)
BSE, Aerospace and Mechanical Sciences
Appointed: 1 January 2015
BA, MA Applied Linguistics, Diploma Human
Resources Development
Appointed: 1 October 2011
Pr.Eng, BSc, MBA
Appointed: 1 January 2020
Independent non-executive directors
Maria Ramos (61)
Maria Richter (65)
Rodney Ruston (69)
MSc (Economics), BCom, Banker Diploma,
Certiﬁed Associate of the Institute of Bankers
(South Africa)
Appointed: 1 June 2019
BA, Juris Doctorate
Appointed: 1 January 2015
MBA, BE (Mining)
Appointed: 1 January 2012
Jochen Tilk (56)
Kelvin Dushnisky
(Chief Executive Ofﬁcer) (56)
Christine Ramon
(Chief Financial Ofﬁcer) (52)
B Mining Engineering,
Masters Mining Engineering
Appointed: 1 January 2019
BSc (Hons), MSc and Juris Doctorate
Appointed: 1 September 2018
BCompt, BCompt (Hons), CA(SA), Senior
Executive Programme
Appointed: 1 October 2014
Independent non-executive directors
Executive directors
Detailed CVs of directors are available on the corporate website, www.anglogoldashanti.com
1
3
5
7
9
11
2
4
6
8
10
12
Audit and Risk Committee
Remuneration and Human Resources Committee
Social, Ethics and Sustainability Committee
Nominations Committee
Investment Committee
Committee Chairman
COMMITTED TO
THE HIGHEST
GOVERNANCE
STANDARDS
Legend
Obuasi

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Tenure
The board appoints new directors on the recommendation of the Nominations Committee, which conducts rigorous credentials assessments of each potential candidate. Several factors including relevant legislative requirements, best practice, the candidate’s qualiﬁcations and skills and the requirements of AngloGold Ashanti’s Directors’ Fit and Proper Standards, as well as regional demographics are considered in appointing new board members. Their appointments are subject to shareholder approval at the annual general meeting following their appointment.
In terms of our memorandum of incorporation, one-third of directors are required to retire at each annual general meeting and, if eligible and available for re-election, will be put forward for re-election by shareholders. The directors due to retire at the forthcoming annual general meeting are Sipho Pityana and Albert Garner, who are eligible and have offered themselves for re-election, and
Nozipho January-Bardill and Rodney Ruston, who have elected not to stand for re-election, in accordance with board policies and guidelines. See the
<NOM>.
AngloGold Ashanti board
Independent non-executive directors
Executive directors
Sipho M Pityana
(Chairman)
Rhidwaan Gasant
(Lead independent director)
Alan Ferguson
Albert Garner
Nozipho January-Bardill
Nelisiwe Magubane
Maria Ramos
Maria Richter
Rod Ruston
Jochen Tilk
Kelvin Dushnisky (CEO)
Christine Ramon (CFO)
10
2
0 10 20 30 40 50
Less than 3 years
3 to 5 years
6 to 8 years
9 years and longer
Non-executive directors: time on board
20%
20%
20%
40%
The information below is as at the date of approval of this report by the board.
CORPORATE GOVERNANCE
CONTINUED
Independence of directors
In determining director independence, we are guided by
King IV, the Companies Act, the JSE Listings Requirements,
the NYSE independence test and our internal policy on
independence, as well as by best practice. For 2019, all non-
executive directors were assessed as being independent in
terms of mind, character and judgement.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Board diversity
AngloGold Ashanti supports the principles and aims of
diversity at board level and recognises and embraces the
beneﬁts of having a diverse board. In terms of the board policy on the promotion of gender diversity, a target of having at
least 40% female board members by 2020 was set. Female
now make up 42% of the board following the appointments of
Maria Ramos and Nelisiwe Magubane, up from 27% in 2018.
When considering racial diversity, for AngloGold Ashanti
to leverage the beneﬁts of a globally diverse board that is
aligned with our geographic footprint, race is not limited to
‘black’ as deﬁned by the South African Department of Mineral
Resources and Energy but includes foreign black nationals. The voluntary target for race diversity at board level is 50% black representation. At present, black representation from a global perspective is 42% and that of historically disadvantaged
individuals (HDIs) is 50%, up from 36% on a global and
HDI basis in 2018. This improvement is attributed to the
appointments of Maria Ramos and Nelisiwe Magubane.
Broader diversity, speciﬁcally focusing on gender, race, culture, age, ﬁeld of knowledge, skills and experience will be considered in determining the optimal composition of the board and
succession planning, and when possible will be balanced
appropriately for the board to be effective as a whole.
Board skills and experience
Between 60 and 69
Between 50 and 59
Non-South Africans
HDI
Male
Female
42%
58%
50%
50%
33%
67%
GENDER
(Target 40%
female)
RACE
(Target 50%
     HDI)
AGE
100%
50%
33%
50%
50%
42%
42%
58%
25%
67%
50%
75%
100%
Corporate governance
Economics
Engineering technical
Environment health and safety
Finance/accounting
Government/public policy
Human resources/labour
International relations
Legal
Mergers and acquisitions
Mining
Risk management
Strategy development
0
20
40
60
80
100

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Directors’ interests
Directors are required to declare their interests annually and to disclose any conﬂicts of interest, and if they arise, to determine the extent to which the conﬂict may impact their duties at AngloGold
Ashanti. Once a conﬂict has been disclosed, it is managed
appropriately by the board. A Declaration of Interest form is maintained by the company secretary and any new interest is
declared at each meeting.
Directors’ dealings in shares and closed periods
In accordance with statutory and regulatory requirements,
directors, management and any restricted employees may not
deal directly or indirectly in the securities of the Company during speciﬁc closed or prohibited periods. All directors and the company secretary require prior approval from the chairman to deal in the
Company’s shares. The company secretary retains a record of all such share dealings.
Executive directors
The Chief Executive Ofﬁcer (CEO), Kelvin Dushnisky, is responsible for execution of AngloGold Ashanti’s strategy and reports to the board. He chairs the nine-member executive committee that is responsible for the day-to-day management of the group’s affairs.
The committee’s work is supported by country and regional
management teams as well as by group corporate functions.
The Chief Financial Ofﬁcer (CFO) is Christine Ramon. As required by the JSE Listings Requirements, the Audit and Risk Committee
annually considers and expresses its satisfaction at the level of expertise and experience of the CFO. The Audit and Risk
Committee concluded that Christine Ramon, together with other members of the ﬁnancial management team, had effectively and efﬁciently managed the group’s ﬁnancial affairs during 2019, as detailed in the CFO’s review, which is included in the
<AFS>.
Both the CEO and CFO are executive directors on the board.
AngloGold Ashanti's board committees
The overriding role of the board is to ensure the long-term
sustainability and success of the business, for the mutual beneﬁt of all stakeholders. Its overall role is one of strategic leadership.
This includes the setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management.
The board is supported by ﬁve committees to which it delegates certain functions without abdicating any of its own responsibilities.
This process of formal delegation involves documented and
approved terms of reference, which are reviewed at least annually, or more often when required.
Audit and Risk Committee
•
Oversees the integrity of our ﬁnancial reporting, the existence of proper internal controls, the integrity of the
<IR>,
<AFS>,
<R&R>
and of our risk management processes
•
Assesses AngloGold Ashanti’s continuing ability to operate
as a going concern, assists the board with oversight of IT
governance, risk management and implementation of the group
ethics and regulatory compliance programme
CORPORATE GOVERNANCE
CONTINUED
1
See under Governance on www.anglogoldashanti.com
•
Ensures the Company has qualiﬁed external auditors and
internal auditors
•
More detailed information on the committee’s achievements is available in the
<Audit and Risk Committee chairperson’s letter>
.
Social, Ethics and Sustainability Committee
•
Key responsibility is to assist the board in monitoring matters relating to safety, health, the environment and ethical conduct, and to ensure that AngloGold Ashanti develops and behaves as a responsible corporate citizen
•
Ensures that our sustainability strategy positions AngloGold
Ashanti as a leader in mining and that sustainability objectives are effectively integrated into the business
•
Oversees the integrity of and approves the
<SR>
More information on the work done during the year by the
committee is available in the
<SR>.
Remuneration and Human Resources Committee
•
Assists the board in ensuring that remuneration policies are in
AngloGold Ashanti’s long-term interests
•
Ensures that, in terms of decisions made, non-executive
directors, executive directors, senior management and all other employees are fairly and responsibly remunerated and that
shareholder value is delivered
•
Assists the board in the development of AngloGold Ashanti’s
human resources environment
More information on the achievements of the committee is available in the
<Remuneration Report>.
Nominations Committee
•
Develops processes to identify, assess and recommend board
candidates for appointment as executive and non-executive
directors, including the Chairman and CEO, as well as for
the company secretary, and at the same time fully considers
succession planning and leadership within the group
•
Reviews board composition, including the balance of gender,
race, culture, age, ﬁeld of knowledge, skills, experience and independence
•
Develops and implements the annual board evaluation
processes, whether internal or external
Investment Committee
•
Assesses individual capital projects and investment and
divestment opportunities to ensure that they and any ﬁnancing proposals are in accordance with AngloGold Ashanti’s primary mission to creating sustained shareholder value in the long term
The latest approved board charter and committees’ terms
of references, containing detailed information regarding their respective responsibilities and mandates, are available online
1
.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Board and committee meeting attendance
Directors’ attendance at board and committee meetings during 2019 was as follows:
Board
Audit
and Risk   Investment
Remuneration
and Human
Resources
Social,
Ethics and
Sustainability
Nominations
Special
Committee
(5)
NED
Search
(5)
Number of meetings
in 2019
7
5
4
4
5
2
2
2
SM Pityana 7 n/a n/a 4 5 2 2 2
KPM Dushnisky 7 n/a n/a n/a n/a n/a 2 n/a
AM Ferguson 7 5 n/a 4 n/a n/a 2 n/a
AH Garner 7 n/a 4 n/a n/a 2 2 n/a
R Gasant
(1)
7 5 4 n/a n/a 1 n/a n/a
DL Hodgson
(2)
2 n/a 1 n/a 2 n/a n/a n/a
NP January-Bardill 7 n/a n/a 4 5 n/a n/a n/a
MJ Kirkwood
(3)
2 2 n/a 1 n/a 1 n/a n/a
KC Ramon 7 n/a 4 n/a n/a n/a n/a n/a
MDC Ramos
(4)
4 n/a 2 n/a 2 n/a 2 1
MC Richter 7 5 n/a 4 n/a 2 n/a 2
RJ Ruston 7 5 4 n/a n/a n/a n/a n/a
JE Tilk 6 n/a 4 n/a 5 n/a n/a 1
(1)
R Gasant was appointed to the Nominations Committee with effect from 7 August 2019.
(2)
DL Hodgson retired at the AGM held on 9 May 2019.
(3)
MJ Kirkwood retired at the AGM held on 9 May 2019.
(4)
MDC Ramos was appointed with effect from 1 June 2019.
(5)
Two special purpose committees were established by the board during 2019, the Special Board Committee and the NED Search Committee.
Cuiabá

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Board and committee evaluations
Board performance is evaluated annually and includes an
assessment of the board as a whole, individual directors and each committee by members of the committee. An external board evaluation is conducted every third year and for the other two years, an internal evaluation is facilitated by the company secretary.
Evaluation of the effectiveness and performance of the board and its committees was internally assessed in 2019. The overall results indicated the board was performing well and that the governance structures are better than satisfactory and closely aligned with best practice.
Company secretary
The company secretary, Maria Sanz Perez, is responsible for
developing, implementing and maintaining effective processes and procedures to support the board and its committees in the discharge of their duties and responsibilities. She advises the board and individual directors on their ﬁduciary duties and on corporate governance requirements and best practices.
In line with the JSE Listings Requirements, the board evaluated the qualiﬁcations, competence and experience of the company
secretary in 2019 and was satisﬁed that Maria Sanz Perez is
qualiﬁed to serve as company secretary. The board also conﬁrmed the company secretary’s independence and that she maintains an arms-length relationship with the board and is not a director of the
Company. Maria Sanz Perez’s qualiﬁcations and experience are available on the website
1
.
Legal, ethical and regulatory compliance
The group’s geographical spread makes its legal and regulatory environment diverse and complex. Given the critical importance of compliance in building a sustainable business, group compliance plays an essential role in coordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on designing and
implementing appropriate compliance policies and procedures.
External and internal standards and regulations
AngloGold Ashanti adheres strictly to legislative and regulatory requirements, including several external and voluntary standards which are listed below.
AngloGold Ashanti is a member of and a signatory to the:
•
International Council on Mining and Metals
•
Principles of the United Nations Global Compact
•
Extractive Industries Transparency Initiative (EITI)
•
United Nations Guiding Principles on Business and
Human Rights
•
Voluntary Principles on Security and Human Rights
•
World Gold Council’s Conﬂict-Free Gold Standard and
Responsible Gold Mining Principles
We are committed to complying with the following standards:
•
Universal Declaration on Human Rights
•
International Bill of Human Rights
•
International Labour Organisation
In addition, we have group policies and charters to which we adhere. Increasingly, customers and consumers want assurance that the gold they are purchasing has not contributed to conﬂict or human rights abuse. This has resulted in several measures being introduced by industry-related organisations of which we are part, to prevent gold and other commodities from being used to fund conﬂict and other violations of human rights.
By virtue of its shares or depositary receipts being registered with the Securities and Exchange Commission (SEC) in the United
States, AngloGold Ashanti is also subject to the various laws applicable in that country regarding securities. This is in addition to being subject to the various listing requirements applicable for all the stock exchanges on which the Company is listed. These are the Johannesburg, Ghana and Australian stock exchanges.
South African Employment Equity Act
In compliance with Section 21 of the Employment Equity Act, No 55 of 1998, AngloGold Ashanti is obliged to ﬁle with the Department of Labour, the employment equity statistics for its South African workforce. A copy of the report ﬁled for the period 1 August 2018 to
31 July 2019 is available on the AngloGold Ashanti website, in the section entitled “Employment Equity Reports”. AngloGold Ashanti has also embarked on a new ﬁve-year plan (1 August 2019 to
31 July 2024), in accordance with Section 20 of the Employment
Equity Act, No 55 of 1998.
CORPORATE GOVERNANCE
CONTINUED
Sunrise Dam
1
www.anglogoldashanti.com

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Governance of supply chain management
and procurement policies
Supply chain management is about more than just procuring the right product, at the right time, at the right quality and in the right quantities. Effective supply chain management, undertaken with integrity and in line with our values and governance principles, can add value to our business by improving efﬁciency, relationships and reputation and, ultimately, can affect our long-term sustainability.
As a global company operating on most of the world’s continents, responsible management of our supply chain is an increasingly important ethical and human rights consideration. External ratings agencies and customers are ever more aware of the implications and importance of ethical conduct in the supply chain.
Responsible supply chain management has the potential to add value to communities, local governments and society as a whole, particularly in developing countries. We have adopted a cross-
functional approach to supply chain management to ensure best practice, which includes complying with international human
rights and labour standards and the economic participation of local stakeholders.
Tax strategy and tax management policy
Our tax strategy, which is aligned with our business strategy and its objectives, is to manage all our global tax obligations in a transparent, responsible and sustainable manner, within the governance framework established by our Tax Management Policy while respecting the differing interests of all our stakeholders.
We recognise that AngloGold Ashanti must earn and maintain
its social licence to operate in partnership with government and community stakeholders, thus contributing towards their
sustainable future in the countries where we operate. Aligned with our vision, mission and values, we acknowledge our obligations as a responsible corporate citizen and that our operations contribute material tax revenues, in terms of both taxes borne and taxes collected, to the economies of the countries in which we conduct our business.
As a member of the EITI, a global standard to promote open and accountable management of natural resources, AngloGold Ashanti is committed to reporting the amounts paid to governments in respect of our operations in those countries that have implemented the standard.
The principles governing the group’s tax strategy and policy are reviewed and approved by the board which, through the Audit and
Risk Committee, monitors adherence to the policy.
Our tax policy governs the management of tax throughout
AngloGold Ashanti and conﬁrms the deﬁned parameters within
which the board-approved tax strategy is applied. The tax
governance framework employs a combination of suitably skilled resources and internal processes, together with internal and external controls. Our approach to tax and our tax strategy are each embedded in the organisation, through various regular
regional governance meetings.
Our overall objective is to act responsibly in ensuring efﬁciency in our tax affairs in all countries in which we operate, to always fully comply with the law while taking into account, however, that such laws may be subject to regular amendment and differing
interpretations and practices prevailing from time to time.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

EXECUTIVE MANAGEMENT
Independent non-executive directors
Kelvin Dushnisky (56)
Christine Ramon (52)
Stewart Bailey (46)
Chief Executive Ofﬁcer
BSc (Hons), M.Sc. and Juris Doctorate
Chief Financial Ofﬁcer
BCompt, BCompt (Hons), CA(SA), Senior
Executive Programme
Executive Vice President:
Corporate Affairs and Sustainability
Pierre Chenard (59)
Graham Ehm (63)
Ludwig Eybers (53)
Executive Vice President: Corporate Development
and Strategy
LLB; admitted attorney
Executive Vice President: Group Planning
and Technical
BSc (Hons), MAusIMM, MAICD
Chief Operating Ofﬁcer: International
BSc (Min. Eng), Post graduate qualiﬁcations
Sicelo Ntuli (41)
Maria Sanz Perez (54)
Tirelo Sibisi (51)
Chief Operating Ofﬁcer: Africa
BSc Eng. (Electrical), MBA
Executive Vice President: General Counsel,
Compliance and Company Secretary
BCom LLB, Higher Diploma in Tax, Advanced
Management Programme, Admitted Attorney
Executive Vice President: Group
Human Resources
BSSc, Advanced HR Executive Development
Programme, MBA, Post Graduate Diploma in
Business Management
Detailed CVs of current executive management are available on the corporate website, www.anglogoldashanti.com
1
3
5
7
9
2
4
6
8
1
4
7
2
5
8
3
6
9

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

REMUNERATION REPORT
Section one:
Remuneration and Human Resources Committee: Chairperson’s letter
Dear Shareholders,
As the new Chairperson of the Remuneration and Human
Resources Committee (the committee), I am pleased to continue the important work of ensuring clear alignment of AngloGold
Ashanti’s remuneration and human resource practices with its strategic objectives. Remuneration is a rapidly evolving discipline, particularly with respect to executive fair and responsible pay for performance, gender diversity, talent management and – especially relevant for our business – the development and retention of local skills in the jurisdictions in which we have operations or projects.
Engagement with shareholders is invaluable in ensuring that
the linkage between strategy and incentive outcomes is clearly understood. It is also very important that the views of the
shareholders are taken into account in the development and
implementation of our remuneration policy. My predecessor valued these engagements and I have committed to continuing that
tradition, engaging with shareholders – outside of voting season –
to ensure that we receive unﬁltered input on all matters relating to our remuneration and human resources practices.
Continuous improvement is fundamental to long-term success in mining and remaining open to enhancement of our remuneration practices is no exception. In line with King IV and the JSE
Listing Requirements, we are reporting for the ﬁrst time the executive management team’s remuneration in Single Total Figure
Remuneration format. This further improves transparency and
accountability to shareholders.
I am also pleased to report that the committee observed
management’s continued delivery of the Company’s strategy during
2019. Clear advances were made towards de-risking the asset
portfolio, while delivering signiﬁcant improvements in safety, cash
ﬂows and returns. Meaningful progress was made in the broad area of sustainability, as well as in capital allocation and balance sheet management, providing a solid foundation upon which AngloGold
Ashanti can continue to improve its asset base over time.
Performance on safety, health
and the environment
Success for any mining company relies on the safe operation of its mines, the good health of employees and host communities, and careful stewardship of the environment.
AngloGold Ashanti, as part of the global community, is
experiencing the covid-19 pandemic. As safety is our ﬁrst value, we will continuously focus on the safety of our employees,
which is aligned to our shareholders’ interests. We will monitor the developments of this pandemic, engaging shareholders and other stakeholders accordingly.
I am most proud that AngloGold Ashanti passed the calendar
year without a workplace fatality for the ﬁrst time ever and extended its fatality-free record to 633 days. Tragically, we have since lost four of our colleagues in two separate incidents that occurred in March 2020 at the Mponeng mine. This places even greater focus on our commitment to safety and to working on the eradication of all injuries and accidents across our mines.
Our commitment to excellence will however continue with
much diligence and dedication in the areas of safety, health and environment which is underpinned by our Deferred Share Plan
(DSP), the variable pay programme with 20% of the total annual bonus used to reward the positive outcomes of this basket of sustainability metrics.
Management performance and achievements
It has been a memorable ﬁrst year as Chairperson of this
committee and I am proud to share management’s performance
and achievements:
•
Free cash ﬂow increased by 90% as annual guidance was
achieved across key operating metrics for the seventh
straight year
•
The Obuasi redevelopment project poured ﬁrst gold on time and within budget and remains on track to mine at a rate of 2,000t a day during 2020, climbing to 4,000t a day by year-end. The mine will produce gold at an average run-rate of 350,000oz
– 400,000oz annually for the ﬁrst ten years, and more than
400,000oz annually over the life of mine at an all-in sustaining cost of around $800/oz
•
The capital allocation framework, with clear leverage and return targets, guided the decision to initiate processes to sell assets in
South Africa, Argentina and Mali. In December 2019, AngloGold
Ashanti announced the sale of its interest in the Sadiola mine, in Mali, to Allied Gold Corp, while an agreement to sell the
FAIRNESS
EQUALITY
Aligning remuneration and
human resource practices
with our strategic objectives
Maria Richter
Chairperson: Remuneration and
Human Resources Committee

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

REMUNERATION REPORT
CONTINUED
Section one:
Remuneration and Human Resources Committee: Chairperson’s letter (continued)
remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited was reached in
February 2020
•
AngloGold Ashanti’s market capitalisation increased by almost
80% in 2019, as the share price outpaced the gold price and
its international peer group. The American Depositary Receipts, the Company’s most liquid publicly traded security, gained 76%
in 2019 versus a 39% gain for the Van Eck Vectors Gold Miners
ETF, a basket of 47 gold shares, and an 18% rise in the price of bullion over the year
The committee commends the management team, led by the
CEO Kelvin Dushnisky, for intensifying its dual focus on protecting
– and indeed, improving – margins while working to maintain
and strengthen the social licence to operate. This approach is consistent with the remuneration policy which aims to discourage excessive risk taking, while recognising efforts to improve
performance with respect to factors within management’s control that will drive value creation over the short-, medium- and long term, in an ethical, sustainable and responsible manner.
Notwithstanding the above achievements, production, all-in
sustaining costs, future optionality – particularly in the area of
Mineral Resource additions – community and environmental
elements provide us with further opportunities for improvement as evidenced in the DSP 2019 performance outcomes on page 149.
Given the satisfactory performance in 2019 across ﬁnancial,
operating and safety metrics, the committee is satisﬁed with the remuneration outcomes of the DSP.
In terms of the 2017 Long-Term Incentive Plan (LTIP) (one of the
prior year schemes replaced by the DSP in 2018), the strong
growth in our share price and continued focus on the key value of safety yielded a solid performance of 94.46%, payable in March
2020. This is the ﬁnal pay-out of the LTIP scheme. (Further details are set out on page 148 of the remuneration report.)
Competitive remuneration
As a large gold mining company with a complex suite of assets across developed and emerging markets, AngloGold Ashanti
requires competitive remuneration structures to attract and retain scarce skills and expertise. This is fundamental to our strategy.
It is also imperative to ensuring that we are able to compete and ﬂourish in a volatile global mining industry, with increasingly exacting requirements from shareholders, civil society, regulators and our host governments. These remuneration structures are well considered and have clear guardrails, which are detailed in the
2019 remuneration policy and structure on page 126.
Disclosure and transparency
The remuneration policy and implementation report were tabled for two separate, non-binding advisory votes at the Annual General
Meeting (AGM) held on 9 May 2019, in line with the JSE Listings
Requirements and King IV recommendations. The table below
details the results of the 2018 AGM (held on 9 May 2019) which reﬂect shareholder concerns over the structure of the CEO’s sign-
on award, together with results of shareholder voting at the 2017 and 2016 AGMs.
Votes
For
Against
Withheld
Remuneration policy
09 May 2019
98.31
1.69
0.40
16 May 2018
98.35
1.65
0.21
16 May 2017
98.23
1.77
0.60
Remuneration implementation report
09 May 2019
58.51
41.49 0.40
16 May 2018
98.96
1.04
0.21
16 May 2017
98.31
1.69
0.30
Obuasi

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

I am grateful for the opportunities to hear directly from the shareholders. The committee has enjoyed their strong support for the overall remuneration policy which was revised and
implemented in 2018 and adheres to South African corporate
governance recommendations. The committee believes that these remuneration practices have balanced the needs of shareholders and employees and served both constituencies well over time.
AngloGold Ashanti’s remuneration policy and implementation
report will be tabled for separate non-binding advisory votes by shareholders at the upcoming AGM, as recommended by King IV.
If either, or both, are voted against by 25% or more of the voting rights entitled to be exercised by shareholders at the AGM, the committee will embark on an engagement process with dissenting shareholders to address legitimate and reasonable objections, where appropriate.
Fostering an equitable workplace
The Company continues to focus on the development of an
equitable workplace and is committed to equal pay and gender equity in line with the JSE Listings Requirements, King IV
guidelines and our diversity policy.
Furthermore, the Company continues to develop the leadership succession pool and has implemented strategies to attract,
motivate and retain a skilled workforce through fair, responsible, transparent and competitive remuneration. The attraction and retention of suitable local candidates to replace expatriates are done through labour planning processes, recruitment from the local market and bursar and graduate trainee schemes.
The group talent, succession management, training and
development processes at all of our operations ensures that we address localisation across our global footprint.
Shareholder engagement
This poll alongside showed 98.31% of shareholders voted in favour of the remuneration policy compared with 58.51% for its implementation.
I subsequently engaged with investors representing over 30% of the shareholder base with the aim of better understanding their perspectives and to ensure that our remuneration practices and reporting reﬂect their views. Following these meetings – which were supportive and constructive – we have further enhanced the detail of our disclosure, including additional information related to the CEO’s joining remuneration in 2018, which can be found on page 138 of the remuneration report. The table below summarises the key themes from shareholder engagements, and our responses.
Shareholder feedback
Remuneration committee response
Concern over lack of
performance criteria
attached to the CEO’s
sign-on award
While the payment of $4.2m was disclosed in the 2018 Remuneration report, it was incorrectly described as a share buy-out. The correct position is that, at the time of the negotiations, Mr Dushnisky expected corporate activity under discussion at the time by his former employer that would entitle him to a substantial contractual severance payment. He was prepared to wait for this activity to materialise and for the payment to become due, after which time he would join AngloGold Ashanti. However, in light of AngloGold Ashanti’s requirement that he start immediately after the departure of the former CEO, the parties agreed to a value that took into account Mr Dushnisky’s expected loss of compensation and his willingness to start at the earlier date.
The committee determined that it would be in the best interests of our shareholders for the negotiated sign-on award to be both staggered over three years and have a signiﬁcant proportion payable in AngloGold
Ashanti shares, to create immediate alignment with shareholders’ interests. Should the CEO leave
AngloGold Ashanti within a certain period of time, a claw-back clause was agreed. We regard the retention component of the sign-on award as an essential part of our retention strategy.
Further details of the CEO’s remuneration are included on page 152 of this report.
Lack of transparency
on the sign-on award
of CEO
The committee is committed to providing greater transparency with respect to all aspects of remuneration and is introducing enhancements to the remuneration policy. The proposed enhancements are included on page 122. We would also like to emphasise the following elements of our current recruitment policy:
•
Appointees will not be paid more than what they would have lost at their previous company;
•
A time period is applied to a buy-out with a minimum claw-back; and
•
We will provide full disclosure of any buy-out.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

REMUNERATION REPORT
CONTINUED
Section one:
Remuneration and Human Resources Committee: Chairperson’s letter (continued)
The committee is constantly looking at ways to enhance our remuneration policy in line with shareholders' interests and corporate best practice.
Enhancements to the remuneration policy
What is the impact of the change?
•
Tightened recruitment eligibility criteria
•
Enhanced the malus and claw-back provisions, see page 18
in the
<NOM>
•
Increased minimum shareholding requirements for members
of the Executive Committee, see page 22 in the
<NOM>
•
Enhanced performance management review process,
see page 16 in the
<NOM>
•
Aligns with corporate best practice
•
Further reinforces alignment between executive management and shareholders' interests
•
Further reinforces alignment between executive management and shareholders' interests
•
Aligns Executive Committee performance and pay
Focus areas 2019
In addition to management’s performance achievements for
2019, the committee’s key focus areas included
the following:
•
Enhancing our relationships with our shareholders
•
Ensuring pay for performance
•
Enriching the workplace by building on our
diversity initiatives
•
Managing our talent successfully by identifying and placing
internal successors into executive roles
•
Successfully continuing to execute the Chairman’s
Young Leaders Programme and enhancing development
opportunities
•
Building the relationship with our employees through the
engagement survey
1
Focus areas 2020
•
Enhancement of our remuneration policy by focusing on the
following:
•
Conﬁrming that our DSP metrics are still in line with
shareholders' interests and global best practice
•
Addressing minimum shareholding requirements for the
Executive Committee (details are included on page 22 of
the
<NOM>.
•
Performance management review enhancements (details
are included on page 16 of the
<NOM>)
•
Continued focus on succession planning
•
Continued engagement with shareholders
•
Continued focus on the implementation of our diversity and
inclusion framework.
Geita
1
See
<People are our business>
in this report
Expression of gratitude
In closing, I would especially like to thank the members of the committee for a warm welcome and their support; our shareholders for their constructive engagement and considerable feedback; and our management team who have been relentless in their efforts to create value for all stakeholders.
Maria Richter
Chairperson: Remuneration and Human Resources Committee
27 March 2020

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

REMUNERATION REPORT
Section two:
Overview of remuneration policy
At AngloGold Ashanti, the remuneration policy aims to align with the Company’s strategic objectives while working to deliver on both internal and external stakeholder priorities, in a manner that recognises uncontrollable market dynamics. This is accomplished by means of a governance and application framework that primarily aims to attract, motivate and retain a skilled workforce through fair, responsible, transparent and competitive remuneration.
A
ngloGold Ashanti’s remuneration approach aims to create a sustainable executive management team remuneration structure with increased alignment to shareholder views and interests, underpinned by our strategic objectives and values.
WE DO
WE DONT
OUR POLICY IS DESIGNED TO SUPPORT
OUR REMUNERATION PRACTICES
•
We pay for performance. This is achieved by
placing 66% of the CEO’s earnings at risk.
In addition, the variable pay for executives is
primarily driven by Company performance
•
We have a minimum shareholding requirement
policy for the executive management team
•
We have a long-term incentive, the DSP with
share deferral awards, which vests over ﬁve years.
In the case of an executive leaving AngloGold
Ashanti's employ due to early or normal retirement,
retrenchment or mutual separation, these awards
are not accelerated, however, they vest as per the
normal dates to ensure sustainable and strategic
executive decision making
•
We have malus and claw-back provisions
•
We have various risk mitigation controls
in place for remuneration programmes across the
Company
•
Committee members are all independent
directors
•
As all the terms of group policies were adhered
to, the committee was not required to exercise its
discretion
•
We retain an independent remuneration
consultant (currently PwC) to advise the
committee
•
We do not provide guaranteed variable pay
•
We do not grant shares to non-executive
directors
•
We do not allow the use of unvested shares as
collateral, nor does the Company use unvested
share amounts towards the calculation of MSR
provisions
•
We do not provide ﬁnancial assistance to
executive directors or prescribed ofﬁcers
Alignment with strategic
objectives and
shareholders' interests
Key principles of our
remuneration policy
In order to continue to support
AngloGold Ashanti’s remuneration
approach, the remuneration policy is
based on the following key principles:
Ensure that performance metrics
are challenging, sustainable and
cover all aspects of the business
including both ﬁnancial and non-
ﬁnancial drivers, and do not reward
excessive risk taking.
Remunerate to motivate and
reward the right behaviour and
performance of employees and
executives
Ensure that the remuneration
structure is aligned to AngloGold
Ashanti’s values and that the
correct governance frameworks
are applied across remuneration
decisions and practices
Promote an ethical culture and
responsible corporate citizenship
Apply the appropriate global
remuneration benchmarks
Ensure that the remuneration of
executive management is fair,
responsible and transparent in
the context of overall employee
remuneration in the organisation
Provide competitive rewards to
attract, motivate and retain highly
skilled executives and staff vital to
the success of the organisation
Use performance measures
that support positive outcomes
across the economic, social and
environmental context in which
AngloGold Ashanti operates

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

REMUNERATION REPORT
CONTINUED
Section two:
Overview of remuneration policy (continued)
Remuneration design
When determining appropriate remuneration, the committee considers:
•
The potential maximum total remuneration that each member of the executive management team could earn relative to their and the
Company’s performance
•
External inﬂuences, primarily being:
•
shareholder views and recommendations associated with executive management team remuneration
•
economic trends
•
competitive pressure
•
the labour market and the pay-gap between the executive management team and the rest of AngloGold Ashanti's employee population
•
Market benchmarks, choosing appropriate benchmarks in a market with similar attributes, including complexity, size and geographic spread
Remuneration practices are designed to be fair, responsible, transparent and compliant with legislative requirements within all the jurisdictions in which AngloGold Ashanti operates.
Fair and responsible pay
The process of developing a framework that describes fair, responsible and transparent pay is an evolving journey and, as a group,
AngloGold Ashanti’s remuneration policy reﬂects the principles of fair and responsible pay as follows:
Remuneration policy element
Fair and responsible pay principle
AngloGold Ashanti’s remuneration is aligned to the
strategic objectives and shareholder outcomes
AngloGold Ashanti’s variable pay is directly correlated to the achievement of measures linked to its scorecard. These metrics are linked to the creation of value over a mix of short-, medium- and long-term periods. Metrics are approved by the committee and recommended to the board for approval. AngloGold Ashanti is transparent with the approved metrics, and these are reported in the annual report.
Remunerate to motivate and reward the right
behaviour and performance of employees and
executive management team
Ensure that performance metrics are challenging,
sustainable and cover all aspects of the business
including both critical ﬁnancial and non-ﬁnancial drivers
Individual performance is measured on an annual basis for all employees. These include both individual and Company performance measures; ﬁnancial and non-
ﬁnancial drivers including environmental, social, and governance (ESG) and people metrics. The DSP incentive scheme includes 37.5% of metrics that measure non-
ﬁnancial targets. The metrics are reviewed by the committee on an annual basis to ensure that they are reﬂective of stretch performance.
Ensure that the remuneration structure is aligned
to the organisation's values and that the correct
governance frameworks are applied across
remuneration decisions and practices
All remuneration falls within the ambit of the committee; all senior management remuneration is subject to approval by the committee. The DSP metrics include
ESG and gender diversity metrics. Safety, community and diversity are included in
AngloGold Ashanti’s values. The incentive scheme furthermore contains a forfeit/
claw-back and malus clause. The executive management team is subject to a minimum shareholding requirement.
Promote an ethical culture and responsible
corporate citizenship
It is imperative that all employees receive a minimum level of remuneration that enables participation in the economy. At this point, AngloGold Ashanti can conﬁrm that all employees are paid at least 25% above the respective regional minimum wage, and in most instances much higher than this. Furthermore, benchmarking exercises are conducted on an annual basis in each region to ensure that all employees are paid a market-related salary for the role which they occupy, with due consideration to levels of performance.
All decisions on remuneration are scrutinised to ensure that they are:
•
Impartial and non-discriminatory
•
Rational and objective
•
Aligned to local legislation
Ensure fair and responsible executive remuneration
in the context of overall employee remuneration in
the organisation
The difference in pay between job levels is justiﬁed in the context of the level of responsibility of the job, complexity of the job, and the consequence and impact thereof on the organisation. The Gini co-efﬁcient is used to ensure that the income dispersion between high- and low-income earners is not outside market norms.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Remuneration policy element
Fair and responsible pay principle
Apply appropriate global remuneration
benchmarks
The Mercer Survey is used to benchmark salaries for the executive management team. For senior management and below, benchmarking is conducted using locally available reputable surveys including Remchannel (South Africa), Hay evaluation methodology and others.
Provide competitive reward to attract, motivate
and retain highly skilled executive management
team and employees vital to the success of the
organisation
The executive management team comparison is based on a selected group of global competitors (page 138) which is reviewed and approved by the committee on an annual basis to ensure that it remains appropriate. In reviewing the participants, the committee considers:
•
Global spread and complexity
•
Nature of business
•
Size of the peer group, which should be large enough to create a sufﬁcient benchmark from which to draw information
Each component of remuneration (base salary, variable pay and beneﬁts) is analysed and compared with the market information and the overall package is reviewed accordingly. The market median is generally targeted for most roles, while the market 75th percentile is targeted for scarce skills.
AngloGold Ashanti tracks the Gini co-efﬁcient from a South African perspective to ensure that the income dispersion between high-
and low-income earners is not outside market norms.
The analysis is conducted by PricewaterhouseCoopers Inc. (PwC)
as an independent third party and based on the November 2019 analysis, PwC concluded that the Gini co-efﬁcient for AngloGold
Ashanti had deteriorated marginally year on year from 0.43 in 2018 to 0.48 in 2019. This is comparable to the South African mining industry benchmark of 0.42.
The decline in the Gini co-efﬁcient is mostly attributable to the reduction in staff in the South African region, as well as to changes to the executive management proﬁle. In addition to the Gini co-
efﬁcient, AngloGold Ashanti tracks the global wage differential.
The wage differential outcome, as calculated by PwC in November
2019, indicated that the Chief Executive Ofﬁcer is paid, on a total rewards basis, approximately 79 times the median of all employees in AngloGold Ashanti.
This compares favourably to our competitors when considering
AngloGold Ashanti’s geographic footprint and market capital.
Diversity and inclusion
On diversity and inclusion, a framework has been drafted that is aligned with the UN Global Compact Principles and also with our own objectives and values. We believe this framework will help foster the empowerment of all staff, irrespective of race, gender, ethnicity, religion and sexual orientation. The framework, known as the Global Diversity and Inclusion Framework, followed a global gender assessment conducted across all operations to determine the diversity requirements of each. The document, which has 10 key pillars including organisational culture and management style, will help us breathe life into our corporate values – particularly to value diversity – and will assist in continuing to build an organisation that better reﬂects the demographics of the societies in which we operate.
Signiﬁcant work has been completed in the preparation of our inclusion in the inaugural Bloomberg Gender-Equality Index (GEI).
This further demonstrates our commitment to paying more than lip service to addressing the challenge of gender inequality, both internally and in the communities where we operate.
The group executive management team has 33% female
representation, while 19% of the global workforce is comprised of females. The AngloGold Ashanti board of directors has 36% female representation, which represents a 9% improvement from 2018
due to the appointment of Ms Maria Ramos as a non-executive
director in June 2019.
The Company subscribes to various bodies and interest groups that focus on gender diversity, which has provided the opportunity to adopt best practices from other organisations, particularly in the mining industry.
Furthermore, our gender diversity metric which forms part of our
DSP incentive scheme has achieved stretch performance for the
DSP 2019 results. For our DSP 2020 measures, enhanced targets have been approved by the committee as outlined on page 17
of the
<NOM>
, emphasising the Company’s commitment to the
promotion of gender equality and diversity across all operations.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

REMUNERATION REPORT
CONTINUED
Section two:
Overview of remuneration policy
(continued)
Remuneration element
and link to strategy
Operation and objective
Maximum opportunity
Performance measures
Base salary
A competitive salary provided
to employees to ensure that
their experience, contribution
and appropriate market
comparisons are fairly
reflected
•
Base salaries are reviewed annually
and are effective from 1 January
each year
•
Employee’s base salaries are
determined by considering
performance; market comparison
against companies with a similar
geographic spread; market
complexity, size and industry; and
internal peer comparisons. AngloGold
Ashanti positions guaranteed pay at
the median of the applicable markets
and where there is a shortage of
specialist and/or key technical skills,
will pay higher than the median
•
The CEO makes recommendations
on the executive management team
but does not make recommendations
on his own base salary. This is
reviewed by the committee and
approved by the board
Executive base salary
increases and increases for
all non-bargaining unit
employees are closely aligned,
where practical. This is
informed by inflation, which
can be matched directly or
above/below consumer price
index (CPI)
Individual performance
on a scale of 1 to 5,
measured against specific
key performance indicators
(KPIs). A CPI increase
pool is approved annually
by the committee. In
high-inflation countries,
individual increases may
be differentiated according
to each individual’s
performance rating. In low-
inflation countries, a flat CPI
is generally applied to all
members of the executive
management team and
employees
Pension
Provides a defined
contribution retirement
benefit, in addition to the base
salary, aligned to the schemes
in the respective country in
which the employee operates
•
Funds vary depending on jurisdiction
and legislation
24.75% of base salary for the
CEO and lower contributions
for others, dependent on their
retirement schemes
Not applicable
Medical insurance
Provides medical aid
assistance, in addition to base
salary, aligned to the schemes
in the respective country in
which the employee operates
•
Provided to all employees
through either a percentage of
fee contribution, reimbursement
or Company-provided healthcare
providers
In line with approved policy Not applicable
Benefits
Provided to ensure broad
competitiveness in the
respective markets, in
addition to base salary
•
Benefits are provided based on local
market trends and may include items
such as life assurance, disability
and accidental death insurance,
assistance with tax filing, cash in lieu
of leave not taken (above legislated
minimum leave requirements),
and occasional spousal travel
(for members of the executive
management teams)
In line with approved policy Not applicable
2019 remuneration policy and structure
The table alongside sets out the remuneration policy that applies to all employees for 2019. The table details each component’s link to
AngloGold Ashanti's strategy, objectives, performance measurements and the maximum opportunity associated with each component. The full remuneration policy can be found in the
<NOM>.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Variable pay
The DSP, as set out below, is driven by a single scorecard,
comprising short- and long-term metrics. The committee
believes that this scheme has achieved the objectives that it had set out upon the design of the scheme, namely: simpliﬁcation, transparency, increased alignment with shareholder interests, while remaining compliant with regulatory requirements. The
target metrics for the DSP are reviewed annually to ensure that they provide suitable stretch, are aligned to the business plan and budget, and are within benchmark practices of our competitors.
The selection of metrics ensures a balance that mitigates excessive risk taking, and places focus on items that are within the control of employees, such as production and reduction of costs. It is the committee’s view that this overall balance drives the right behaviour, in line with our values.
The DSP has placed greater focus on cash generation and capital efﬁciency by reducing measures that are outside of management’s control such as the gold price. This is best illustrated as follows, with metrics not directly impacted by gold price highlighted by the black arc in the diagram below (37.5% out of the total score of 100%):
Safety, health, environment and community
1
All injuries frequency rate (AIFR)
2
Major hazard management critical control percentage compliance
3
Health – site compliance to the global safety standards on
organisational health, wellness and ﬁtness for work standards
4
Completion of risk assessments per region, including identiﬁcation of critical controls and actions managed to closure
5
Number of reportable environmental incidents at operating mines
6
Greenhouse gas emissions intensity at gold producing operations, measured in kg CO
2
e/tonne
7
Community: number of human rights violations
8
Number of business disruptions as a result of
community unrest
Core value: people
9
Strategic successor coverage ratio for leadership roles
10
Key staff retention
11
Gender diversity

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

REMUNERATION REPORT
CONTINUED
Section two:
Overview of remuneration policy
(continued)
Alignment of strategy, pay and performance in the DSP scheme
In line with AngloGold Ashanti’s strategic objectives, the DSP metrics were designed to deliver on these key focus areas:
Strategic focus area:
Description
Supportive DSP metric
Optimise overhead,
costs and capital
expenditure
All spending decisions must be thoroughly
scrutinised to ensure they are optimally
structured and necessary to fulfil our core
business objective.
•
Production
•
All-in sustaining costs
•
Normalised cash return on equity
•
Relative and absolute total shareholder return
•
Asset optimisation
•
Safety
Improve portfolio
quality
We have a portfolio of assets that must be
actively managed to improve the overall mix
of our production base as we strive for a
competitive valuation as a business.
•
Mineral Resource additions pre-depletion
•
Ore Reserve pre-depletion
•
Production
•
All-in sustaining costs
•
Relative and absolute total shareholder return
Maintain long-term
optionality
While we are focused on ensuring the
most efficient day-to-day operation of
our business, we must keep an eye on
creating a competitive pipeline of long-term
opportunities.
•
Mineral Resource additions pre-depletion
•
Ore Reserve pre-depletion
•
All-in sustaining costs
•
Relative and absolute total shareholder return
Focus on people,
safety and
sustainability
People are the foundation of our business. Our
business must operate according to our values
if it is to remain sustainable in the long term. This
includes a drive to improve safety performance,
reduce fatalities, and retain key skills
•
People
•
Safety
•
Environment, health and community
•
Relative and absolute total shareholder return
Ensure financial
flexibility
We must ensure our balance sheet
always remains able to meet our core funding
needs.
•
Production
•
All-in sustaining costs
•
relative and absolute total shareholder return
•
Asset optimisation
Supporting our
strategy for
sustainable cash
flow improvements
and returns
Improve
portfolio
quality
Maintain
long-term
optionality
Focus on people,
safety and sustainability
Ensure
financial
flexibility
Optimise overhead,
costs and
capital
expenditure
Iduapriem

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Deferred Share Plan (DSP)
Remuneration element
and link to strategy
Operation and objective
Maximum
opportunity
Performance measures
AngloGold Ashanti
has used a single
incentive for short-
term and long-term
performance.
The DSP is designed
to encourage
employees to meet
strategic short-,
medium- and long-
term objectives that will
enable value delivery
to shareholders, by
achieving defined
Company objectives.
Permanent employees who do not participate in a
production bonus are eligible to participate in the DSP.
Participation is at the discretion of the committee.
A portion of the award is paid in cash as a bonus, and the
balance is delivered as either deferred cash (for Stratum
levels III – middle management – and below) or deferred
shares (for Stratum level IV – senior management – and
above), vesting equally over a period of two to five years
depending on the level.
The total incentive is determined based on a combination
of Company and individual performance measures, defined
annually and weightings are applied to each measure.
The metrics are defined against the objectives that most
strongly drive Company performance and are weighted to
financial outcomes, production, cost and sustainability.
Each metric is weighted and has a threshold, target and
stretch definition based on the Company budget and the
desired stretch targets for the year.
Details of
threshold,
on-target and
maximum
awards for all
staff are shown
in the table
below.
Note that
below threshold
performance
will result in no
payment.
One set of performance metrics is
used to determine the cash portion
and deferred portion. Future vesting
of the deferred portion is subject to
continued employment.
Details of the performance measure
weightings of Company and
individual KPIs are shown in the
table below.
Company and individual
performance measures are
assessed over the financial year,
with the exception of certain
Company measures that are
measured over a trailing three-year
basis, as indicated below.
The table below sets out the performance measure weightings (Company and individual): threshold, on-target and maximum for the DSP awards.
CEO (VII) * 5 70% 30% 50.0% –
100.0%    150.0%    100.0%
–
200.0%    300.0%    150.0%
–
300.0%    450.0%
CFO (VIH) * 5 60% 40% 42.5% –
92.5%    135.0%
85.0% –
185.0%    270.0%    127.5%
–
277.5%    405.0%
Executive
management (VIL) * 5 60% 40% 37.5% –
87.0%    124.5%
75.0% –
174.0%    249.0%    112.5%
–
261.0%    373.5%
Senior
management (IVH – V) 3 50% 50% 26.0% – 39.0%
65.0%
52.0% –
78.0%    130.0%
78.0% –
117.0%    195.0%
Senior management (IVL) 2 50% 50% 24.0% – 27.0%
51.0%
48.0% –
54.0%    102.0%
72.0% –
81.0%    153.0%
Middle management (IIIH) 2 40% 60% 16.5% 16.5% –
33.0%
33.0% 33.0% –
66.0%
49.5% 49.5% –
99.0%
Middle management
(IIIL – IIIM) 2 40% 60% 12.5% 12.5% –
25.0%
25.0% 25.0% –
50.0%
37.5% 37.5% –
75.0%
*   Please see amendments to performance measure weightings in the
<NOM>
on page 16

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Malus and claw-back
The committee may determine that an unvested award or part of an award may not vest, or may determine that any cash bonus, vested shares, or their equivalent value in cash be returned to the Company in the event that any of the following matters is discovered:
•
A material misstatement of our results which may have caused the over allocation of cash bonus, deferred cash and deferred share allocations
•
Misconduct, including but not limited to the participant acting fraudulently or dishonestly or being in material breach of their obligations to AngloGold Ashanti as described in our Disciplinary
Code and Procedure policy, will result in the lapse of all deferred cash and deferred shares, both vested and unvested, in line with the rules of the DSP
•
Where there is an error in the calculation of any performance condition used in the calculation of the performance conditions which may have resulted in an overpayment
For details on the enhancements, see page 18 in the
<NOM>.
Remuneration scenarios at different
performance levels
The graphs alongside depict the pay mix of the executive
management team in line with the 2019 remuneration policy. The graphs alongside represent actual outcomes of the DSP detailed above at below threshold performance (which will result in zero variable pay), threshold, target and maximum performance.
Graphs alongside represent the pay mix percentage. Note that the long-term incentive (DSP deferred shares) is payable annually in five equal tranches.
REMUNERATION REPORT
CONTINUED
Section two:
Overview of remuneration policy
(continued)
Remuneration element
and link to strategy
Operation and objective
Maximum
opportunity
Performance measures
A single set of
performance objectives
are used, reviewed
and approved annually
by the committee,
based on the impact
on AngloGold Ashanti’s
performance.
At the end of each financial year, the Company and the
CEO’s performance is assessed by both the committee
and the board against the defined metrics to determine
the quantum of the cash portion and the quantum of the
deferred portion namely:
Cash portion:
Base pay x individual performance weighting x on target
cash percentage x individual performance modifier (KPIs:
1 – 5 rating)
+
Base pay x Company performance weighting x on-target
cash percentage x Company performance modifier
Deferred cash/shares:
Base pay x individual performance weighting x on target
deferred percentage x individual performance modifier
(KPIs: 1 – 5 rating)
+
Base pay x Company performance weighting x on-target
deferred percentage x Company performance modifier
The deferred shares are awarded as conditional rights to
shares with dividend equivalents.
Vesting of the deferred portion occurs over a period of
time either a two, three, or five- year period, depending on the level of the participant.
Company metrics, each with their
own weighting, are:
•
Relative total shareholder return*
•
Absolute total shareholder return*
•
All-in sustaining costs
•
Normalised cash return on equity*
•
Production
•
Ore Reserve pre-depletion
•
Mineral Resource additions
pre-depletion
•
Safety, health, environment
and community
•
People
The committee reserves the right to
apply a safety multiplier to the total
score which can detract from the
final score.
Relative total shareholder return
is measured against a carefully
selected peer group of seven
comparators recommended by the
committee and approved by the
board. The comparator group is
retained for measurement for the full
three-year review period.
Full details of the DSP metrics are
provided in the remuneration policy.
* These measures are on a trailing three-year backward-looking basis or combination of annual and three-year measures
Deferred Share Plan (DSP)
(continued)

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Below threshold
Threshold
Target
Maximum
CFO
(Rm)
Base salary     Benefits     DSP cash     DSP deferral
0 10 20 30 40 50 60
10
10
10
10
2
2
4
9
9
20
32
15
2
2
Below threshold
Threshold
Target
Maximum
Executive Committee
(Rm)
Base salary     Benefits     DSP cash     DSP deferral
0 10 20 30 40 50
8
8
8
8
1
1
3
7
7
15
25
11
1
1
Below threshold
Threshold
Target
Maximum
CFO
(%)
Base salary     Benefits     DSP cash     DSP deferral
0 20 40 60 80 100
100
47
29
20
17
36
49
55
22
25
Below threshold
Threshold
Target
Maximum
Executive Committee
(%)
Base salary     Benefits     DSP cash     DSP deferral
0 20 40 60 80 100
100
48
30
20
16
36
49
56
21
24
Pay mix for all employees is informed by market surveys. As such, the pay mix for all employees will vary depending on level, jurisdiction and the legislation in which we operate. Note that the base salary for Executive Committee members is based on the average earnings for current members.
Below threshold
Threshold
Target
Maximum
CEO
(Rm)
Base salary     Benefits     DSP cash     DSP deferral
0 30 60 90 120 150
19
19
19
19
6
6
9
19
20
40
65
32
6
6
Below threshold
Threshold
Target
Maximum
CEO
(%)
Base salary     Benefits     DSP cash     DSP deferral
0 20 40 60 80 100
100
46
29
20
18
36
47
53
24
27

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

REMUNERATION REPORT
CONTINUED
Section two:
Overview of remuneration policy
(continued)
Prior period short- and long-term incentives
As highlighted previously, with effect from January 2018, AngloGold Ashanti implemented the DSP which replaced all previous short- and long-term incentive plans. For purposes of the implementation report, which reflects the incentives payable in prior years, the following section describes the short- and long-term incentives applicable prior to 2018. The remaining awards under these plans have vested, with a final payment in March 2020.
Operation and objective
Maximum opportunity
Performance measures
Short-term incentive plan (STIP): Bonus Share Plan (BSP)
STIP metrics were defined annually and
weightings were applied to each measure.
The metrics were defined against the
objectives that most strongly drive Company
performance and were heavily weighted to
production, cost and safety.
Each metric was weighted and had a threshold,
target and stretch definition based on the
Company budget and the desired stretch targets
for the year.
The STIP was delivered as a cash element and a
deferred equity element, with 50% vesting
12 months after the date of issue and remaining
50% vesting on the 24
th
month after issue.
At the end of each financial year, AngloGold
Ashanti's and the CEO’s performances were
assessed by the committee and the board
against the defined metrics to determine the
award to be granted.
Stratum III (middle management) employees and
above, who did not participate in production
bonuses, were eligible to participate.
The deferral was intended to be delivered in
equity, but the committee retained the discretion
to deliver in cash should there be a requirement,
for example, where the shares available for
issue were below the required amount to satisfy
employee allocation needs. Participation in the
STIP was at the discretion of the committee.
CEO:
Maximum award – 200% of base salary
(cash 80% + deferred equity/cash award 120%)
Target award – 100% of base salary
(cash 40% + deferred equity/ cash award 60%)
Threshold award – 50% of base salary
(cash 20% + deferred equity/ cash award 30%)
Below threshold achievement results in a 0% payment
CFO:
Maximum award - 175% of base salary
(cash 70% + deferred equity/cash award 105%)
Target award – 87.5% of base salary
(cash 35% + deferred equity/cash award 52.5%)
Threshold award – 43.75% of base salary
(cash 17.5% + deferred equity/cash award 26.25%)
Below threshold achievement results in a 0% payment
EXCO:
Maximum award – 150% of base salary
(cash 60% + deferred equity/ cash award 90%)
Target award – 75% of base salary
(cash 30% + deferred equity/cash award 45%)
Threshold award – 37.5% of base salary
(cash 15% + deferred equity/cash award 22.5%)
Below threshold achievement results in a 0% payment.
CEO:
Performance measures:
•
70% Company objectives
•
30% individual KPIs (as
reviewed by the board)
Both Company and individual
performance are assessed over
the financial year
CFO and EXCO:
Performance measures:
•
60% Company objectives
•
40% individual KPIs (as
reviewed by the CEO)
Both Company and individual
performances are assessed over
the financial year.
The Company metrics
measured are:
•
Production
•
All-in sustaining costs
•
Adjusted free cash flow
•
Safety, health and environment
•
Ore Reserve pre-depletion
•
Project delivery/capital
expenditure
Co-Investment Plan (CIP)
The CIP was offered annually to create
shareholdings held by the executive management
team to meet their minimum shareholding
requirements (introduced in 2013). These were
implemented to achieve alignment of shareholder
and executive management team interests.
The executive management team member
invests up to 50% of their net cash bonus in
Company shares, after 12- and 24-month
periods, AngloGold Ashanti offers 150% of the
amount originally purchased by the executive,
in shares purchased on market, provided the
executive management team member remains in
employment and retains the original investment.
150% of the equity originally invested over a
deferred 24-month period
Quantum based on STIP
achievement

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Operation and objective
Maximum opportunity
Performance measures
Long-Term Incentive Plan (LTIP)
The LTIP metrics were reviewed and defined
annually in accordance with the strategy. (It is
important to note that any amendment would
be applied on a go-forward basis to newly
allocated awards with no retrospective metric
changes to existing awards).
Weightings were provided to the metrics which
must be achieved over a three-year period.
The TSR is measured against a carefully
selected peer group of 10 comparators that
was recommended by the committee and
approved by the board. The comparator group
was retained for measurement for the full
three-year review period.
The score against all relevant measures
contributed towards the percentage of total
awards that vested at the end of the
three-year period.
Only senior management from Stratum IV and
above were eligible to participate in the LTIP.
A share under the LTIP was a fully paid
ordinary share in the capital of the Company,
subject to performance vesting restrictions.
The dilution may not exceed 5% of the
Company’s ordinary share capital.
Participation in the LTIP is at the discretion of
the committee.
CEO:
Range of award – 160 – 250% of base salary
CFO:
Range of award – 140 – 200% of base salary
EXCO:
Range of award – 140 – 200% of base salary
The TSR is calculated by
the growth in capital from
purchasing a share in the
Company, assuming that
the dividends are reinvested
each time they are paid. The
TSR is then used to rank the
performance of the Company
against its competitors (Barrick,
Gold Fields, Harmony, Kinross,
Goldcorp, Newmont, Gold ETF
(World Gold Council SPDR
classification), Randgold,
Newcrest and Sibanye-
Stillwater).
The remaining 50% performance
measurement are:
•
Operational performance
(measured through, all-in cost,
project delivery and asset
optimisation)
•
Future optionality (measured
by technology innovation and
Mineral Resource and Ore
Reserve)
•
Development and attraction
and retention of people
(measured by the succession
cover ratio and talent
retention)
•
A safety multiplier applied
to the total score which can
either enhance or detract
from the final score by
20%. The safety multiplier
cannot however increase the
maximum pay-out above the
defined caps
On 18 February 2020, the committee approved that the 2017 long-term awards be settled as 50% cash settled and 50% share settled for executive management and 100% cash settled for the remaining eligible participants.
Dividends
At vesting, equivalent cash payments subject
to applicable PAYE, are provided to all
participants of the STIP and LTIP.
In line with AngloGold Ashanti's dividend
payment policy
Paid post vesting

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

REMUNERATION REPORT
CONTINUED
Section two:
Overview of remuneration policy
(continued)
Recruitment policy
When recruiting a member of the executive management team, a comparative benchmarking exercise is undertaken to determine the size, nature and complexity of the role, and skills availability in the market prior to making a competitive offer.
The following will be considered when recruiting external hires:
•
External appointments will not be paid more than what they
would have lost at their previous employer within a 12-month period. The terms of the payment will reflect the nature of the remuneration forfeited (salary, other contractual payments,
annual bonus and/or share based elements including in-flight share awards), time horizons and any performance requirements.
The committee will not offer any sign-on bonus for example, a
“golden hello”.
•
In the case of share awards forfeited they will have equivalent performance conditions unless the committee determines
otherwise.
•
The committee will also take into account both market practice and any relevant commercial factors in considering the terms of the buy-out award;
•
A time period is applied to a buy-out with a minimum claw-back
The committee has made enhancements to the recruitment policy for 2020 and details can be found on page 19 of the
<NOM>.
Termination policy
Members of the executive management team, and all permanent
employees have open-ended contracts (except where prescribed retirement ages apply) with termination periods defined in their contracts. In addition, incentive scheme rules clearly specify termination provisions by termination category. In the event of a termination, the Company has the discretion to allow the employee to either work out their notice or to pay the guaranteed pay for the stipulated notice period in lieu of notice.
Guaranteed pay includes base salary and other benefits as detailed in the table but excludes variable pay.
Reasons for termination
Voluntary
resignation
Dismissal/
termination
for cause
Normal and early retirement,
retrenchment and death
Mutual
separation
Base salary
Base pay will be paid over
the notice period or as a
lump sum
Base pay will
be paid until
employment
ceases
Base pay is paid for a defined period
based on cause and local policy
as employees have different
employment entities
Base pay will be paid over the notice
period or as a lump sum
Pension
Pension contributions
for the notice period will
be paid; any lump sum
does not include pension
contributions unless
contractually agreed
Pension
contributions
will be paid until
employment
ceases
Pension contributions will be paid until
employment ceases
Pension contributions for the notice
period will be paid; any
lump sum would not include
pension contributions unless
contractually agreed
Medical
provisions
Where applicable, medical
provision for the notice
period will be paid; any
lump sum does not include
contributions unless
contractually agreed
Medical
provision/
payment will be
provided until
employment
ceases
Medical provision/payment will be
provided until employment ceases
Where applicable, medical
provision for the notice period
will be paid; any lump sum would
not include contributions unless
contractually agreed
continued overleaf
Iduapriem

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Reasons for termination
Voluntary
resignation
Dismissal/
termination
for cause
Normal and early retirement,
retrenchment and death
Mutual
separation
Benefits
Applicable benefits may
continue to be provided
during the notice period but
will not be paid on a lump
sum basis
Benefits will
fall away when
employment
ceases
Benefits will fall away when
employment ceases
Applicable benefits may continue to
be provided during the notice period
but will not be paid on a lump sum
basis
DSP cash
bonus
Forfeit, no bonus No bonus
Discretion to pro-rate for period
worked
Discretion to pro-rate for period
worked
Deferred
cash awards
Unvested awards lapse
Unvested
awards lapse
The vesting date will be accelerated
to the date of separation and the
participant shall be entitled to receive
a pro-rated deferred cash value taking
into account the period that the
participant has been in employment
during the vesting period.
The vesting date will be accelerated
to the date of separation and the
participant shall be entitled to receive
a pro-rated deferred cash value taking
into account the period that the
participant has been in employment
during the vesting period.
Deferred
share awards
Unvested awards lapse
Unvested
awards lapse
Retrenchment and retirement (early,
normal and late):
Senior managers – upon
termination, the vesting date will be
accelerated to the date of separation
and the participant shall be entitled to
receive pro-rated shares taking into
account the period that the participant
has been in employment during the
vesting period. Vested shares may be
exercised within six months following
termination date.
Executives – upon termination of
employment, vested shares may be
exercised within six months following
termination date. The participant will
continue to hold unvested shares post
termination of employment to vest at
the original vesting date. Upon vesting
of these shares, participant has up to
six months to exercise vested shares.
Death:
All participants – upon death of an
employee, the vesting date will be
accelerated, and the participant’s
estate shall be entitled to receive the full
vested and unvested deferred shares
within 12 months from date of death.
Senior managers – upon
termination, the vesting date will be
accelerated to the date of separation
and the participant shall be entitled to
receive pro-rated shares taking into
account the period that the participant
has been in employment during the
vesting period. Vested shares may be
exercised within six months following
termination date.
Executives – upon termination of
employment, vested shares may be
exercised within six months following
termination date. The participant will
continue to hold unvested shares post
termination of employment to vest at
the original vesting date. Upon vesting
of these shares, participant has up to
six months to exercise vested shares.
(continued)

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

REMUNERATION REPORT
CONTINUED
Section two:
Overview of remuneration policy
(continued)
Minimum shareholding requirements
The committee is of the opinion that share ownership by executive management team members demonstrates their commitment to
AngloGold Ashanti's success and serves to reinforce the alignment between executive and shareholder interests. With effect from March
2013, a minimum shareholding requirement (MSR) was introduced for the executive management team.
All executive management team members are required to have a minimum shareholding in the Company as per the table below:
Within three years of appointment/from
introduction of MSR
Within six years of appointment/from
introduction of MSR
Holding
requirement
CEO
100% of net annual base salary
200% of net annual base salary
Indefinite
Executive Management Team
75% of net annual base salary
150% of net base salary
Indefinite
The following count towards an individual MSR:
•
JSE/NYSE shares purchased on the market, either directly or
indirectly, for personal reasons
•
Vested shares from AngloGold Ashanti's previous share incentive schemes (BSP and LTIP and any other historic schemes), as well as vested shares from the current DSP.
The committee has amended the MSR requirements for 2020.
Details of the changes can be found on page 22 of the
<NOM>.
Service contracts
All members of the executive management team have permanent
employment contracts which entitle them to standard group
benefits as defined by their specific region and participation in the
Company’s DSP.
South African executive management team members are paid
a portion (of up to 40%) of their remuneration offshore which is detailed under a separate contract. This reflects global roles and responsibilities and considers offshore business requirements. All such earnings are subject to tax in South Africa.
Change in control
Executive management team contracts are reviewed annually and currently continue to include a change in control provision. The change in control provision is subject to the following triggers:
•
The acquisition of all or part of AngloGold Ashanti; or
•
A number of shareholders holding less than 35% of the
Company’s issued share capital consorting to gain a majority of the board and make management decisions; and
•
Executive management team member contracts are either
terminated or their role and employment conditions are curtailed
In the event of a change in control becoming effective, the
executive management team member will in certain circumstances be subject to both the notice period and the change in control contract terms.
Executive management employment contracts provide that, in the event of their employment being terminated as a result of a change of control, the following is applicable:
I. All salary, benefits and bonuses in lieu of their notice pay;
Iduapriem

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

II. An amount equivalent to I above, and inclusive of the value of any pension contributions that would have been made by
the Company in the notice period following the termination
date (less such tax and national insurance contributions as the
Company is obliged to deduct from the sum);
III. The vesting date will be accelerated to the date of the event and the participant shall be entitled to receive pro-rated shares taking into account the period that the participant has been in employment during the vesting period.
Remuneration consultants
In line with best common practice, the committee which is
comprised solely of independent non-executive directors, engages independent consultants in relation to remuneration related matters.
The current advisor is PwC whose appointment, terms of reference and fees payable are determined solely by the committee. PwC is invited to attend all meetings of the committee and has regular access to the committee's Chairperson and members.
PwC informs and assists the committee’s deliberations by drawing on their global reach and perspective on compensation matters and trends. They brief the remuneration committee on regulatory developments in South Africa and major international markets.
They comment on technical matters, and generally opine on
the committee’s work. Each year, the committee evaluates the performance of PwC as the independent advisor and sets their fees to reflect time commitment, value added and market norms.
For the year ended on 31 December 2019, fees payable to PwC
amounted to c. R786,000 (2018: c. R432,000).
Key focus areas with which PwC assisted in 2019 were:
•
Gini co-efficient, wage differential calculations and associated benchmarking
•
Market trends, updates and best practice guidelines
•
Committee training, where required
It is the committee’s opinion that PwC has acted in an independent manner, in that they have primarily provided directional and strategic advice.
The committee also made use of the services and output of Mercer, who provided global survey data and analysis. Mercer’s charges amounted to c. R524,000 (2018: c. R472,000).
Non-executive directors’ remuneration policy
AngloGold Ashanti’s non-executive directors (NEDs) continue to be paid according to their roles. The policy is applied using the following principles:
•
A board fee is paid for the six annual board meetings and board committee members receive annual committee fees
for participation
•
Fees are reviewed annually and increases, if any, are
implemented in July. They are set using a global comparator
group which is derived from companies with similar size,
complexity and geographic spread
•
Fees have remained unchanged since 2014
•
NEDs receive a travel allowance for travel outside of their home country for site visits and board meetings
•
NEDs are not eligible to receive any short- or long-term
incentives
•
Based on market data provided by PwC in accordance with the
selected peer group, a 2% US dollar inflationary increase will be proposed to the non-executive director fee only for 2020. (Details of the proposed increase are presented on page 7 of the
<NOM>)
•
No increase will be proposed to committee fees as these remain favourably positioned against the market
Iduapriem

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

REMUNERATION REPORT
CONTINUED
Section three:
Remuneration implementation report – January to December 2019
Information regarding CEO’s remuneration
on joining AngloGold Ashanti
At the Annual General Meeting (AGM) held on 9 May 2019,
58.51% of shareholder voting supported implementation of the remuneration report compared with support of 98.31% for the
remuneration policy. This level of support necessitated engagement by the committee Chairperson with 30% of investors to better understand their perspectives and ensure that our remuneration practices and reporting reﬂect their views.
As set out in the committee Chairperson’s letter, one of the main areas for engagement with shareholders related to the sign-on terms accompanying Mr Kelvin Dushnisky’s appointment. The
Chairperson committed to providing a detailed explanation of the approach the committee took in determining the above payments, to clarify the disclosure in our 2018 report.
As previously disclosed in our 2018 Remuneration Report,
Mr Dushnisky’s payments at joining included:
•
A pro-rata sign-on cash payment of $800,000 in lieu of his
previous company’s 2018 performance year
•
A sign-on award valued at $4,200,000, made up of the following components and terms as per the tables below:
Vesting date
Value of cash sign-on bonus in US$
1 January 2019 400,000
1 January 2020 1,000,000
Total
1,400,000
Vesting date
Value of
shares (US$)
(1)
Value of
shares (ZAR)
Number of
AngloGold
Ashanti shares
1 January 2019 1,400,000 20,188,000 175,877
1 January 2020 700,000 10,094,000 87,939
1 January 2021 700,000 10,094,000 87,939
Total
2,800,000
40,376,000
351,755
(1)
Value of shares is based on award date and not vesting date
calculated on a ﬁve-day VWAP prior to Mr Dushnisky’s starting date of 1 September 2018. In accordance with the above tables, a cash payment of $400,000 was made to Mr Dushnisky on 1 January 2019 and 175,877 AngloGold Ashanti shares vested on 1 January 2019.
T
his section of the Remuneration Report explains
the implementation of the remuneration policy by
providing details of the remuneration paid
to members of the executive management team and
non-executive directors for the financial year ended
31 December 2019.
Executive management team pay
2019 saw the gold price and share price increase. Cost control remains a key imperative and the external market reﬂected
similar challenges.
On behalf of AngloGold Ashanti, Mercer conducts a biennial
bespoke survey of executive management team remuneration.
For 2019, the committee reviewed the comparator group against
AngloGold Ashanti to ensure that changes in the market had not led to variances that made the current matches inappropriate. The review consisted of a detailed analysis of companies who it was felt were appropriate for inclusion in the benchmark.
The companies included in the comparator group were ranked in terms of a number of criteria selected in areas which were, aligned with AngloGold Ashanti.
2019 Comparator benchmark group
Anglo American Platinum
Agnico Eagle Mines
Barrick Gold Corporation
B2Gold Corporation
Eldorado Gold Corporation
Evolution Mining Limited
Gold Fields Limited
IAMGOLD Corporation
Impala Platinum Holdings Limited
Kinross Gold Corporation
Newcrest Mining Limited
Newmont / Goldcorp
Sibanye-Stillwater Limited
South32
Yamana Gold Incorporated

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Cash payment ($800,000)
The sign-on cash payment of $800,000 was in lieu of the annual bonus which Mr Dushnisky was eligible for from his previous
employer, Barrick Gold, but would ordinarily have been forfeited on termination of his employment. Notwithstanding his departure, the
Remuneration Committee of Barrick Gold exercised their discretion to make an incentive payment to Mr Dushnisky post the cessation of his employment for the ﬂexibility shown by him regarding his departure date and the delivery of agreed matters of strategic importance as disclosed in the Barrick Gold 2019 Information Circular published in
March 2019 relating to the ﬁnancial year ending 31 December 2018.
In light of this, Mr. Dushnisky has voluntarily repaid the $800,000 sign-on cash payment to the Company.
Sign-on payment ($4,200,000)
While the payment of $4.2m was disclosed in the 2018
Remuneration report, it was incorrectly described as a share buy-
out. The correct position is that, at the time of the negotiations,
Mr Dushnisky expected corporate activity under discussion at the time by his former employer that would entitle him to a substantial contractual severance payment. He was prepared to wait for this activity to materialise and for the payment to become due, after which time he would join AngloGold Ashanti.
However, in light of AngloGold Ashanti’s requirement that he start immediately after the departure of the former CEO, the parties agreed to a value that took into account Mr Dushnisky’s expected loss of compensation and his willingness to start at the earlier date.
Annual salary review
In 2019, the January annual increases resulted in each member of the executive management team receiving an increase in line with the CPI in their respective jurisdictions. This is in line with increases for all AngloGold Ashanti employees. The respective CPI increases applicable to the executive management team were as follows:
Region
Increase
Australia 3.0%
South Africa 5.7%
USA 2.5%
Executive movements
In 2019, the following executive management team
members retired:
•
Mr Charles Carter, Executive Vice President: Strategy, on
31 March 2019
•
Mr Chris Sheppard, Chief Operating Ofﬁcer: South Africa on
15 March 2019
•
Mr David Noko, Executive Vice President: Group Sustainable
Development, on 28 February 2019
All retirees received the standard payments as per the retirement policies in place at AngloGold Ashanti.
Mr Sicelo Ntuli was appointed Executive Vice President: Chief
Operating Ofﬁcer: Africa Operations, and Mr Stewart Bailey was
appointed Executive Vice President: Corporate Affairs, effective
1 January 2019. Both were internal promotions, conﬁrming our commitment to succession planning and developing internal talent.
Mr Pierre Chenard was appointed Executive Vice President:
Strategy and Corporate Development, on the following terms:
•
Base pay: R8,380,580 per annum
•
Medical aid insurance through BUPA
•
International pension scheme membership
•
A sign-on award, which Mr Chenard received on appointment
for compensation forfeited from his previous employer. This was based on the fair value of unvested share awards which lapsed on the cessation of his employment and other remuneration
and beneﬁts as detailed below. The buy-out award for Mr
Chenard took into account the proportionate achievement of the relevant performance conditions and the time elapsed from the date of grant under the terms of the former employer's share scheme. As such, it was concluded that the buy-out award
featured no further corporate performance conditions other than new time-based vesting conditions.
Vesting date
Value of cash sign-on
bonus in US$
Value of cash sign-on
bonus in ZAR
1 April 2019 225,000 3,165,000
1 April 2020 225,000 3,165,000
Total
450,000
6,330,000
Vesting date
Value of
shares
in US$
(1)
Value of
shares
in ZAR
Number of
AngloGold
Ashanti shares
1 April 2020 450,000 6,513,255 32,475
1 April 2021 450,000 6,513,255 32,476
Total
900,000
13,026,510
64,951
(1)
Value of shares is based on award date and not vesting date
calculated on a ﬁve-day VWAP prior to Mr Chenard’s starting date of
1 April 2019. In accordance with the above tables a cash payment of R3,165,000 was made to Mr Chenard on start date, 1 April 2019.
Shares will vest in accordance with the JSE Listings Requirements.
The table overleaf represents the executive management team’s remuneration for 2019 and 2018. It comprises an overview of all the pay elements received by the executive management team for the
12-month periods ended 31 December 2019 and 31 December
2018 respectively.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

REMUNERATION REPORT
CONTINUED
Section three:
Remuneration implementation report – January to December 2019
(continued)
Single total ﬁgure remuneration
Base salary
Pension
scheme beneﬁts
Once-off
relocation costs
Cash in lieu of
dividends
ZAR
denominated
portion
US$/AUD
denominated
portion
(1)
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
Executive directors
KPM Dushnisky
2019
–
18,608
4,648
2,726
142
2018
–
5,740
1,421
–
–
KC Ramon
2019
5,585
3,981
779
–
194
2018
5,246
3,446
725
–
124
Total executive directors
2019
5,585
22,589
5,427
2,726
336
2018
5,246
9,186
2,146
–
124
Prescribed ofﬁcers
SD Bailey
2019
3,879
2,560
–
–
37
2018
–
–
–
–
–
CE Carter
(6)
2019
–
2,791
5,524
–
–
2018
–
9,557
1,381
–
131
PD Chenard
(5) (7)
2019
2,933
3,900
–
1,270
–
2018
–
–
–
–
–
GJ Ehm
2019
–
9,074
251
–
163
2018
–
8,693
248
–
116
L Eybers
2019
1,377
7,945
251
1,135
64
2018
4,795
3,151
248
–
37
DC Noko
(6)
2019
869
396
117
–
17
2018
4,931
2,083
658
–
92
S Ntuli
2019
4,607
2,871
631
–
36
2018
–
–
–
–
–
ME Sanz Perez
2019
4,481
3,184
958
–
169
2018
4,196
2,757
869
–
88
CB Sheppard
(6)
2019
1,159
528
160
–
169
2018
5,213
2,202
696
–
40
TR Sibisi
2019
4,944
2,337
910
–
158
2018
4,778
1,569
793
–
19
Total prescribed ofﬁcers
2019
24,249
35,586
8,802
2,405
813
2018
23,913
30,012
4,893
–
523
(1)
Salary denominated in US$/AUD for global roles and responsibilities converted to ZAR on payment date.
(2)
Other beneﬁts include health care, group personal accident, disability, funeral cover, accommodation allowance, airfare and surplus leave encashed. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.
(3)
The fair value of the DSP comprises a cash bonus and share awards for the year ended 31 December 2019 with the cash bonus payable in February 2020 and the share awards allocated in February 2020, vesting over a ﬁve-year period in equal tranches.
(4)
The fair value of the CSLTIP granted in 2017 with a three-year performance period ended 31 December 2019. The awards vested on 1 March 2020.
Executive directors’ and prescribed ofﬁcers’ remuneration
The tables below illustrate the single total ﬁgure of remuneration and the total cash equivalent received reconciliation of executive directors and prescribed ofﬁcers as prescribed by King IV. They provide an overview of all the pay elements available to the executive management team for the year ended 31 December 2019.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Other
beneﬁts
(2)
Awards earned during the period reﬂected but not yet settled
Single total ﬁgure remuneration
DSP
awards
(3)
CSLTIP
awards
(4)
Sign-on awards
granted
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
US$ '000
(8)
2,578
61,842
–
–
90,544
6,268
127
19,586
–
73,400
100,274
7,570
893
29,135
33,064
–
73,631
5,097
1,038
26,097
10,316
–
46,992
3,547
3,471
90,977
33,064
–
164,175
11,365
1,165
45,683
10,316
73,400
147,266
11,117
1,160
18,087
5,917
–
31,640
2,190
–
–
–
–
–
–
2,277
–
–
–
10,592
733
855
27,026
10,316
–
49,266
3,719
1,729
18,362
–
19,356
47,550
3,292
–
–
–
–
–
–
611
25,329
33,064
–
68,492
4,742
578
23,577
10,316
–
43,528
3,286
2,310
25,054
29,160
–
67,296
4,659
1,333
21,985
1,719
–
33,268
2,511
1,110
–
–
–
2,509
174
314
19,307
10,316
–
37,701
2,846
343
21,041
7,526
–
37,055
2,565
–
–
–
–
–
–
68
20,567
26,447
–
55,874
3,868
62
19,238
10,316
–
37,526
2,833
830
–
–
–
2,846
197
349
20,410
10,316
–
39,226
2,961
61
19,638
22,713
–
50,761
3,514
94
18,183
10,316
–
35,752
2,699
10,499
148,078
124,827
19,356
374,615
25,934
3,585
149,726
63,615
–
276,267
20,855
Reﬂected
In respect of the DSP and LTIP plans, remuneration is reﬂected when performance conditions have been met during the reporting period.
Settled
This refers to remuneration that has been included in prior reporting periods and has now become payable (may not yet have been
paid) to the executive in the current period.
(5)
PD Chenard was awarded a sign-on award of ZAR19,356m at start date,1 April 2019, of which ZAR6.33m will be settled in cash with 50% payable upfront, the balance on 1 April 2020 and ZAR13,026m will be settled in shares to vest over a two-year period in equal tranches in accordance with the JSE Listing
Requirements.
(6)
All salary payments (including salary, performance related payments, pension and other beneﬁts) for CE Carter (retired 28 March 2019), DC Noko
(retired 28 February 2019) and CB Sheppard (retired 15 March 2019) are pro-rated in accordance with their retirement dates.
(7)
All salary payments (including salary, performance related payments, pension and other beneﬁts) for PD Chenard are pro-rated in accordance with his start date, 1 April 2019.
(8)
Convenience conversion to US$ at the year-to-date average exchange rate of $1:R14.445 (2018: $1:R13.247).
The following are deﬁnitions of terminology used in the adoption of the reporting requirements under King IV:

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

REMUNERATION REPORT
CONTINUED
Section three:
Remuneration implementation report – January to December 2019
(continued)
Total cash equivalent received reconciliation
Awards earned during the period reﬂected but
not yet settled
BSP, CIP and LTIP share awards settled
Single
total ﬁgure
remuneration
DSP awards
(1)
CSLTIP
awards
(2)
Sign-on
awards
granted
DSP 2018
cash portion
settled
Grant fair
value
(4)
Market
movement
since grant
date
(4)
Vesting fair
value
(4)
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
Executive directors
KPM Dushnisky
2019
90,544
(61,842)
–
–
7,119
–
–
–
2018
100,274
(19,586)
–
(73,400)
–
–
–
–
KC Ramon
2019
73,631
(29,135)
(33,064)
–
8,378
21,504
2,849
24,353
2018
46,992
(26,097)
(10,316)
–
4,607
14,843
(4,384)
10,459
Total executive directors
2019
164,175
(90,977)
(33,064)
–
15,497
21,504
2,849
24,353
2018
147,266
(45,683)
(10,316)
(73,400)
4,607
14,843
(4,384)
10,459
Prescribed ofﬁcers
SD Bailey
2019
31,640
(18,087)
(5,917)
–
2,613
4,066
724
4,789
2018
–
–
–
–
–
–
–
–
CE Carter
2019
10,592
–
–
–
8,778
26,276
3,913
30,188
2018
49,266
(27,026)
(10,316)
–
4,411
13,804
(4,079)
9,725
PD Chenard
(3)
2019
47,550
(18,362)
–
(16,191)
–
–
–
–
2018
–
–
–
–
–
–
–
–
GJ Ehm
2019
68,492
(25,329)
(33,064)
–
7,113
19,622
(198)
19,424
2018
43,528
(23,577)
(10,316)
–
4,116
13,163
(3,723)
9,439
L Eybers
2019
67,296
(25,054)
(29,160)
–
6,701
7,463
2,825
10,289
2018
33,268
(21,985)
(1,719)
–
3,691
4,466
(1,389)
3,077
DC Noko
2019
2,509
–
–
–
5,851
24,906
4,316
29,222
2018
37,701
(19,307)
(10,316)
–
3,173
10,712
(2,943)
7,769
S Ntuli
2019
37,055
(21,041)
(7,526)
–
3,269
3,956
1,046
5,002
2018
–
–
–
–
–
–
–
–
ME Sanz Perez
2019
55,874
(20,567)
(26,447)
–
5,864
18,839
1,460
20,299
2018
37,526
(19,238)
(10,316)
–
3,159
10,181
(2,774)
7,407
CB Sheppard
2019
2,846
–
–
–
6,186
25,446
4,338
29,783
2018
39,226
(20,410)
(10,316)
–
3,354
4,737
(1,406)
3,331
TR Sibisi
2019
50,761
(19,638)
(22,713)
–
5,495
17,709
876
18,585
2018
35,753
(18,183)
(10,316)
–
2,886
2,251
(652)
1,599
Total prescribed ofﬁcers
2019
374,615
(148,078)
(124,827)
(16,191)
51,870
148,283
19,300
167,581
2018
276,267
(149,726)
(63,615)
–
24,790
59,314
(16,966)
42,347
(1)
The fair value of the DSP comprises a cash bonus and share awards for the year ended 31 December 2019 with the cash bonus payable in February 2020 and the share awards allocated in February 2020, vesting over a ﬁve-year period in equal tranches.
(2)
The fair value of the CSLTIP granted in 2017 with a three-year performance period ending 31 December 2019. The awards vested on 1 March 2020.
(3)
PD Chenard was awarded a sign-on award of ZAR19,356m at start date,1 April 2019, of which ZAR6.33m will be settled in cash with 50% payable upfront, the balance on 1 April 2020 and ZAR13,026m will be settled in shares to vest over a two-year period in equal tranches in accordance with the JSE Listing
Requirements.
(4)
Reﬂects the sum of all the grant fair value, the sum of all the share price movements since grant to vesting date and the sum of all the vesting fair value for the vested CSLTIP 2016, vested BSP 2017 and 2018, vested CIP 2017 and 2018 vested sign-on share awards and difference in the currency movements for the vested sign-on cash settled award. These values include awards vested early for CE Carter, DC Noko and CB Sheppard in accordance with their retirement dates as per as per scheme rules.
(5)
Convenience conversion to US$ at the year-to-date average exchange rate of $1:R14.445 (2018: $1:R13.247).
Details of the share incentive scheme awards follow.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Sign-on cash settled
Sign-on shares settled
Total cash equivalent
received reconciliation
Grant fair value
(4)
Currency
movement since
grant date
(4)
Settlement fair
value
(4)
Grant fair value
(4)
Market movement
since grant date
(4)
Vesting fair
value
(4)
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
ZAR '000
US$ '000
(5)
17,616
(1,010)
16,606
20,188
18,357
38,545
90,972
6,298
–
–
–
–
–
–
7,288
550
–
–
–
–
–
–
44,163
3,057
–
–
–
–
–
–
25,645
1,936
17,616
(1,010)
16,606
20,188
18,357
38,545
135,135
9,355
–
–
32,933
2,486
–
–
–
–
–
15,038
1,041
–
–
–
–
–
–
–
–
–
–
–
–
49,558
3,431
–
–
–
–
–
26,060
1,967
–
–
–
–
–
12,997
900
–
–
–
–
–
–
–
–
–
–
–
–
36,636
2,536
–
–
–
–
–
23,190
1,751
–
–
–
–
–
30,072
2,082
–
–
–
–
–
16,332
1,233
–
–
–
–
–
37,582
2,602
–
–
–
–
–
19,020
1,436
–
–
–
–
–
16,759
1,160
–
–
–
–
–
–
–
–
–
–
–
–
35,023
2,425
–
–
–
–
–
18,538
1,399
–
–
–
–
–
38,815
2,687
–
–
–
–
–
15,185
1,146
–
–
–
–
–
32,490
2,249
–
–
–
–
–
11,739
886
–
–
–
–
–
304,970
21,113
–
–
–
–
–
130,064
9,818

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

REMUNERATION REPORT
CONTINUED
Section three:
Remuneration implementation report – January to December 2019
(continued)
Number of unvested awards and movement during the reporting period
Sign-on share awards
Balance at
1 January
Granted
Vested,
deemed
settled
Forfeited/
lapsed
Balance at
31 December
Fair value
of granted
awards
(1)
Fair value
of vested
awards
(2)
Fair value
of unvested
awards at
31 December
(3)
ZAR '000
ZAR '000
ZAR '000
Executive directors
KPM Dushnisky
2019
351,755
–
175,877
–
175,878
–
38,545
55,665
2018 – 351,755 – – 351,755 40,376 – 63,931
Total executive
directors
2019
351,755
–
175,877
–
175,878
–
38,545
55,665
2018 – 351,755 – – 351,755 40,376 – 63,931
Prescribed ofﬁcers
PD Chenard
2019
–
64,951
–
–
64,951
13,026
–
20,557
2018 – – – – – – –
Total prescribed
ofﬁcers
2019
–
64,951
–
–
64,951
13,026
–
20,557
2018 – – – – – – – –
Total sign-on
share awards
2019
351,755
64,951
175,877
–
240,829
13,026
38,545
76,222
2018 – 351,755 – – 351,755 40,376 – 63,931
(1)
The fair value of granted awards represents the value of awards, calculated using a ﬁve business-day volume weighted average share price prior to grant date. The share awards were granted on start date and will vest over a two-year period in equal tranches in accordance with the JSE Listing
Requirements.
(2)
The fair value of KPM Dushnisky's vested awards represents the value received on settlement dates, 20 and 21 February 2019.
(3)
The fair value of unvested awards is calculated using the closing share price as at 31 December.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Number of unvested awards and movement during the reporting period
continued
Balance at
1 January
2019
Granted
Vested,
deemed
settled
Forfeited/
lapsed
Balance at
31 December
2019
Fair value
of granted
awards
(1)
Fair value
of vested
awards
(2)
Fair value
of unvested
awards at
31 December
2019
(3)
DSP awards
ZAR '000
ZAR '000
ZAR '000
Executive directors
KPM Dushnisky
–
67,742
–
–
67,742
13,848
–
21,440
KC Ramon
–
89,782
–
–
89,782
18,353
–
28,416
Total executive directors
–
157,524
–
–
157,524
32,201
–
49,856
Prescribed ofﬁcers
SD Bailey
–
19,196
–
–
19,196
3,924
–
6,076
CE Carter
–
98,451
–
–
98,451
20,125
–
31,160
PD Chenard
–
–
–
–
–
–
–
–
GJ Ehm
–
82,037
–
–
82,037
16,770
–
25,965
L Eybers
–
77,380
–
–
77,380
15,818
–
24,491
DC Noko
–
67,548
–
–
67,548
13,808
–
21,379
S Ntuli
–
24,006
–
–
24,006
4,907
–
7,598
ME Sanz Perez
–
67,712
–
–
67,712
13,842
–
21,431
CB Sheppard
–
71,409
–
–
71,409
14,597
–
22,601
TR Sibisi
–
63,424
–
–
63,424
12,965
–
20,074
Total prescribed ofﬁcers
–
571,163
–
–
571,163
116,756
–
180,775
Other management
–
940,504
14,623
55,208
870,673
192,258
4,269
275,568
Total DSP awards
–
1,669,191
14,623
55,208
1,599,360
341,215
4,269
506,199
(1)
The fair value of granted awards represents the value of awards, calculated using a ﬁve business day volume weighted average share price prior to grant date, 21 February 2019.
(2)
The fair value of vested awards represents the value deemed received on settlement date.
(3)
The fair value of unvested awards is calculated using the closing share price as at 31 December 2019.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

REMUNERATION REPORT
CONTINUED
Section three:
Remuneration implementation report – January to December 2019
(continued)
Number of unvested awards and movement during the reporting period continued
Balance at
1 January
Granted
Vested,
deemed
settled
Forfeited/
lapsed
Balance at
31 December
Fair value
of granted
awards
(1)
Fair value
of vested
awards
(2)
Fair value of
unvested awards
at 31 December
(3)
BSP awards
ZAR '000
ZAR '000
ZAR '000
Executive directors
KPM Dushnisky
2019
–
–
–
–
–
–
–
–
2018
–
–
–
–
–
–
–
–
KC Ramon
2019
77,073
–
49,256
–
27,817
–
10,034
8,804
2018
58,040
55,634
36,601
–
77,073
6,628
3,922
14,008
Total executive directors
2019
77,073
–
49,256
–
27,817
–
10,034
8,804
2018
58,040
55,634
36,601
–
77,073
6,628
3,922
14,008
Prescribed ofﬁcers
SD Bailey
2019
22,549
–
14,243
–
8,306
–
2,903
2,629
2018
–
–
–
–
–
–
–
–
CE Carter
(4)
2019
67,173
–
58,055
9,118
–
–
11,664
–
2018
56,933
47,873
37,633
–
67,173
5,704
4,033
12,209
PD Chenard
2019
–
–
–
–
–
–
–
–
2018
–
–
–
–
–
–
–
–
GJ Ehm
2019
62,783
–
39,786
–
22,997
–
8,109
7,279
2018
49,381
45,993
32,591
–
62,783
5,480
3,492
11,411
L Eybers
2019
53,626
–
31,338
–
22,288
–
6,419
7,054
2018
23,627
44,575
14,576
–
53,626
5,311
1,562
9,747
DC Noko
(4)
2019
52,531
–
44,415
8,116
–
–
9,070
–
2018
37,666
38,718
23,853
–
52,531
4,613
2,556
9,548
S Ntuli
2019
28,221
–
17,584
–
10,637
–
3,587
3,367
2018
–
–
–
–
–
–
–
–
ME Sanz Perez
2019
52,842
–
33,770
–
19,072
–
6,879
6,036
2018
39,394
38,143
24,695
–
52,842
4,544
2,646
9,604
CB Sheppard
(4)
2019
55,534
–
47,374
8,160
–
–
9,584
–
2018
34,281
40,931
19,678
–
55,534
4,877
2,109
10,093
TR Sibisi
2019
47,221
–
29,516
–
17,705
–
6,021
5,604
2018
23,621
35,410
11,810
–
47,221
4,219
1,266
8,582
Total prescribed ofﬁcers
2019
442,480
–
316,081
25,394
101,005
–
64,236
31,969
2018
264,903
291,643
164,836
–
391,710
34,748
17,664
71,194
Other management
2019
2,482,900
–
1,595,362
70,586
816,952
–
321,706
258,565
2018
2,276,381
2,170,797
1,554,165
359,343
2,533,670
258,629
166,752
460,495
Total BSP awards
2019
3,002,453
–
1,960,699
95,980
945,774
–
395,976
299,338
2018
2,599,324
2,518,074
1,755,602
359,343
3,002,453
300,005
188,338
545,697
(1)
The fair value of granted awards represents the value of awards, calculated using a ﬁve business-day volume weighted average share price prior to grant date. Closed scheme, no awards granted in 2019.
(2)
The fair value of vested awards represents the value deemed received on settlement date.
(3)
The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4)
Includes awards vested early and lapsed for CE Carter, DC Noko and CB Sheppard in accordance with their retirement dates, as per scheme rules.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Number of unvested awards and movement during the reporting period continued
Balance at
1 January
Granted
Matched
Forfeited/
lapsed
Balance at
31 December
Fair value
of granted
awards
(1)
Fair value
of matched
awards
(2)
Fair value of
unvested awards
at 31 December
(3)
CIP awards
ZAR '000
ZAR '000
ZAR '000
Executive directors
KPM Dushnisky
2019
–
–
–
–
–
–
–
–
2018
–
–
–
–
–
–
–
–
KC Ramon
2019
23,270
–
14,795
–
8,475
–
3,004
2,682
2018
17,817
16,950
11,497
–
23,270
1,889
1,304
4,229
Total executive directors
2019
23,270
–
14,795
–
8,475
–
3,004
2,682
2018
17,817
16,950
11,497
–
23,270
1,889
1,304
4,229
Prescribed ofﬁcers
SD Bailey
2019
–
–
–
–
–
–
–
–
2018
–
–
–
–
–
–
–
–
CE Carter
2019
949
–
949
–
–
–
175
–
2018
1,897
–
948
–
949
–
107
172
PD Chenard
2019
–
–
–
–
–
–
–
–
2018
–
–
–
–
–
–
–
–
GJ Ehm
(4)
2019
16,500
–
–
16 500
–
–
–
–
2018
9,000
12,000
4,500
–
16,500
1,379
505
2,999
L Eybers
2019
16,788
–
10,198
–
6,590
–
1,983
2,086
2018
7,218
13,179
3,609
–
16,788
1,501
394
3,051
DC Noko
(5)
2019
15,370
–
15,370
–
–
–
2 974
–
2018
12,929
10,606
8,165
–
15,370
1,195
930
2,793
S Ntuli
2019
–
–
–
–
–
–
–
–
2018
–
–
–
–
–
–
–
–
ME Sanz Perez
2019
16,039
–
10,297
–
5,742
–
2,104
1,817
2018
9,109
11,484
4,554
–
16,039
1,298
496
2,915
CB Sheppard
(5)
2019
14,358
–
14,358
–
–
–
2,855
–
2018
8,016
10,350
4,008
–
14,358
1,121
442
2,610
TR Sibisi
2019
9,304
–
6,184
–
3,120
–
1,249
987
2018
6,127
6,240
3,063
–
9,304
676
334
1,691
Total prescribed ofﬁcers
2019
89,308
–
57,356
16,500
15,452
–
11,340
4,890
2018
54,296
63,859
28,847
–
89,308
7,170
3,208
16,231
Other management
2019
–
–
–
–
–
–
–
–
2018
–
–
–
–
–
–
–
–
Total CIP awards
2019
112,578
–
72,151
16,500
23,927
–
14,344
7,572
2018
72,113
80,809
40,344
–
112,578
9,059
4,512
20,460
(1)
The fair value of granted awards represents the value of awards, calculated using the original investment share price on purchase date. Closed scheme, no awards granted in 2019.
(2)
The fair value of matched awards represents the value received on settlement dates.
(3)
The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4)
These awards lapsed for GJ Ehm, in line with the rules of the scheme.
(5)
Includes awards vested early for DC Noko and CB Sheppard in accordance with their retirement dates, as per scheme rules.

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

REMUNERATION REPORT
CONTINUED
Section three:
Remuneration implementation report – January to December 2019
(continued)
Number of unvested awards and movement during the reporting period continued
LTIP awards
Balance at
1 January
Granted
Vested,
deemed
settled
Forfeited/
lapsed
Balance at
31 December
Fair value
of granted
awards
(1)
Fair value
of vested
awards
(2)
Fair value
of unvested
awards at
31 December
(3)
ZAR '000
ZAR '000
ZAR '000
Executive directors
KPM Dushnisky
2019
–
–
–
–
–
–
–
–
2018
–
–
–
–
–
–
–
–
KC Ramon
2019
230,595
–
56,760
63,240
110,595
–
11,315
35,003
2018
345,232
–
47,047
67,590
230,595
–
5,232
41,911
Total executive directors
2019
230,595
–
56,760
63,240
110,595
–
11,315
35,003
2018
345,232
–
47,047
67,590
230,595
–
5,232
41,911
Prescribed ofﬁcers
SD Bailey
2019
39,793
–
9,460
10,540
19,793
–
1,886
6,264
2018
–
–
–
–
–
–
–
–
CE Carter
(4)
2019
230,595
–
93,205
137,390
–
–
18,349
–
2018
352,962
–
50,219
72,148
230,595
–
5,585
41,911
PD Chenard
2019
–
–
–
–
–
–
–
–
2018
–
–
–
–
–
–
–
–
GJ Ehm
2019
230,595
–
56,760
63,240
110,595
–
11,315
35,003
2018
349,831
–
48,934
70,302
230,595
–
5,442
41,911
L Eybers
2019
117,535
–
9,460
10,540
97,535
–
1,886
30,870
2018
142,113
–
10,086
14,492
117,535
–
1,122
21,362
DC Noko
(4)
2019
208,850
–
85,036
123,814
–
–
17,178
–
2018
302,693
–
38,513
55,330
208,850
–
4,283
37,958
S Ntuli
2019
40,173
–
7,095
7,905
25,173
–
1,414
7,967
2018
–
–
–
–
–
–
–
–
ME Sanz Perez
2019
208,463
–
56,760
63,240
88,463
–
11,315
27,999
2018
301,898
–
38,345
55,090
208,463
–
4,264
37,888
CB Sheppard
(4)
2019
213,928
–
87,220
126,708
–
–
17,344
–
2018
231,328
–
7,140
10,260
213,928
–
780
38,881
TR Sibisi
2019
195,971
–
56,760
63,240
75,971
–
11,315
24,045
2018
195,971
–
–
–
195,971
–
–
35,618
Total prescribed ofﬁcers
2019
1,485,903
–
461,756
606,617
417,530
–
92,002
132,148
2018
1,876,796
–
193,237
277,622
1,405,937
–
21,476
255,529
Other management
2019
2,099,263
–
510,922
635,904
952,437
–
101,852
301,446
2018
4,266,105
–
634,493
1,452,383
2,179,229
–
70,562
396,075
Total LTIP awards
2019
3,815,761
–
1,029,438
1,305,761
1,480,562
–
205,169
468,597
2018
6,488,133
–
874,777
1,797,595
3,815,761
–
97,270
693,515
(1)
The fair value of granted awards represents the value of awards, calculated using a ﬁve business-day volume weighted average share price prior to grant date. Closed scheme, no awards granted in 2019.
(2)
The fair value of vested awards represents the value deemed received on settlement date.
(3)
The fair value of unvested awards is calculated using the closing share price as at 31 December.
(4)
Includes awards vested early and lapsed for CE Carter, DC Noko and CB Sheppard in accordance with their retirement dates, as per scheme rules.

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Minimum shareholding requirements
For the purposes of the MSR calculation, only fully owned and vested awards will count towards the determination of the MSR.
Executive
Six-year target
achievement date
MSR holding as at
31 December 2019
as a percentage
of net base pay
Three -year MSR target
achievement percentage
Six-year MSR target
achievement percentage
Executive directors
KPM Dushnisky March 2024 279 100 200
KC Ramon March 2021 507 75 150
Prescribed ofﬁcers
SD Bailey
(1)
March 2025 81 75 150
PD Chenard
(2)
March 2026 0 75 150
GJ Ehm March 2019 321 75 150
L Eybers March 2023 169 75 150
S Ntuli
(1)
March 2025 34 75 150
ME Sanz Perez March 2019 532 75 150
TR Sibisi March 2022 155 75 150
(1)
Appointed prescribed ofﬁcer with effect from 1 January 2019 and the three-year MSR achievement is only due in March 2022.
(2)
Appointed prescribed ofﬁcer with effect from 1 April 2019 and the three-year MSR achievement is only due in March 2023.
DSP performance outcomes
The DSP measures resulted in an achievement of 103.25% out of 100%.
The table below summarises AngloGold Ashanti’s remuneration metrics, their weightings, and performance against these metrics applicable to the DSP during 2019:
DSP performance measure
Weighting
Threshold
measures
Target measures
Stretch measures
Actual
achievement
2019
achievement %
Financial
Measures
Relative total
shareholder return
10.00%
Median TSR of
comparators
Halfway between
median and
upper quartile
Upper quartile
TSR of
comparators
18.88% 15.00%
Absolute total
shareholder return
10.00%
US$ COE US$ COE + 2% US$ COE + 6% 18.88% 15.00%
Normalised cash return
on equity (nCROE)
15.00%
US$ COE US$ COE + 2% US$ COE + 6% 14.00% 22.50%
Production 12.50% 3.280Moz 3.350Moz 3.420Moz 3.280Moz 6.34%
All-in-sustaining costs 15.00% US$998/oz US$983/oz US$968/oz US$991/oz 10.90%
Future
Optionality
Ore Reserve additions
(pre-depletion, asset
sales, mergers and
acquisitions)
6.25%
Plus 0.9Moz Plus 1.7Moz Plus 2.6Moz Plus 3.34Moz 9.38%
Mineral Resource
(pre-depletion, asset
sales, mergers and
acquisitions)
6.25%
Plus 2.8Moz Plus 5.7Moz Plus 8.5Moz Plus 1.11Moz 0.00%

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

DSP performance measure
Weighting
Threshold
measures
Target measures
Stretch measures
Actual
achievement
2019
achievement %
Safety,
health,
environment
and
community
AIFR – three-year
rolling average
4.00% 5%
performance
improvement
(4.57)
10%
performance
improvement
(4.33)
15%
performance
improvement
(4.09)
3.31 6.00%
Major hazard
management critical
control percentage
compliance
4.00%
90% of major
hazards
identiﬁed,
assessed and
controlled.
92.5% of
major hazards
identiﬁed,
assessed and
controlled.
95% of major
hazards
identiﬁed,
assessed and
controlled.
98.47% 6.00%
Health – site compliance
to the global safety
standards on
organisational health,
wellness and ﬁtness for
work standard
1.50%
90%
compliance
95% compliance
100%
compliance
99.27%
compliance 2.14%
Completion of risk
assessments per region,
including identiﬁcation
of critical controls and
actions managed to
closure
1.50%
1 2 3
21
Assessments
completed
group wide 2.25%
Number of reportable
environmental incidents
at operating mines
3.00%
2 1 0 3 0.00%
Greenhouse gas
emissions intensity
at gold producing
operations, measured in
Kg CO
2
e/tonne
2.00%
7.171 7.150 7.121 7.69 0.00%
Community: number of
human rights violations
1.50% (0.3)% off base (0.6)% off base (1)% off base
0 2.25%
2 human
rights violations
1 human rights
violations
0 human rights
violations
Number of business
disruptions as a result of
community unrest
2.50%
5 3 1 23 0.00%
Core value:
People
Strategic coverage ratio 2.00%
1:1.375 1:1.5 1:1.75 1:1.375 1.00%
Key staff retention 2.00% 85% pa 90% pa 95% pa 95.5% 3.00%
Gender diversity 1.00%
13% female
representation
15% female
representation
17% female
representation
19.27% 1.50%
Total
100%
103.25%
REMUNERATION REPORT
CONTINUED
Section three:
Remuneration implementation report – January to December 2019
(continued)

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Vesting outcomes of the 2017 LTIP awards
The table below summarises AngloGold Ashanti’s 2017 LTIP metrics, their weightings and performance against these metrics, which vested in March 2020:
2017 LTIP performance measure
% weighting
% achievement
Relative total shareholder return (TSR) 15% 15.00%
Absolute total shareholder return (TSR) 15% 15.00%
nCroe 20% 20.00%
Portfolio optimisation (20%)
– Project delivery 10% 3.74%
– Asset optimisation 10% 7.06%
Future optionality (20%)
– Mineral Resource 10% 0%
– Ore Reserve 5% 5%
– Colombia 5% 5%
Core value: People (10%)
– Strategic coverage ratio 5% 5%
– Retention of top talent pool 5% 5%
Sub-total
100%
80.80%
Multiplier ±20% 16.90%
Core value: Safety
– Percent compliance with AngloGold Ashanti safety standards
TOTAL
100%
94.46%
For comparison purposes, the historical LTIP performance achievements are indicated as follows:
Historical LTIP performance achievement
2012
2013
2014
2015
2016
37.4% 32.4% 26.1% 41.04% 47.3%

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Total remuneration outcomes – Kelvin Dushnisky, Chief Executive Ofﬁcer
Start date: 1 September 2018
Notice period: 12 months
Change in control
(as described in the Remuneration Policy section “Change in control” on page
): 12 months
Total actual pay for Mr Dushnisky in 2019, which could result from the remuneration policy stated above, is shown in relation to target and maximum earning potential.
Maximum DSP cash bonus opportunity: 150% Final cash bonus result: 109.8%
Maximum DSP share awards opportunity: 300% Final share award result: 219.6%
Total DSP opportunity: 450% (as % of base pay)
Final DSP result for 2019: 329.4%
(as % of base pay)
Maximum
Target
Actual earnings
CEO
(%)
Base salary     Benefits          DSP cash         DSP deferral
0 30 60 90 120 150
19
19
19
6
6
6
32
65
20
40
21
41
REMUNERATION REPORT
CONTINUED
Section three:
Remuneration implementation report – January to December 2019
(continued)

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

CEO – Key objectives and achievements 2019
Key performance
indicators
Achievements
Safety (20%)
•
Achieved record AIFR in the history of the Company, delivering a 31% improvement on 2018
•
Achieved the target of zero fatalities for the year, a ﬁrst in the Company’s history
•
Maintained a strong culture of safety, driven by the Company’s core values
Market guidance
(15%)
•
Achieved 2019 full year production, cost and capital guidance, despite several unpredicted externalities and operating challenges (e.g. Brumadinho TSF failure in Brazil)
•
Achieved record production at Kibali, Tropicana and Iduapriem; Geita delivered highest production in 14 years
Obuasi
redevelopment
project (15%)
•
Delivered ﬁrst gold pour at Obuasi on time and within budget, and with strong support of key stakeholders
Colombia strategy
(5%)
•
Reached an agreement with B2Gold to assume operatorship and advance feasibility studies at Gramalote in Colombia
•
Successfully divested of unwanted Colombian exploration tenements, reducing liabilities and annual holding costs
•
Advanced feasibility study activities for Quebradona which includes project permitting and extensive consultation activities
•
Constructively engaged with key stakeholders at all levels

Balance sheet
(5%)
•
Reduced leverage ratio target from 1.5x to 1.0x to enforce further discipline
•
Maintained balance sheet ﬂexibility and improved liquidity to strongest levels in recent years
•
Improved adjusted net debt to adjusted EBITDA to 0.91 times
•
Increased free cash ﬂow before growth capital by 106% to $448; cash ﬂow from operating activities increased by
22% to $1,047m
•
Annual dividend increased by 57% to 11 US cents per share year-on-year
Asset divestment
(10%)
•
Reached agreements to sell Yatela and Sadiola mines in Mali
•
Meaningfully advanced process to sell the South African assets and Cerro Vanguardia

Government
relations (2.5%)
•
Established and maintained our licence to operate in every jurisdiction
•
Led engagements with heads-of-state and other critical stakeholders to ensure alignment to the Company’s strategy and gain support for key business activities
Organisational
design (10%)
•
Implemented initiatives to support the revised COO structures aimed at improving collaboration and information sharing, and efﬁciencies between the operations and corporate centre
•
Effective integration of the investor relations, communication and ESG functions under the EVP: Corporate
Affairs and Sustainability
•
Seamless onboarding of new EVP: Business Development and Strategy
•
Appointment of new SVP: Supply Chain and updated the supply chain structure for improved efﬁciencies

Investor relations
(15%)
•
Proactive engagement with media resulting in a factual and positive representation of the Company in the public
•
Active shareholder engagement through marketing non-deal roadshows and key investor conferences
•
Delivered improved share-price performance, an 80% increase for the year, which compares favourably with the peer group
Board and
enterprise risk
reporting (2.5%)
•
Streamlined board reports and meeting structures to improve efﬁciency and promote impactful outcomes

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

CEO’s performance bonus outcome 2019
2019 DSP performance year
bonus outcome
Weighting
DSP Cash
payment outcome
Financial performance targets
Relative total shareholder return 10.0% 15.00%
Absolute total shareholder return 10.0% 15.00%
nCroe 15.0% 22.50%
Production 12.5% 6.34%
All-in sustaining costs ($m) 15.0% 10.90%
2019 Ore Reserve pre-depletion (Moz) 6.25% 9.37%
2019 Mineral Resource additions pre-depletion (Moz) 6.25% 0.00%
Safety, health, environment and community 20.0% 18.64%
Core value: people 5.0% 5.50%
Total % for Company performance: 100.0% 103.25%
x
Organisational performance weighting: 70.00%
=
A - Organisational performance weighted outcome:
72.3%
Individual performance results
Actual individual targets and strategic objectives are not
disclosed in order to maintain commercial conﬁdentiality in
competitive markets.
Individual performance weighting: 30.00%
X
Performance rating bonus correlation: 125.00%
=
B - DSP opportunity based on individual performance:
37.5%
Total % of cash bonus pay opportunity (A+B) 109.78%
x
On-target total cash bonus opportunity (as % of base pay) 100.00%
On-target total deferred share award opportunity (as % of base pay) 200.00%
=
Final cash bonus result (as % of base pay)
109.8%
Final deferred share award result (as % of base pay)
219.6%
Base pay as at December 2019 (all offshore payments converted to ZAR at exchange rate of ZAR14.445: USD1 x
18,778,500
=
Annual cash portion of DSP:
20,614,098
Annual deferred share portion of DSP (to vest over ﬁve years):
41,228,197
Total 2019 deferred share plan award:
61,842,295
REMUNERATION REPORT
CONTINUED
Section three:
Remuneration implementation report – January to December 2019
(continued)

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

Total remuneration outcomes – Christine Ramon, Chief Financial Ofﬁcer
Start date:
1 October 2014
Notice period:
6 months
Change in control
(as described in the Remuneration Policy section “Change in control” on page
):
6 months
Maximum DSP cash bonus opportunity: 127.5%
Final cash bonus result: 95.20%
Maximum DSP share awards opportunity: 277.5%
Final share award result: 207.10%
Total DSP opportunity: 405%
(as % of base pay)
Final DSP result for 2019: 302.30%
(as % of base pay)
CFO – Key objectives and achievements 2019
Key performance
indicators
Achievements
Leadership (5%)
•
Actively engaged with relevant stakeholders, to ensure that they are fully informed on the Company's strategy
•
Informed policy and regulatory matters as chair of the listed companies' CFO Forum in South Africa
•
Inﬂuenced global policies on ethics and worked to improve alignment between public interests and the accounting profession
Integration into
operations, people
and cost drivers
(10%)
•
Ensured that group ﬁnance, supply chain and IT functions support the overall group strategic objectives
•
Achieved cost performance within market guidance
•
Overall capital expenditure has been well contained and below budget/market guidance
Cost discipline (20%)
•
Corporate costs were contained within budget
•
Delivered total forecasted savings related to procurement exceeding the 2019 target by 30%
•
Optimised shared services for the South Africa region
Liquidity, credit
ratings, balance
sheet (20%)
•
Achieved second Investment Grade rating from Fitch
•
Maintained good liquidity levels and sufﬁcient headroom on all facilities
•
Successfully renewed local facilities at Geita and Siguiri
•
Maintained credit ratings by S&P and Moody's
•
Achieved an adjusted net debt to EBITDA ratio of 0.91 times, below the Group target of 1 times through the cycle
Risk management
(10%)
•
Implemented selective and limited hedging strategies to manage both the oil input cost risk and the ZAR gold price risk, providing certainty to the business from a cash ﬂow perspective
•
Carefully monitored and managed industry legislation changes and other impacts in the Brazilian mining industry related to tailings
•
Performed a full review of management practices related to strategic, operational and catastrophic risks
Transactional
support (10%)
•
Advised ﬁnance, tax and treasury functions on all transactions, restructuring and ﬁscal negotiations
Maximum
Target
Actual earnings
CFO
(%)
Base salary     Benefits         DSP cash DSP deferral
0
10
20
30
40
50
60
10
10
10
2
2
2
15
32
9
20
9
20

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Key performance
indicators
Achievements
Reporting and
compliance (10%)
•
Optimised reporting timelines to report earlier in line with the North American peer group
•
Enhanced ﬁnancial reporting to better meet business requirements
•
Promoted a culture of compliance across the operations
Tax (10%)
•
Continued to offset VAT in certain African jurisdictions in a legally compliant manner
•
Thoroughly assessed uncertain tax positions and addressed from a disclosure/accounting perspective
•
Engaged with the joint venture partner at Gramalote before the transfer of operatorship was concluded
•
Ensured that the Company remained tax compliant
Information
technology (5%)
•
Efﬁciently managed governance, cyber security and business effectiveness of the overall information management – using technology – function across the business
CFO’s performance bonus outcome 2019
2019 DSP performance year bonus outcome
Weighting
DSP Cash
payment outcome
Financial performance targets
Relative total shareholder return 10.0% 15.00%
Absolute total shareholder return 10.0% 15.00%
nCroe 15.0% 22.50%
Production 12.5% 6.34%
All-in sustaining costs ($m) 15.0% 10.90%
2019 Ore Reserve pre-depletion (Moz) 6.25% 9.37%
2019 Mineral Resource additions pre-depletion (Moz) 6.25% 0.00%
Safety, health, environment and community 20.0% 18.64%
Core value: people 5.0% 5.50%
Total % for Company performance: 100.0% 103.25%
x
Organisational performance weighting: 60.00%
=
A - Organisational performance weighted outcome:
62.0%
Individual performance results
Actual individual targets and strategic objectives are not
disclosed in order to maintain commercial conﬁdentiality in
competitive markets.
Individual performance weighting: 40.00%
X
Performance rating bonus correlation: 125.00%
=
B - DSP opportunity based on individual performance:
50.0%
Total % of cash bonus pay opportunity (A+B) 111.95%
x
On-target total cash bonus opportunity (as % of base pay) 85.00%
On-target total deferred share award opportunity (as % of base pay) 185.00%
=
Final cash bonus result (as % of base pay)
95.2%
Final deferred share award result (as % of base pay)
207.1%
Base pay as at December 2019 (all offshore payments converted to ZAR at exchange rate of ZAR14.445:USD1 x
9,638,912
=
Annual cash portion of DSP:
9,172,148
Annual deferred share portion of DSP (to vest over ﬁve years):
19,962,910
Total 2019 deferred share plan award:
29,135,058
REMUNERATION REPORT
CONTINUED
Section three:
Remuneration implementation report – January to December 2019
(continued)
CFO – Key objectives and achievements 2019 (continued)

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

CFO’s performance bonus outcome 2019 (continued)
2017 LTIP performance measures
Weighting
DSP Cash
payment outcome
Relative total shareholder return
15%
15.00%
Absolute total shareholder return
15%
15.00%
nCroe
20%
20.00%
Portfolio optimisation
20%
10.80%
Future optionality
20%
10.00%
Core value: people
10%
10.00%
Total
100%
80.80%
Core value: safety multiplier
±20%
16.90%
A - LTIP performance measures:
94.46%
x
B - 2017 number of shares allocated based on 200% of annual basic salary
110,595
x
C - Share price as at 28 February 2020
277.77
x
Value of 2019 vesting
29,016,612
Non-executive directors’ fees and allowances
The board elected not to take an increase in 2019, given prevailing market conditions. Non-executive directors have not received an increase in their fees since 2014. Note that while the fees have not changed, the absolute ﬁgures will vary according to the number of meetings held in the particular year.
The table below summarises directors’ fees for the period as well as the comparative totals for 2018 and 2017:
Non-executive directors’ fees and allowances (US dollars)
Director fees
Committee fees
Travel allowance
Total
Total
2019
2018
2017
SM Pityana (Chairman)
303,000
73,750
10,000
386,750
441,000 372,250
AH Garner
123,500
37,000
35,000
195,500
200,000 200,750
AM Ferguson
(1)
123,500
50,500
42,500
216,500
52,500 –
MJ Kirkwood
(2)
33,500
22,250
6,250
62,000
246,750 230,750
NP January-Bardill
123,500
56,000
6,250
185,750
197,500 179,500
R Gasant
123,500
63,500
6,250
193,250
229,500 182,000
RJ Ruston
123,500
56,000
38,750
218,250
260,750 212,000
MDC Richter
123,500
71,750
35,000
230,250
235,250 203,250
DL Hodgson
(2)
33,500
13,500
–
47,000
189,750 167,000
JE Tilk
(1)
123,500
47,000
60,000
230,500
– –
M Ramos
(3)
70,000
30,500
6,250
106,750
– –
Total
1,304,500
521,750
246,250
2,072,500
2,053,000 1,747,500
(1)
Director's travel allowance includes travel for site inductions.
(2)
Directors resigned effective 9 May 2019
(3)
Director joined on 1 June 2019

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

Certain statements contained in this document, other than
statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash
costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations
of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are
forward-looking statements regarding AngloGold Ashanti’s
operations, economic performance and ﬁnancial condition. These forward-looking statements or forecasts involve known and
unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking
statements. Although AngloGold Ashanti believes that the
expectations reﬂected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in
economic, social and political and market conditions, (including as a result of the covid-19 pandemic), the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals,
ﬂuctuations in gold prices and exchange rates, (including as a result of the covid-19 pandemic), the outcome of pending
or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F ﬁled with the United States Securities and Exchange Commission. These
factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material
adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking
statements. AngloGold Ashanti undertakes no obligation to
update publicly or release any revisions to these forward-looking statements to reﬂect events or circumstances after the date
hereof or to reﬂect the occurrence of unanticipated events, except to the extent required by applicable law.
All subsequent written or oral forward-looking statements
attributable to AngloGold Ashanti or any person acting on its behalf are qualiﬁed by the cautionary statements herein.
Non-GAAP ﬁnancial measures
This communication may contain certain “Non-GAAP” ﬁnancial
measures. AngloGold Ashanti utilises certain Non-GAAP
performance measures and ratios in managing its business. Non-
GAAP ﬁnancial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash ﬂow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
FORWARD - LOOKING STATEMENTS

2019
<IR>
ABOUT ANGLOGOLD ASHANTI
WORLD IN WHICH WE OPERATE

AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors:
Ernst & Young Inc.
Ofﬁces
Registered and corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4600
Fax: +61 8 9425 4662
Ghana
Gold House,
Patrice Lumumba Road
(PO Box 2665)
Accra,
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155
Directors
Executive
KPM Dushnisky
§
(Chief Executive Ofﬁcer)
KC Ramon ^ (Chief Financial Ofﬁcer)
Non-executive
SM Pityana ^ (Chairman)
AM Ferguson *
AH Garner
#
R Gasant ^
NP January-Bardill ^
NVB Magubane ^
M Ramos
^
MDC Richter
#
RJ Ruston ~
JE Tilk
§
* British
§
Canadian
#
American
~ Australian
^ South African
Ofﬁcers
Executive Vice President: General Counsel,
Compliance and Company Secretary
ME Sanz Perez
Investor relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
Share registrars
South Africa
South Africa Computershare Investor Services
(Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X9000, Saxonwold, 2132)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Australia
Computershare Investor Services
Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949
(Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra,
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI
Telephone: +1-888-BNY-ADRS
ADMINISTRATION AND CORPORATE INFORMATION

DELIVERING ON OUR STRATEGY
LEADERSHIP AND ACCOUNTABILITY
CORPORATE INFORMATION

www.anglogoldashanti.com
www.aga-reports.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 27, 2020

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance